Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-170634

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 16, 2010)

5,000,000 Shares

Caribou Coffee Company, Inc.

Common Stock

The selling shareholder named in this prospectus supplement under the caption “Selling Shareholder” is offering 5,000,000 shares of our common stock in this offering. The selling shareholder will pay all underwriting discounts and selling commissions applicable to the sale of the shares pursuant to this offering. We will not receive any of the proceeds from sales of any of the shares subject to this offering. Our common stock is traded on the NASDAQ Global Market under the symbol “CBOU.” On December 15, 2010, the last reported sales price for our common stock on the NASDAQ Global Market was $10.32 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public offering price	$9.75	$48,750,000
Underwriting discount	$0.53625	$2,681,250
Proceeds, before expenses, to the selling shareholder	$9.21375	$46,068,750

The selling shareholder has granted the underwriters the option to purchase up to 750,000 additional shares from the selling shareholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable by the selling shareholder will be $3,083,437 and the total proceeds, before expenses, to the selling shareholder will be $52,979,062.

The shares will be ready for delivery on or about December 21, 2010.

Joint Book-Running Managers

Jefferies & Company	Baird	William Blair & Company

Co-Manager

Craig-Hallum Capital Group

Prospectus Supplement dated December 15, 2010.

Domestic Locations

THE WORLD

International Locations

LIFE IS SHORT. Hold hands, not grudges. Max out your passport.
Grow older without growing up. Do something that scares you. Get your hands dirty.
Adopt an animal. Shave your head, at least once. Make time for silly. Savor every sip. Walk, don't drive.
Skip, don't walk. Do it for love, not profit. Be the first to apologize. Plug the meter for someone else.
Plant lots of trees. Learn to dance a jig. Listen first, talk second. Build communities, not empires.
Thank a teacher. STAY AWAKE FOR IT.

LIFE IS SHORT
stay awake for...

Caribou COFFEE

Domestic Locations Alabama (2) • Colorado (11) • Georgia (13) • Illinois (58) • Indiana (2) Iowa (8) • Kansas (5) • Maryland (8) • Michigan (24) • Minnesota (214) Missouri (4) • Nebraska (7) • Nevada (1) • North Carolina (20) North Dakota (6) • Ohio (36) • Pennsylvania (4) • South Dakota (4) Virginia (14) • Wisconsin (15) • Washington, D.C. (6) International Locations Kuwait (26) • UAE (26) • Bahrain (8) • South Korea (7) • Jordan (2) Saudi Arabia (2) • Lebanon (1) • Oman (1) • Qatar (1)

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

i

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. We have not, the selling shareholder has not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, nor the selling shareholder, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Market data and industry statistics used throughout this prospectus supplement are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

Caribou Coffee is a registered trademark of Caribou Coffee Company, Inc. We have a number of other registered marks, service marks, trademarks and trade names, and trademark applications, related to our products, services and concepts, and other phrases that we use throughout this prospectus supplement. All other registered marks, service marks, trademarks and trade names referred to in this prospectus supplement are the property of their respective owners.

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Prospectus Summary

This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus supplement carefully, including “Risk Factors,” our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus supplement, before you decide to invest in shares of our common stock. Unless otherwise indicated, references to “Caribou Coffee Company, Inc.,” “Caribou,” “Caribou Coffee,” “our company,” “we,” “us” and “our” refer to Caribou Coffee Company, Inc., together with our consolidated subsidiaries.

Our Company

We are one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to our customers. Based on number of coffeehouses, we are the second largest company-owned premium coffeehouse operator in the United States. As of October 3, 2010, we had 536 coffeehouses, including 126 franchised locations. Our coffeehouses are located in 20 states, the District of Columbia and nine international markets. In our retail coffeehouses, we aspire to create a community place loved by our customers, providing them with an extraordinary and uplifting experience. We source the highest-quality coffee in the world, and our skilled roastmasters personally oversee the craft roasting of every batch to bring out the best in every bean. Our coffeehouses offer our customers high-quality premium coffee and espresso-based beverages, as well as specialty teas, baked goods, food, whole bean coffee, branded merchandise and coffee lifestyle items. We believe we create a unique experience for customers through a combination of high-quality products, a comfortable and welcoming coffeehouse environment, superior customer service and our own blend of expertise, fun and authentic human connection. Our success in the retail channel has elevated the Caribou Coffee brand and created demand across other channels, including various commercial and foodservice categories. Our unique coffee is available within our commercial segment via grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. We intend to continue to grow our brand internationally through franchise agreements and to selectively enter into franchise arrangements domestically. Through our multi-channel approach, we believe we offer a total coffee solution platform to our customers.

Our comparable coffeehouse sales have significantly improved due to increased traffic and average guest check driven by the expansion of our food product offerings such as hot oatmeal and breakfast sandwiches. We have reported positive comparable coffeehouse sales over the previous four quarters, including 4.4% for the quarter ending October 3, 2010. Our commercial segment has also experienced accelerated growth and, in 2009, represented 11% of total net sales, up from less than 5% in 2007. Caribou Coffee whole bean and ground coffee products are found in grocery, mass merchant and club stores in over 40 states, allowing us to expand our brand recognition through this segment and reach customers across the United States. We also sell our blended coffees and license our brand to Keurig, Inc., an industry leader in single-cup brewing technology, for sale and use in its “K-Cup” single serve line of business. This enables Caribou Coffee products to be available in all 50 states. Our franchise segment franchises our brand to partners to operate Caribou Coffee branded coffeehouses in domestic and international markets. In addition, we sell Caribou Coffee branded products to our partners for resale in these franchised locations.

Recent Performance

Since our current management team took over in the fall of 2008, it has grown our average unit volumes and improved the Company’s overall financial performance, including:

•	achieved four consecutive quarters of positive comparable store sales;

•	increased commercial sales from $17.9 million in 2008 to $38.5 million for the twelve months ended October 3, 2010; and

•	increased EBITDA from $11.6 million in 2008 to $22.7 million for the twelve months ended October 3, 2010.

Commercial sales and EBITDA for the twelve months ended October 3, 2010 have been derived by adding the financial data for the nine months ended October 3, 2010 and the year ended January 3, 2010 and subtracting the financial data for the nine months ended September 27, 2009. EBITDA is a non-GAAP financial measure. See “—Summary Financial and Other Data” for a reconciliation to net income.

Our Competitive Strengths

High Quality Product with Scalable Production Capacity.  Serving our customers the most flavorful, highest quality coffee is at the core of our company. We pride ourselves on having one of the most creative and extensive selections of high-quality coffee-based, espresso-based and non-coffee-based beverages in our industry to meet the demanding taste preferences of our customers. To maintain product quality, we source only the highest grades of Arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards. In addition, we have implemented a number of initiatives to emphasize quality leadership that go beyond coffee, including the use of premium real chocolate melted into our beverages and wholesome oatmeal that is handcrafted and customized upon order.

In order to control our quality, we have made significant capital investments to build our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. In our 130,000 square-foot headquarters and roasting facility, coffee beans are roasted to enhance each variety’s specific flavor characteristics, allowing us to offer a wide range of coffee to suit individual preferences in the marketplace. We are currently operating at approximately 70% of our full roasting capacity on a single shift with an opportunity to more than double our current production levels in the existing facility.

Strong Brand Awareness.  We believe our brand is well known within the retail premium coffee market, and we have particularly strong brand awareness in markets where we have a significant coffeehouse presence. We continue to evolve our brand and icons, and updated them in March 2010 to improve our customers’ experience and brand image. Our new, contemporary, branding reflects Caribou Coffee’s core values, exhibiting our fun and quirky point of view, passion for human connection and commitment to quality products.

We believe our new branding differentiates Caribou Coffee iconography from our peers—our cups, napkins, drink carriers and menu boards all reflect our new look. We believe strong brand awareness has resulted from our marketing efforts and distinctive Caribou Coffee logo, all of which promote our brand as we expand within and into new markets and drive further opportunities in our other channels.

Dynamic Multi-Channel Business Model.  Founded as a regional premium coffeehouse retailer, today we offer a total coffee solution platform for our customers. We serve our customers by offering our high-quality coffee and other food and merchandise products through three highly integrated sales channels: retail, commercial and franchise. Each of these channels features our products in a convenient and inviting manner that is characteristic of our brand. Whether at a Caribou coffeehouse, the local grocery store or a sporting venue, we offer our customers an opportunity to find the brand in places convenient to their lifestyles. Our multi-channel operating model enables us to maximize brand exposure and customer access to our products, which we believe increases growth opportunities across all of our channels.

•	Unique Coffeehouse Experience. We are committed to delivering the leading coffeehouse experience, by providing the highest quality coffee and food products in a warm and inviting coffeehouse environment served by people who care. Our goal is to provide our customers with an extraordinary experience that feeds the soul.

•	Coffeehouse Environment. Caribou coffeehouses are where the brand and the customer connect through a combination of a welcoming atmosphere, handcrafted coffeehouse products, fast and friendly service and convenience. Our coffeehouse interiors create a warm and inviting atmosphere, featuring fireplaces, exposed wood beams and leather sofas and chairs, encouraging customers to relax and enjoy our products. We anticipate our new coffeehouse interiors will be accented by local flair to create a fun and eclectic gathering place unique to each particular community. By establishing community message boards and allowing our customers to vote on designs for coffeehouse fixtures, such as community tables and lighting, we expect to build a connection between our coffeehouses and the local community, differentiating us from competitors and allowing us to become “The community place I love.” Options such as free Wi-Fi, extra-comfortable chairs and drive-thru service provide our customers with the option to make a quick stop or to spend time at a Caribou coffeehouse.

•	Human Connection. We believe our focus on creating a human connection sets Caribou coffeehouses apart from our competitors. Our coffeehouse team members reflect the essence of the Caribou Coffee brand: a fun and quirky point of view and passion for human connection. Our coffeehouse team members provide focused and attentive service along with Midwestern hospitality. We encourage team members to have personal interaction with our customers and learn their names and preferred beverages. Community walls at coffeehouse locations further promote human connection by providing our coffeehouse team members and customers a common forum to share their dreams, passions and lives. Our selective hiring, extensive training and merit-based compensation policies reinforce our focus on the customer experience and drive consistent, excellent customer service in our coffeehouses.

•	Growing Commercial Segment. Our commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers nationwide. We have increased our commercial retail footprint from 2,300 doors in 2007 to 7,000 doors in 2009 throughout 40 states. Additionally, through our Keurig licensing arrangement, we believe Caribou Coffee single-serve K-cups are found in an additional 17,000 doors across all 50 states and can be ordered from multiple “major retail” websites. We use third-party distributors to distribute our Caribou Coffee whole bean and ground coffee branded products through our commercial channel. This operating model allows us to leverage our business partners’ existing infrastructures and extend the Caribou Coffee brand in an efficient way. Including K-cups, we believe Caribou Coffee products comprise approximately 4% of the overall share of the national premium coffee category.

•	Growing Opportunities in Franchising. Since opening our first franchised coffeehouse in 2004, we have expanded the number of franchised coffeehouses and kiosks to 126 worldwide. Within the United States, we have a rigorous, disciplined approach to developing our franchising pipeline, which includes kiosks in nontraditional locations such as airports, offices, colleges and universities, grocery stores, hospitals and hotels. Internationally, we have a Master Franchise Agreement covering 12 countries and 250 Caribou Coffee coffeehouses. We have seen rapid and significant growth in the franchise segment, with sales growing from $2.0 million in 2006 to $7.7 million in 2009. We will continue to franchise Caribou Coffee branded coffeehouses and kiosks; we believe there are significant opportunities to grow our business with qualified development and franchising partners, both domestically and internationally.

Strong Company Culture.  We have a strong, well-defined, service-oriented culture that our employees embrace. We emphasize a fun, passionate and authentic culture and support active social responsibility and community involvement. Our organization is committed to giving back locally and nationally, with 5% of pre-tax profits going to charity and local community causes in 2009. By 2011, we expect that Caribou Coffee will be the first and only large-scale coffee company that sources 100% Rainforest Alliance coffee beans. The Rainforest Alliance, a non-profit organization seeking to conserve biodiversity, certifies that coffee beans are produced in environmentally sustainable and socially responsible ways, and ensures that workers have good wages, decent living conditions, education and health care. We believe that our strong, socially-conscious culture will allow us to attract the best possible team members, and maintain our focus on quality and customer service as we expand our business.

Experienced Management Team.  We are led by a management team with significant experience in the restaurant, retail and branded consumer products industries. Our President and Chief Executive Officer, Michael Tattersfield, has more than 17 years of restaurant and specialty retail experience, including having served as Chief Operating Officer of lululemon athletica, inc. and President of A&W All American Food Restaurants at YUM! Brands, Inc. Mr. Tattersfield joined the company in 2008 and has built an experienced management team of both new and existing senior leaders focused on building a leading multi-channel branded coffee company that offers a total coffee solution platform to our customers, driving growth and improving profitability. Our management team has applied its expertise in finance, operations and marketing to continue to diversify our operating segments, develop a disciplined product pipeline, evolve and grow the Caribou Coffee brand and improve the unique customer experience in coffeehouses.

Key Personnel and Growth Infrastructure in Place.  We believe we have the personnel and resources in place to support our growth. We have built strong finance, marketing and product management teams to oversee our recent new product and branding initiatives, including the introduction of our updated brand and icons and new products across all business segments. This infrastructure extends to the commercial segment, where we have a strong team in place to execute our growth strategy. We have also invested in our real estate personnel to oversee our targeted company-owned retail coffeehouse expansion strategy. We believe we will be able to leverage our investment in infrastructure as we expand and grow our business.

Our Growth Strategies

Our growth strategies are centered on continuing the transition from a primarily company-owned coffeehouse operator to a branded coffee company with multiple sales channels. We believe our retail coffeehouses are critical to establishing a connection between the Caribou Coffee brand and our customers, which we expect will continue to be strengthened by our recently-upgraded food offerings. Success at the retail level creates opportunities for significant growth beyond the traditional coffeehouse segment, including consumer packaged goods (CPG), foodservice and franchising. We anticipate that increased brand visibility will benefit all of our segments. Our growth model is comprised of several drivers:

Increase Retail Coffeehouse Average Unit Volume.  We have invested significant time, effort and capital to increase our average unit volume and drive operating leverage across our company-owned coffeehouses. We are focused on growing our average unit volume by driving higher levels of customer traffic and average customer check by increasing sales of beverages, food, beans and merchandise to our customers. To drive customer traffic, we have accelerated new product introductions and supported them with marketing initiatives. We continue to introduce new premium products, such as real chocolate-based beverages, distinctive teas and wholesome oatmeal. At the core of these product innovations are consistent themes of premium quality, natural ingredients and customizable offerings. We believe our guests want a superior food experience and these products and investments will drive loyalty and frequency of visit.

Our differentiated food platform has been, and we believe will continue to be, a driver of traffic and increased average check. We have installed ovens in approximately 200 company-owned coffeehouses and launched breakfast sandwiches in mid-September 2010. Oven technology is now being installed in another 120 company-owned coffeehouses to roll out breakfast sandwiches in the first quarter of 2011. We plan on leveraging our oven platform to expand our food offerings for lunch sandwiches, snacks and other bakery items across all day parts.

In March 2010, we launched a “New Bou” marketing campaign, which provides a fresh new look to our brand. New Bou is focused on our guests and culture, and through this initiative we are making sure that Caribou Coffee is the community place that our customers love. We believe the combination of our product and marketing investments will build traffic and average check, which is the first step in unlocking our long-term average unit volume growth strategy.

Open New Company-Owned Coffeehouse Locations in Existing Markets.  We believe we have strong brand awareness in markets where we have a significant coffeehouse presence. With a solid core of successful locations in the Midwest, as well as a strong footprint in other select regions, we are prepared to execute a targeted and measured expansion plan. Our focus is on increasing density in existing markets where we believe we have significant growth opportunities. We plan to open approximately 10 company-owned coffeehouses in 2011, an additional 20 to 25 in 2012 and over time, we anticipate growing our store base by 8% to 10% each year. For our new coffeehouses, we target a 2:1 sales to investment ratio, which based on current average coffeehouse level margins and an approximate $450,000 cash investment would generate cash-on-cash returns of approximately 30% to 40% by the end of the third year of operations. We will seek to further improve our cash-on-cash returns by opening new coffeehouses with higher average unit volumes and by growing our margins. We also believe the growth of our coffeehouse base will increase awareness of the Caribou Coffee brand and drive sales across other channels, including CPG and foodservice.

Grow Our CPG Coffee Business.  We believe Caribou Coffee’s reputation as a retailer of high-quality premium coffees has created significant demand for our whole bean and ground coffee through commercial channels. Our commercial segment comprised 11% of total sales in 2009. This segment has expanded quickly with 2009 segment sales growth of 54% compared to 2008, and average annual segment growth of 48% over the past three years. Today, we sell our packaged whole bean and ground coffee in 7,000 grocery, mass merchant and club store doors across 40 states. Our coffee is also available in Caribou Coffee K-cups in, we believe, an additional 17,000 doors across all 50 states. We are currently focused on increasing sales velocity throughout our existing doors and selectively opening new doors. We are in the process of upgrading the packaging of our whole bean and ground coffee products in an effort to better position our brand to appeal to customers in the marketplace. We believe that leveraging our coffeehouse footprint will elevate our CPG market share. Moreover, we expect increased brand awareness through the CPG channel to drive traffic in our coffeehouses.

Gain Stronger Presence in the Foodservice Sector.  We believe the foodservice sector provides an attractive opportunity for us to introduce our premium coffee products in new channels, such as national restaurant chains, sports venues, universities and hospitals, and further increase our brand visibility. We believe the foodservice sector provides significant long-term growth potential for us to sell Caribou Coffee products, which we expect will complement growth in our other segments. In March 2010, we signed an agreement with U.S. Foodservice, Inc. to become U.S. Foodservice’s preferred provider of premium coffee products.

Expand New Unit Growth in Our Franchise Channel.  We intend to strategically franchise the Caribou Coffee brand, primarily in domestic non-traditional venues and international markets where we believe there are significant opportunities to grow our business. As of October 3, 2010, we had 52 franchise locations in the United States and 74 international locations predominately in the Middle East. We have entered into a Master Franchise Agreement with a local franchisee in the Middle East to develop 250 coffeehouses in the region through 2014. We also intend to franchise locations in the United States to gain access to attractive, high customer traffic locations, such as airports and other captive venues and to take advantage of other strategic opportunities. We believe Caribou Coffee’s total coffee solution platform makes us a highly desirable franchising partner. For example, through our recently-established partnership with Hy-Vee grocery stores, Caribou Coffee products are sold on Hy-Vee grocery shelves, in Hy-Vee foodservice operations and in barista-staffed, in-store franchised kiosks.

Continued growth in our franchised locations allows us to expand our geographic footprint and generate steady cash flows, with limited capital expenditures. By increasing brand awareness through growing smaller, non-traditional units such as grocery store kiosks, we are creating sales opportunities for all segments of our business.

Corporate Information

We were incorporated in 1992 in Minnesota. Our principal executive offices are located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, and our telephone number is (763) 592-2200. Our website is located at www.cariboucoffee.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement.

The Offering

Common stock offered by the selling shareholder	5,000,000 shares

Over-allotment option	750,000 shares

Common stock outstanding before and after this offering	20,041,873 shares

Ownership of the selling shareholder after offering	Upon completion of this offering, the selling shareholder will beneficially own 5,922,245 shares of our outstanding common stock, or approximately 30% if the underwriters exercise their over-allotment option in full.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“CBOU”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 1, 2010, and excludes the following:

•	1,599,919 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan as of December 1, 2010 at a weighted average exercise price of $4.15 per share; and

•	590,021 shares of our common stock reserved for future issuance under our equity incentive plan as of December 1, 2010.

Unless specifically stated, the information in this prospectus supplement does not take into account the exercise of the underwriters’ option to purchase an additional 750,000 shares of common stock pursuant to the over-allotment option granted to the underwriters by the selling shareholder.

Summary Financial and Other Data

The table below summarizes our selected consolidated statement of operations, financial and operating and balance sheet data as of and for each of our fiscal years ended December 30, 2007, December 28, 2008 and January 3, 2010 and as of and for each of the 39 weeks ended September 27, 2009 and October 3, 2010. The consolidated statement of operations and balance sheet data as of and for each of the three fiscal years ended December 30, 2007, December 28, 2008 and January 3, 2010 are derived from our audited consolidated financial statements. The consolidated statements of operations and balance sheet data for each of the 39 weeks ended September 27, 2009 and October 3, 2010 are derived from our unaudited interim condensed consolidated financial statements. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial statements. Operating results for the 39 weeks ended October 3, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending January 2, 2011.

You should read the following summary consolidated financial and other information together with “Selected Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The historical results presented below are not necessarily indicative of future results.

				Thirty-Nine
	Fiscal Year Ended(1)			Weeks Ended
	December 30,	December 28,	January 3,	September 27,	October 3,
	2007	2008	2010	2009	2010
	(In thousands, except per share and operating data)

Statement of Operations Data:
Net sales:
Coffeehouses	$240,267	$229,092	$227,224	$162,637	$169,974
Commercial and franchise	16,567	24,807	35,315	23,436	36,134

Total net sales	256,834	253,899	262,539	186,073	206,108
Cost of sales and related occupancy costs	108,358	109,632	115,886	81,438	94,651
Operating expenses	107,062	100,309	99,498	71,684	75,159
Opening expenses	502	230	24	—	—
Depreciation and amortization	32,150	24,928	14,102	10,776	9,271
General and administrative expenses	32,324	29,145	27,145	19,708	21,563
Closing expense and disposal of assets	6,839	5,113	343	—	—

Operating income (loss)	(30,401)	(15,458)	5,541	2,467	5,464
Other income (expense):
Interest income	181	25	26	17	19
Interest expense	(576)	(810)	(261)	(189)	(234)

Income (loss) before provision (benefit) for income taxes	(30,796)	(16,243)	5,306	2,295	5,249
Provision (benefit) for income taxes	(297)	36	(246)	(182)	(106)

Net income (loss) before noncontrolling interest	(30,499)	(16,279)	5,552	2,477	5,355
Noncontrolling interest	164	63	414	309	289

Net income (loss) attributable to Caribou Coffee Company, Inc.	$(30,663)	$(16,342)	$5,138	$2,168	$5,066

Per Share Data:
Net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders:
Basic	$(1.59)	$(0.84)	$0.26	$0.11	$0.26

Diluted	$(1.59)	$(0.84)	$0.26	$0.11	$0.25

Shares used in calculation of net income (loss) attributable to Caribou Coffee Company, Inc.:
Basic	19,333	19,371	19,443	19,418	19,599

Diluted	19,333	19,371	20,000	19,830	20,540

				Thirty-Nine
	Fiscal Year Ended(1)			Weeks Ended
	December 30,	December 28,	January 3,	September 27,	October 3,
	2007	2008	2010	2009	2010
	(In thousands, except per share and operating data)

Financial and Operating Data:
EBITDA(2)	$3,797	$11,618	$21,307	$14,518	$15,923
Capital expenditures	17,185	5,933	2,969	845	5,024
Percentage change in comparable coffeehouse net sales(3)	0.1%	(3.5)%	(2.3)%	(3.0)%	4.8%
Company-operated coffeehouse operating weeks	22,814	21,810	21,918	16,136	16,063
Company-operated:
Coffeehouses open at beginning of period	440	432	414	414	413
Coffeehouses opened during the period	20	7	0	0	0
Coffeehouses closed during period	(28)	(25)	(1)	(1)	(3)

Coffeehouses open at end of period	432	414	413	413	410
Franchised coffeehouses open at end of period	52	97	121	112	126

Total coffeehouses open at end of period	484	511	534	525	536

Balance Sheet Data (at period end):
Cash and cash equivalents	$9,886	$11,060	$23,578	$19,086	$10,018
Total assets	111,840	89,572	93,727	88,630	96,559
Total notes payable and revolving credit facility	—	—	—	—	—
Accumulated deficit	(65,137)	(81,479)	(76,341)	(79,311)	(71,275)
Total shareholders’ equity(4)	59,433	44,008	50,776	47,397	57,099

(1)	We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended December 30, 2007 and December 28, 2008 each have 52 weeks, while the fiscal year ended January 3, 2010 had 53 weeks. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year.

(2)	EBITDA is a supplemental non-GAAP financial measure. EBITDA is equal to net income (loss) attributable to Caribou Coffee Company, Inc. excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes.

The following table reconciles net income (loss) attributable to Caribou Coffee Company, Inc. to EBITDA for the periods presented:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 30,	December 28,	January 3,	September 27,	October 3,
	2007	2008	2010	2009	2010
	(In thousands)

Statement of Operations Data:
Net income (loss) attributable to Caribou Coffee Company, Inc.	$(30,663)	$(16,342)	$5,138	$2,168	$5,066
Interest expense	576	810	261	189	234
Interest income	(181)	(25)	(26)	(17)	(19)
Depreciation and amortization(a)	34,362	27,139	16,180	12,360	10,748
Provision (benefit) for income taxes	(297)	36	(246)	(182)	(106)

EBITDA	$3,797	$11,618	$21,307	$14,518	$15,923

(a)	Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.

We believe EBITDA is useful to investors in evaluating our operating performance because our coffeehouse leases are generally short-term (5-10 years), and we must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened a net 210 company-owned coffeehouses from the beginning of fiscal 2003 through the end of the first thirty-nine weeks of 2010. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. In addition, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Additionally, depreciation and amortization is impacted by accelerated depreciation from asset impairments. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items not directly resulting from our coffeehouse operations;
•	for planning purposes, including the preparation of our internal annual operating budget;
•	to establish targets for certain management compensation matters; and
•	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA: (a) does not represent net income or cash flows from operating activities as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

(3)	Percentage change in comparable coffeehouse net sales compares the net sales of coffeehouses during a fiscal period to the net sales from the same coffeehouses for the equivalent period in the prior year. A coffeehouse is included in this calculation beginning in its thirteenth full month of operations. A closed coffeehouse is included in the calculation for each full month that the coffeehouse was open in both fiscal periods. Franchised coffeehouses are not included in the comparable coffeehouse net sales calculations.

(4)	In December 2007, the FASB issued guidance establishing new standards that govern the accounting for and reporting of noncontrolling interests in partially owned subsidiaries. The Company adopted these accounting rules on December 29, 2008 and has accordingly retroactively applied the presentation and disclosure requirements for the existing noncontrolling interest for all periods presented by including noncontrolling interest as a component of total equity.

Risk Factors

Investing in shares of our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained in this prospectus supplement before purchasing the shares of our common stock in this offering. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus supplement, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We have a history of net losses and may incur losses in the future.

We incurred net losses of $16.3 million in the fiscal year ended December 28, 2008 and have incurred net losses in all but two years since our inception in 1992. The recent improvement in our results of operations is primarily the result of increased sales across our businesses, improvements in operating efficiencies and a reduction in operating costs. We have also experienced a significant reduction in depreciation and amortization. We may not be able to maintain current sales levels and our operating costs may increase, which may cause us to return to incurring net losses. Therefore, we cannot assure you that we will be profitable in future periods.

We face many challenges in enhancing the average unit volume of our existing and new coffeehouses through the expansion of our food offerings.

We are seeking to increase our average unit volume to grow our profitability by increasing traffic in our coffeehouses and our average customer check. We have recently expanded the food offerings in our coffeehouses, including the introduction of hot oatmeal and breakfast sandwiches, and to date, we have installed ovens in approximately 200 company-owned coffeehouses. Our expansion of food product offerings causes us to face additional risks. Our brand has historically been associated with beverage products, and we may not be successful in persuading customers to make incremental food purchases. Sales of food products requires the implementation of new logistics efforts compared to our beverage sales, including managing our food supply chain, providing additional cold storage space in our stores and training our employees to prepare and manage our food offerings. We also face competition from other companies that provide a wider range of food products along with beverages, including coffee. If we are unable to successfully implement our strategy to increase our food offerings as quickly as we have planned or at all, we may be unable to maintain or grow our average unit volumes and our profitability and prospects may be adversely affected.

If we fail to continue to develop and maintain our brand, our business could suffer.

We believe that maintaining and developing our multi-channel brand is critical to our success and our growth strategy and that the importance of brand recognition is significant as a result of competitors offering products similar to our products. We have made significant marketing expenditures to create and maintain brand loyalty as well as to increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future sales or implement our business strategy.

We may not be successful in maintaining or expanding our commercial business.

Our commercial segment was approximately 11% of our total sales in 2009, and we are seeking to increase our sales in our commercial segment as part of our growth strategy. However, we may not be successful in maintaining our existing commercial customers or attracting new commercial customers. We do not have contracts with many of our commercial customers and one or more of them could choose to discontinue purchasing our products at any time. A large percentage of our commercial business is concentrated in a small number of customers, and we expect that this concentration will continue in the future. Consequently, the loss of any one customer in this area could have a significant adverse impact on our commercial business. In addition, we may not be able to attract new commercial customers, which would impede our ability to achieve our growth strategy.

In March 2010, we entered into a one-year distribution agreement with U.S. Foodservice to become its preferred provider of premium coffee. This distribution agreement, however, does not provide for any minimum purchase commitments by U.S. Foodservice nor does it provide that U.S. Foodservice must maintain an exclusive relationship with us. Due to the preferred nature of this agreement, we are unable to contract with another foodservice provider until March 2011, which may put us at a competitive disadvantage in our industry. This relationship has not yet resulted in significant commercial segment sales, and we cannot assure that it will do so in the future. If we or U.S. Foodservice discontinues our relationship in the future, we will need to find a new partner in the foodservice business, which could delay our penetration of the commercial business, decrease our competitiveness in this segment and materially and adversely affect our results of operations. In addition, we may not choose or be able to form a similar relationship, which may place us at a competitive disadvantage and sales in our commercial segment may not grow as rapidly as our competitors.

Furthermore, our licensing arrangement for the sale of our brand in K-Cups for use with the Keurig® single-cup brewing systems increases our brand exposure and has provided us with increasing sales in our commercial segment. Pursuant to this licensing agreement, we are not permitted to enter into arrangements with a similar provider of coffee during the term of the agreement, which may not be terminated without one year’s prior notice by either party. Consequently, we may be unable to enter into relationships with other coffee providers that present us with sales opportunities, which may prevent us from taking advantage of potential growth opportunities. A continued relationship with Keurig and use of our brand in its K-Cup line of business will allow us to continue to benefit from increased brand exposure. A failure to maintain our relationship with Keurig and the inability to have our products sold in its K-Cup line of business may adversely affect our results of operations, profitability and growth strategy.

If we fail to locate superior coffeehouse sites to open planned new stores, our new stores may not achieve acceptable levels of profitability.

Our growth strategy assumes that we will open approximately 10 new coffeehouse locations by the end of fiscal year 2011 and an additional 20 to 25 coffeehouse locations in fiscal year 2012. Our ability to open new stores that meet our targets for profitability or are profitable at all is highly dependent on our ability to locate superior coffeehouse sites and lease on terms that are acceptable to us. Despite the economic downturn, competition for prime locations is intense and the prices commanded for such locations have remained high. In addition, there are fewer new developments, such as shopping centers, being constructed. This further reduces the supply of potential new coffeehouse locations. If we are unable to locate such locations or if we are unsuccessful in recognizing superior sites, our new stores may not achieve the levels of profitability that we anticipate, which could adversely affect our net sales and growth strategy. In the past, some of our stores were opened in suboptimal locations, and we were forced to close a number of them. In addition, the profitability of our new coffeehouses is also dependent on our ability to control construction and development costs of such new coffeehouses. If we are unable to control construction and development costs, our results of operations may be adversely affected.

Our new coffeehouses may not achieve market acceptance or the same levels of profitability as our existing stores or be profitable at all.

Our expansion plans depend on opening coffeehouses in existing markets where we may already have coffeehouses nearby or where there is a high degree of competition. The success of these new coffeehouses will be affected by competitive conditions, consumer tastes and discretionary spending patterns, as well as our ability to generate market awareness of the Caribou Coffee brand. Our coffeehouses in Minnesota, which account for approximately half of our coffeehouses and net sales, have consistently been more profitable than our coffeehouses outside of Minnesota. Although we have opened coffeehouses in markets outside of Minnesota and expect to continue to do so, we may never achieve the same levels of profitability at these other coffeehouses as we have with those located in Minnesota.

New coffeehouses may take longer to reach profitability, thereby affecting our overall profitability and results of operations. Moreover, we may not be successful in operating our new coffeehouses on a profitable basis. Some of our markets may not be able to support additional coffeehouses and new coffeehouses may take away customers from our existing coffeehouses thereby affecting the profitability of our existing coffeehouses. In addition, many of the markets in which we operate, and in which we intend to expand our coffeehouses, also contain our competitors. Such markets may not be able to support additional coffeehouses, and if we are unable to attract customers to our new coffeehouses and away from our competitors, our new coffeehouses may not achieve sustainable levels of profitability. Furthermore, our failure to achieve market acceptance or profitability at one or more of our new coffeehouses could put a significant strain on our financial resources and could limit our ability to further expand our business. In the past, we have been forced to close a significant number of underperforming coffeehouses, and if we are not successful in opening profitable new coffeehouses or operating existing coffeehouses, we may be forced to close additional coffeehouses in the future. There can be no assurance that we will be successful in operating any of our existing or new coffeehouses profitably.

We compete with a number of companies for customers. The success of these competitors could have an adverse effect on us.

The premium coffee industry is highly competitive. Our primary competitors for coffee beverage sales are other premium coffee shops and other restaurants. In all markets in which we do business, there are numerous competitors in the premium coffee beverage business, and we expect this competition to continue or increase. Starbucks Corporation is the premium coffeehouse segment leader with approximately 11,000 locations in the United States and approximately 6,000 locations internationally. Our other primary competitors are regional or local market coffeehouses, such as Dunn Brothers in the Minneapolis market. Additionally, other companies may develop coffeehouses that operate concepts similar to ours.

We also compete with numerous convenience stores, restaurants, coffee shops and street vendors. We also compete with quick service restaurants, and recently, a number of other quick service restaurants such as McDonald’s have begun more aggressively pursuing the coffee beverage market. As we continue to expand our food offerings, we will compete with additional national, regional and local competitors. We must spend significant resources to differentiate our customer experience, which is defined by our products, coffeehouse environment and customer service, from the offerings of our competitors. Despite these efforts, our competitors still may be successful in attracting our customers.

In addition, we compete directly against all other coffee brands in the marketplace with respect to our commercial segment. Coffee is sold by coffee roasters, such as us, to foodservice operators, direct to consumers through websites, mail order, offices and other places where coffee is consumed or purchased for home consumption. A number of nationwide and regional coffee roasters are also distributing premium coffee brands in supermarkets, and these premium coffee brands, including national and regional private label brands, may serve as substitutes for our coffee. If we do not succeed in effectively differentiating ourselves from these competitors, by developing and maintaining our brand, then our competitive position may be weakened and our sales may be materially adversely affected.

Competition in the premium coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the market. The financial, marketing and operating resources of these new market entrants may be greater than our resources. In addition, some of our existing competitors or potential competitors have substantially greater financial, marketing and operating resources, which may allow them to react to changes in pricing and the coffee beverage industry generally better than we can. Our failure to compete successfully against current or future competitors could have an adverse effect on our business, including loss of customers, declining net sales and loss of market share.

Implementation of our growth strategy may place a strain on our management, operational and financial resources, as well as our information systems.

To achieve our goal of continuing to grow our business, our brand and the number of our coffeehouses, we must:

•	maintain the premium nature of our brand;

•	obtain superior sites at acceptable costs in highly competitive real estate markets;

•	successfully manage new coffeehouses;

•	hire, train and retain qualified personnel;

•	continue to improve and expand our coffee, other beverage and food offerings;

•	expand our commercial sales;

•	attract franchisees who will operate coffeehouses internationally and in certain strategic situations domestically;

•	continue to upgrade inventory control, marketing and information systems; and

•	maintain strict quality control from the sourcing of high-quality coffee beans to the delivery of coffee, beverage and food products to our customers.

We intend to use cash flow from our current operations to fund our growth strategy. Implementation of our growth strategy may place a strain on our management, operational and financial resources, as well as our information systems. Our growth continues to increase our operating complexity and the level of responsibility for new and existing management and store-level employees. Furthermore, our results of operations and financial condition may be adversely affected if we are unable to implement our business strategy or if our business strategy proves to have been flawed.

The availability and price of high quality Arabica coffee beans could impact our profitability and growth of our business.

Our principal raw material is green coffee beans, representing approximately 31% of our cost of goods spending in 2009. We source our green coffee beans from direct coffee farmer relationships utilizing brokers. Although most coffee beans are traded in the commodity market, the high-grade Arabica coffee beans we buy tend to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. We typically enter into supply contracts with individual suppliers with a term of one year or less to purchase a pre-determined quantity of coffee beans at a fixed price per pound. If we are unable to source sufficient quantities of green coffee beans to meet our demands for growth and expansion, then our business could be negatively impacted.

The prices we pay for coffee beans are subject to movements in the commodity market for coffee. The price can fluctuate depending on such things as weather patterns in coffee-producing countries, economic and political conditions affecting coffee-producing countries, foreign currency fluctuations, coffee-producing countries’ export quotas, commodity market investor activity and general economic conditions. In addition, coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of coffee beans through agreements establishing export quotas or restricting coffee supplies worldwide. Should the price for coffee beans increase and we are not able to adjust our pricing and cost structure accordingly, our margins and profitability will decrease. Our ability to raise sales prices in response to rising coffee bean prices may be limited and depends largely on what our competitors do in response to price pressures, and our profitability could be adversely affected if coffee bean prices were to rise substantially. Moreover, passing price increases on to our customers could result in losses in sales volume or margins in the future. Similarly, rapid sharp decreases in the cost of coffee beans could also force us to lower sales prices before we have realized cost reductions in our coffee bean inventory.

We face the risk of fluctuations in the cost, availability and quality of our non-coffee raw ingredients.

The cost, availability and quality of non-coffee raw ingredients for our products are subject to a range of factors. For example, we purchase significant amounts of dairy products to support the needs of our coffeehouses. In addition, although less material to our operations, other commodities related to food and beverage inputs such as cocoa and sugar are important to our operations. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited supplier choices and are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. In particular, the supply and price of dairy products are subject to significant volatility. Our ability to raise sales prices in response to increases in prices of these non-coffee raw ingredients may be limited, and our profitability could be adversely affected if the prices of these ingredients were to rise substantially.

A significant interruption in the operation of our roasting, warehousing and distribution facility could potentially disrupt our operations.

We have only one roasting, warehousing and distribution facility located at our headquarters in Minneapolis, Minnesota supporting our supply chain activities for all of our coffeehouses. A significant interruption impacting this facility, whether as a result of a natural disaster, technical or labor difficulties, fire or other causes, could cause a shortage of coffee at our coffeehouses and significantly impair our ability to operate our business. A significant disruption in service from our roasting, warehousing and distribution facility would negatively impact sales in all business segments.

Because our business is highly dependent on a single product, premium coffee, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

Although we have increased and plan to continue to increase our food and other beverage offerings, our business has limited diversity and consists primarily of buying, blending and roasting coffee beans and operating gourmet coffeehouses. Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Shifts in consumer preferences away from the premium coffee segment would have a material adverse effect on our results of operations. In addition, we regularly introduce unique flavors and ingredients which may not appeal to our consumers’ preferences, and our profitability may suffer as a result of unpopular beverage and food offerings. We have also recently begun debuting many new food offerings in a relatively short period of time. To the extent such new offerings are unsuccessful, our results may suffer from unsatisfied existing consumers and/or decreased new consumer retention. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

We have recorded impairment charges in the past periods and may record additional impairment charges in future periods.

We periodically evaluate possible impairment at the individual coffeehouse level, and record an impairment loss whenever we determine impairment factors are present. We also periodically evaluate the criteria we use as an indication of coffeehouse impairment. We consider a history of coffeehouse operating losses to be a primary indicator of potential impairment for individual coffeehouse locations. A lack of improvement at the coffeehouses we are monitoring, or deteriorating results at other coffeehouses, could result in additional impairment charges. During fiscal year 2008, the assets related to 37 coffeehouses were impaired, of which we recorded charges of approximately $7.5 million. We had no coffeehouse impairments during fiscal 2009, however we may have additional impairments in future periods.

We depend on the expertise of key personnel. If these individuals leave or change their role without effective replacements, our operations may suffer.

The success of our business to date has been, and our continuing success will be, dependent to a large degree on the continued services of our executive officers, particularly our President and Chief Executive Officer, Michael Tattersfield, our Chief Financial Officer, Timothy Hennessy, and our other key personnel who have extensive experience in our industry. If we lose the services of any of these integral personnel and fail to manage a smooth transition to new personnel, our business could suffer. We do not carry key person life insurance on any of our executive officers or other key personnel.

We may not be able to hire or retain additional coffeehouse managers and other coffeehouse personnel and our recruiting and compensation costs may increase as a result of turnover, both of which may increase our costs and reduce our profitability and may adversely impact our ability to implement our business strategy.

Our success at our coffeehouses depends upon our ability to attract and retain highly motivated, well-qualified coffeehouse managers and other coffeehouse personnel. We consider the unique attributes of our coffeehouse personnel to be one of our greatest strengths, so it is important for us to be able to attract and retain the right personnel. We face significant competition in the recruitment of qualified employees. Our ability to execute our business strategy and provide high quality customer service may suffer if we are unable to recruit or retain a sufficient number of qualified employees or if the costs of employee compensation or benefits increase substantially. Additionally, coffeehouse manager and hourly employee turnover in our industry is high. If quality employees cannot be retained we may be required to increase our recruiting and compensation expenses and our quality of service could be compromised, which may reduce our profitability.

Our roasting methods are not proprietary but are essential to the quality of our coffee, and our business would suffer if our competitors were able to duplicate them.

We consider our roasting methods essential to the flavor and richness of our coffee and, therefore, essential to our brand. Because our roasting methods cannot be patented, we are unable to prevent competitors from copying our roasting methods if such methods became known. If our competitors copy our roasting methods, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

The United States economic crisis could adversely affect our business and financial results.

As a business selling premium products that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in macro-economic conditions. Many sectors of the economy have been adversely impacted from the global economic recession, and we face a challenging environment because our customers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and sharply falling home prices. Any resulting decreases in customer traffic or average value per transaction will negatively impact our financial performance as reduced revenues result in sales de-leveraging which creates downward pressure on margins and profitability. There is also a risk that if negative economic conditions persist for a long period of time, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

We are susceptible to adverse trends and economic conditions in Minnesota.

As of October 3, 2010, 211, or 51%, of our company-owned coffeehouses were located in Minnesota. An additional 75, or 18%, of our company-owned coffeehouses were located in the states of North Dakota, South Dakota, Iowa, Illinois and Wisconsin. Our Minnesota coffeehouses accounted for approximately half of our company-operated coffeehouse net sales during the thirty-nine weeks ended October 3, 2010. Our Minnesota, North Dakota, South Dakota, Iowa, Illinois and Wisconsin company-operated coffeehouses accounted for approximately 73% of our coffeehouse net sales during the thirty-nine weeks ended October 3, 2010. As a result, any adverse trends and economic conditions in these states have a disproportionate adverse impact on our overall results. In addition, given our geographic concentration in these states, negative publicity in the region regarding any of our coffeehouses could have a material effect on our business and operations throughout the region, as could other regional occurrences such as local competitive changes, changes in consumer preferences, strikes, new or revised laws or regulations, adverse weather conditions, natural disasters or disruptions in the supply of food products.

We could be subject to complaints or claims from our customers or adverse publicity resulting from those complaints or claims.

We may be the subject of complaints from or litigation by customers who allege beverage or food-related illnesses, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from any such complaints or allegations may divert our management’s time and attention and materially adversely affect our brand perception, sales and profitability, or the market price of our common stock, regardless of whether or not such complaints or allegations are true or whether or not we are ultimately held liable. A lawsuit or claim also could result in an expensive settlement, defense, or penalty.

Complaints or claims by current, former or prospective employees could adversely affect us.

We are subject to a variety of regulations which govern such matters as minimum wages, overtime and other working conditions, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. A material increase in the minimum wage and other statutory benefits could adversely affect our operating results. We have been, and in the future may be, the subject of complaints or litigation from current, former or prospective employees from time to time. These complaints or litigation involving current, former or prospective employees could divert our management’s time and attention from our business operations and might potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on our results of operations in one or more fiscal periods.

We may not be able to renew leases or control rent increases at our retail locations or obtain leases for new stores.

Our coffeehouses are all leased. At the end of the term of the lease, we may be forced to pay significantly increased rent to stay in the location, find a new location to lease or close the coffeehouse. Any of these events could adversely affect our profitability. We compete with numerous other retailers and restaurants for coffeehouse sites in the highly competitive market for quality retail real estate. As a result, we may not be able to obtain new leases, or renew existing ones, on acceptable terms, which could adversely affect our net sales and brand-building initiatives.

Our growth through franchising may not occur as rapidly as we currently anticipate and may be subject to additional risks.

As part of our growth strategy, we will continue to seek franchisees to operate coffeehouses under the Caribou Coffee brand in international markets and in certain strategic domestic locations or venues. We believe that our ability to recruit, retain and contract with qualified franchisees will be increasingly important to our operations as we expand. Our franchisees are dependent upon the availability of adequate sources of financing in order to meet their development obligations. Such financing may not be available to our franchisees, or only available upon disadvantageous terms. Our franchise strategy may not enhance our results of operations. In addition, coffeehouse openings contemplated under our existing franchise agreement or any future franchise agreement may not open on the anticipated development schedule or at all.

Expanding through franchising exposes our business and brand to risks because the quality of franchised operations will be beyond our immediate control, including risks associated with our confidential information, intellectual properties (including trademarks) and brand reputation. Even if we have contractual remedies to cause franchisees to maintain operational standards, enforcing those remedies may require litigation and therefore our image and reputation may suffer, unless and until such litigation is successfully concluded.

Our international operations may be adversely affected by factors outside of our control.

We currently have agreements with franchisees to operate coffeehouses internationally under the Caribou Coffee brand and may seek to franchise additional international coffeehouses in the future. As a result, our business and operations are subject to a number of additional risks, including international economic and political conditions and the possibility of instability, differing cultures and consumer preferences, corruption, anti-American sentiment, diverse government regulations and tax systems, currency regulations and fluctuations and uncertain or differing interpretations of rights and obligations in connection with international franchise agreements and the collection of royalties from international franchisees. Although we believe we have developed the support structure required for our international franchises to address these risks, there is no assurance that our international operations will be profitable.

Our premium coffee contains caffeine and other active compounds, the health effects of some of which are not fully understood.

A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profitability.

Compliance with health, environmental, safety and other government regulations applicable to us could increase costs and affect profitability.

Each of our coffeehouses and our roasting facility is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations, or could materially and adversely affect the operation of existing coffeehouses. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective or timely basis in order to construct and develop coffeehouses in the future.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, and may experience in the future, outbreaks of viruses, such as avian influenza, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of a product or avoid eating in restaurant establishments. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could adversely affect our business.

Health concerns and government regulation relating to the consumption of certain food or beverage products and menu labeling requirements could increase costs and affect profitability.

Certain counties, states and municipalities, have approved menu labeling legislation that requires restaurant chains to provide caloric information on menu boards, and menu labeling legislation has also been adopted on the federal level. These requirements could increase our costs and may result in reduced demand for some of our products which could be viewed as containing too much fat or too many calories.

In addition, certain foods that we may use in our products may cause severe allergies in some customers. Federal and state regulators have contemplated labeling regulations related to allergens that may apply to us. The introduction of such regulations may affect our use of certain products that the U.S. Food and Drug Administration identifies as significant allergens in the future, which may increase our costs and affect our profitability.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our sales and profitability.

The success of our brand depends in part on our logos, branded merchandise and other intellectual property. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brand may be harmed, which could have a material adverse effect on our business. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as diversion of management attention.

We try to ensure that our franchisees maintain and protect our intellectual property, including our trademarks. However, since our franchisees are independent third parties that we do not control, if they do not operate their coffeehouses in a manner consistent with their agreements with us and adequately maintain and protect our intellectual property, the value of our brand could be harmed which could adversely affect our business and operating results.

If we are unable to protect our customers’ credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

In connection with credit card sales, we transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our coffeehouses. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

We may see increased costs arising from health care reform.

In March 2010, the United States government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates beginning in 2010 and extending through 2020, and many of the changes require additional guidance from government agencies or federal regulations. Therefore, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects of the health reform legislation include increased costs, exposure to expanded liability and requirements for us to revise ways in which we provide healthcare and other benefits to our employees. In addition, our results of operations, financial position and cash flows could be materially adversely affected.

Failure to comply with 404 of the Sarbanes-Oxley Act of 2002 could negatively impact our business, and we may not be able to report our financial results in a timely and reliable manner.

Pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), we are required to provide a report by management in our annual report on Form 10-K on our internal control over financial reporting, including management’s assessment of the effectiveness of such control. As a smaller reporting company, however, we are exempt from the requirement under Section 404(b) of Sarbanes-Oxley that our independent registered public accounting firm make its own separate attestation on the effectiveness of our internal control over financial reporting. If we determine that we no longer qualify as a smaller reporting company and become subject to Section 404(b) of Sarbanes-Oxley in the future, we will be required to include an attestation from our independent registered public accounting firm as to the effectiveness of our internal controls over financial reporting. Although we have discovered no material weaknesses in our internal controls over financial reporting through our own testing, subsequent testing by our independent registered public accounting firm for purposes of compliance with Section 404(b) may reveal deficiencies in our internal control over financial reporting that we have not previously discovered. If we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may be unable to provide financial information in a timely and reliable manner. Any such difficulties or failure may have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Structure

Caribou Holding Company Limited, or CHCL, has substantial control over us, and could limit other shareholders’ ability to influence the outcome of matters requiring shareholder approval and may support corporate actions that conflict with other shareholders’ interests.

Following this offering, CHCL will beneficially own 5,922,245 shares, or approximately 30% if the underwriters exercise their over-allotment option in full, of the outstanding shares of our common stock as of December 1, 2010. CHCL’s ownership of shares of our common stock could have the effect of delaying or preventing a change of control of us or could discourage a potential acquirer from obtaining control of us, even if the acquisition or merger would be in the best interest of our shareholders. This could have an adverse effect on the market price for shares of our common stock. After the offering, CHCL will own less than a majority of the outstanding shares of our common stock, but will still be able to exercise substantial control over us. One of the nine members of our board of directors is a representative of CHCL.

Our compliance with Shari’ah principles may make it difficult for us to obtain financing and may limit the products we sell.

CHCL is controlled by Arcapita Bank B.S.C. (c), or Arcapita. Accordingly, Arcapita beneficially owns the 11,672,245 shares held by CHCL. Arcapita operates its business and makes its investments in a manner consistent with the body of principles known as Shari’ah. Consequently, we have historically operated our business in a manner that is consistent with Shari’ah principles. Shari’ah principles regarding the lending and borrowing of money require application of qualitative and quantitative standards. A Shari’ah compliant company is also prohibited from operating in the areas of alcohol, gambling, pornography, pork and pork-related products. We intend to continue to comply with the Shari’ah principles so long as Arcapita continues to beneficially own shares of our common stock.

Provisions in our articles of incorporation and bylaws and of Minnesota law have anti-takeover effects that could prevent a change in control that could be beneficial to our shareholders, which could depress the market price of shares of our common stock.

Our articles of incorporation and bylaws and Minnesota corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for shares of our common stock. These provisions:

•	authorize our board of directors to issue preferred stock and to determine the rights and preferences of those shares, which would be senior to our common stock, without prior shareholder approval;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by shareholders at shareholder meetings;

•	provide that directors may be removed by shareholders only for cause;

•	limit the right of our shareholders to call a special meeting of shareholders; and

•	impose procedural and other requirements that could make it difficult for shareholders to effect some corporate actions.

Risks Related to this Offering

Our stock price has been volatile and you could lose all or part of your investment.

Our stock price has historically been highly volatile. In November 2008, our stock price hit a five-year closing low of $1.32. The following factors, among other things, could cause the price of shares of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	variations in our quarterly or annual operating results;

•	changes in market valuations of companies in the premium coffee industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	sales of common stock by our directors and executive officers;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

•	the addition or departure of key personnel;

•	seasonal fluctuations;

•	the timing of coffeehouse openings;

•	changes in financial estimates or recommendations by securities analysts regarding us or shares of our common stock; and

•	other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. Volatility in the market price of shares of our common stock may prevent investors from being able to sell their shares of common stock at or above the price offered in this offering.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of substantial amounts of our common stock following this offering by our existing shareholders, upon the exercise of outstanding stock options or by persons who acquire shares in this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have outstanding 20,041,873 shares of common stock. Of these shares, 14,119,628 shares, including those to be sold in this offering and assuming the underwriters exercise of their over-allotment option, will be freely tradable. We, our executive officers and directors and the selling shareholder have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 90 days with respect to us and our executive officers and directors and 135 days with respect to the selling shareholder, following completion of this offering, with certain exceptions. Immediately upon the expiration of the applicable lock-up period our executive officers and directors or the selling shareholder may choose to sell additional shares, and the selling shareholder may choose to sell additional shares in an offering such as this one.

Because we have no history of paying dividends and do not intend to pay dividends, shareholders will benefit from an investment in shares of our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely changes their recommendation regarding our stock, our stock price would likely decline. If one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations. If we issue additional equity securities, existing shareholders will experience dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Therefore, our shareholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Forward-Looking Statements

This prospectus supplement and the documents incorporated by reference herein may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. The words “believe,” “project,” “expect,” “estimate,” “assume,” “intend,” “anticipate,” “target,” “plan,” and variations thereof and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to the following:

•	our plans to increase the density of our existing coffeehouses;

•	our plans to establish new coffeehouses;

•	our plans to expand our food offerings in our coffeehouses;

•	our ability to obtain superior real estate for new coffeehouses;

•	our ability to increase commercial sales in the future;

•	our expansion of franchised locations domestically and internationally;

•	our ability to reach targeted average unit volume levels;

•	our implementation of our newly developed coffeehouse design plans;

•	our initiatives to increase consumer awareness of the Caribou Coffee brand;

•	our plans to close underperforming coffeehouses in the future; and

•	our products’ continued use in the Keurig K-Cup single serve line of business.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement. Except as required by law, the Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements to reflect any events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the historical experience of the Company and management’s present expectations or projections. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Caribou Coffee brand and other factors disclosed in this prospectus supplement.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder pursuant to this offering. All proceeds from this offering will be solely for the account of the selling shareholder.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

Capitalization

The following table sets forth our capitalization and our cash and cash equivalents as of October 3, 2010 on an actual basis.

You should read this table in conjunction with our consolidated financial statements and the related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement.

As of October 3,
2010
(in thousands, except
per share amounts)

Cash and cash equivalents	$10,018
Long-term obligations:
Revolving credit facility(1)	—
Other long-term liabilities	9,966

Total long-term obligations	9,966
Shareholders’ equity:
Common stock, par value $0.01 per share; 200,000 shares authorized and 20,042 shares issued and outstanding	200
Additional paid-in capital	127,964
Noncontrolling interests	189
Accumulated other comprehensive income	21
Accumulated deficit	(71,275)

Total shareholders’ equity	57,099

Total capitalization	$67,065

(1)	We are a party to a lease financing arrangement with a finance company. The finance company funds its obligations under the lease financing arrangement through a revolving credit facility that has terms that are economically equivalent to the terms of the lease financing arrangement. We consolidate the finance company in our financial statements. As of October 3, 2010, we had $25.0 million available under the revolving credit facility, consisting of $15.0 million of immediately available committed funds and an option to increase the commitment amount available by an additional $10.0 million under terms to be mutually agreed upon.

This table excludes the following shares:

•	1,599,919 shares of our common stock issuable upon the exercise of stock options outstanding as of December 1, 2010 at a weighted average exercise price of $4.15 per share; and

•	590,021 shares of our common stock reserved for future issuance under our equity incentive plan.

Selected Consolidated Financial and Other Data

The table below summarizes our selected consolidated statement of operations, financial and operating and balance sheet data as of and for each of our fiscal years ended January 1, 2006, December 31, 2006, December 30, 2007, December 28, 2008 and January 3, 2010 and as of and for each of the 39 weeks ended September 27, 2009 and October 3, 2010. The consolidated statement of operations and balance sheet data as of and for each of the fiscal years ended January 1, 2006, December 31, 2006, December 30, 2007, December 28, 2008 and January 3, 2010 are derived from our audited consolidated financial statements. The consolidated statements of operations and balance sheet data as of and for each of the 39 weeks ended September 27, 2009 and October 3, 2010 are derived from our unaudited interim condensed consolidated financial statements. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial statements. Operating results for the 39 weeks ended October 3, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending January 2, 2011.

You should read the following selected consolidated financial and other information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The historical results presented below are not necessarily indicative of future results.

	Fiscal Year Ended(1)					Thirty-Nine Weeks Ended
	January 1,	December 31,	December 30,	December 28,	January 3,	September 27,	October 3,
	2006	2006	2007	2008	2010	2009	2010
	(In thousands, except per share and operating data)

Statement of Operations Data:
Net sales:
Coffeehouses	$191,310	$225,649	$240,267	$229,092	$227,224	$162,637	$169,974
Commercial and franchise	6,682	10,580	16,567	24,807	35,315	23,436	36,134

Total net sales	197,992	236,229	256,834	253,899	262,539	186,073	206,108
Cost of sales and related occupancy costs	80,242	98,656	108,358	109,632	115,886	81,438	94,651
Operating expenses	80,026	97,320	107,062	100,309	99,498	71,684	75,159
Opening expenses	2,096	1,738	502	230	24	—	—
Depreciation and amortization	16,376	21,548	32,150	24,928	14,102	10,776	9,271
General and administrative expenses	22,742	25,943	32,324	29,145	27,145	19,708	21,563
Closing expense and disposal of assets	572	510	6,839	5,113	343	—	—

Operating income (loss)	(4,062)	(9,486)	(30,401)	(15,458)	5,541	2,467	5,464
Other income (expense):
Other income	1,336	1,059	—	—	—	—	—
Interest income	266	554	181	25	26	17	19
Interest expense	(1,602)	(695)	(576)	(810)	(261)	(189)	(234)

Income (loss) before provision (benefit) for income taxes and cumulative effect of accounting change	(4,062)	(8,568)	(30,796)	(16,243)	5,306	2,295	5,249
Provision (benefit) for income taxes	79	313	(297)	36	(246)	(182)	(106)

Net income (loss) before noncontrolling interest	(4,141)	(8,881)	(30,499)	(16,279)	5,552	2,477	5,355
Noncontrolling interest	319	178	164	63	414	309	289

Net income (loss) attributable to Caribou Coffee Company, Inc. before cumulative effect of accounting change	$(4,460)	$(9,059)	$(30,663)	$(16,342)	$5,138	$2,168	$5,066
Cumulative effect of accounting change (net of income tax)(2)	(445)	—	—	—	—	—	—

Net income (loss) attributable to Caribou Coffee Company, Inc.	$(4,905)	$(9,059)	$(30,663)	$(16,342)	$5,138	$2,168	$5,066

	Fiscal Year Ended(1)					Thirty-Nine Weeks Ended
	January 1,	December 31,	December 30,	December 28,	January 3,	September 27,	October 3,
	2006	2006	2007	2008	2010	2009	2010
	(In thousands, except per share and operating data)

Per Share Data:
Net income (loss) attributable to Caribou Coffee Company, Inc. before cumulative effect of accounting change	$(0.29)	$(0.47)	$(1.59)	$(0.84)	$0.26	$0.11	$0.26

Cumulative effect of accounting change(2)	$(0.03)	$—	$—	$—	$—	$—	$—

Net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders:
Basic	$(0.32)	$(0.47)	$(1.59)	$(0.84)	$0.26	$0.11	$0.26

Diluted	$(0.32)	$(0.47)	$(1.59)	$(0.84)	$0.26	$0.11	$0.25

Shares used in calculation of net income (loss) attributable to Caribou Coffee Company, Inc.:
Basic	15,255	19,282	19,333	19,371	19,443	19,418	19,599

Diluted	15,255	19,282	19,333	19,371	20,000	19,830	20,540

Financial and Operating Data:
EBITDA(3)	$14,796	$15,040	$3,797	$11,618	$21,307	$14,518	$15,923
Capital expenditures	43,214	34,337	17,185	5,933	2,969	845	5,024
Percentage change in comparable coffeehouse net sales(4)	5.5%	(0.9)%	0.1%	(3.5)%	(2.3)%	(3.0)%	4.8%
Company-operated coffeehouse operating weeks	17,133	21,110	22,814	21,810	21,918	16,136	16,063

Company-operated:
Coffeehouses open at beginning of period	304	386	440	432	414	414	413
Coffeehouses opened during the period	86	60	20	7	0	0	0
Coffeehouses closed during period	(4)	(6)	(28)	(25)	(1)	(1)	(3)

Coffeehouses open at end of period	386	440	432	414	413	413	410
Franchised coffeehouses open at end of period	9	24	52	97	121	112	126

Total coffeehouses open at end of period	395	464	484	511	534	525	536

Balance Sheet Data (at period end):
Cash and cash equivalents	$33,846	$14,752	$9,886	$11,060	$23,578	$19,086	$10,018
Total assets	147,960	136,308	111,840	89,572	93,727	88,630	96,559
Total notes payable and revolving credit facility	—	—	—	—	—	—	—
Accumulated deficit	(24,885)	(33,944)	(65,137)	(81,479)	(76,341)	(79,311)	(71,275)
Total shareholders’ equity(5)	97,064	88,561	59,433	44,008	50,776	47,397	57,099

(1)	We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended January 1, 2006, December 31, 2006, December 30, 2007 and December 28, 2008 each have 52 weeks, while the fiscal year ended January 3, 2010 had 53 weeks. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year.

(2)	In March 2005, the FASB issued accounting guidance that requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. That guidance also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We are required to record an asset and a corresponding liability for the present value of the estimated asset retirement obligation associated with the fixed assets and leasehold improvements at some of our coffeehouse locations. The asset is depreciated over the life of the corresponding lease while the liability accretes to the amount of the estimated retirement obligation. The new accounting guidance was effective for fiscal years ending after December 15, 2005 and was adopted on October 3, 2005 with a $0.4 million cumulative effect of accounting change (net of tax) recorded in our results of operations. This charge is a combination of depreciation and accretion expense.

(3)	EBITDA is a supplemental non-GAAP financial measure. EBITDA is equal to net income (loss) attributable to Caribou Coffee Company, Inc. excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes.

The following table reconciles net (loss) income to EBITDA for the periods presented:

	Fiscal Year Ended(1)					Thirty-Nine Weeks Ended
	January 1,	December 31,	December 30,	December 28,	January 3,	September 27,	October 3,
	2006	2006	2007	2008	2010	2009	2010
	(In thousands)

Statement of Operations Data:
Net income (loss) attributable to Caribou Coffee Company, Inc.	$(4,905)	$(9,059)	$(30,663)	$(16,342)	$5,138	$2,168	$5,066
Interest expense	1,602	695	576	810	261	189	234
Interest income	(266)	(554)	(181)	(25)	(26)	(17)	(19)
Depreciation and amortization(a)	18,284	23,645	34,362	27,139	16,180	12,360	10,748
Provision (benefit) for income taxes	79	313	(297)	36	(246)	(182)	(106)

EBITDA	$14,796	$15,040	$3,797	$11,618	$21,307	$14,518	$15,923

(a)	Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.

We believe EBITDA is useful to investors in evaluating our operating performance because our coffeehouse leases are generally short-term (5-10 years), and we must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened a net 210 company-owned coffeehouses from the beginning of fiscal 2003 through the end of the first thirty-nine weeks of 2010. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. In addition, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Additionally, depreciation and amortization is impacted by accelerated depreciation from asset impairments. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

Our management uses EBITDA

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items not directly resulting from our coffeehouse operations;
•	for planning purposes, including the preparation of our internal annual operating budget;
•	to establish targets for certain management compensation matters; and
•	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA: (a) does not represent net income or cash flows from operating activities as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

(4)	Percentage change in comparable coffeehouse net sales compares the net sales of coffeehouses during a fiscal period to the net sales from the same coffeehouses for the equivalent period in the prior year. A coffeehouse is included in this calculation beginning in its thirteenth full month of operations. A closed coffeehouse is included in the calculation for each full month that the coffeehouse was open in both fiscal periods. Franchised coffeehouses are not included in the comparable coffeehouse net sales calculations.

(5)	In December 2007, the FASB issued guidance establishing new standards that govern the accounting for and reporting of noncontrolling interests in partially owned subsidiaries. The Company adopted these accounting rules on December 29, 2008 and has accordingly retroactively applied the presentation and disclosure requirements for the existing noncontrolling interest for all periods presented by including noncontrolling interest as a component of total equity.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the heading “Risk Factors.”

Overview

Founded in 1992, we are one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to our customers. Based on number of coffeehouses, we are the second largest company-owned premium coffeehouse operator in the United States. As of October 3, 2010, we had 536 coffeehouses, including 126 franchised locations. Our coffeehouses are located in 20 states, the District of Columbia and nine international markets. Our coffeehouses offer customers high-quality premium coffee and espresso-based beverages, as well as specialty teas, baked goods, food, whole bean coffee and branded merchandise. We believe we create a unique experience for customers through a combination of high-quality products, a comfortable and welcoming coffeehouse environment and customer service. Our success in the retail channel has elevated the Caribou Coffee brand and created demand across other channels, including various commercial and foodservice categories. We sell our high-quality whole bean and ground coffee to grocery stores, mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and on-line customers nationwide. We will continue to grow our brand internationally through franchise agreements and will selectively enter into franchising partnerships domestically. Through our multi-channel approach, we believe we offer a total coffee solution platform to our customers.

Our comparable coffeehouse sales have significantly improved through increased traffic driven by the expansion of our food product offerings such as hot oatmeal and breakfast sandwiches. We have reported positive comparable coffeehouse sales over the previous four quarters, including 4.4% for the quarter ending October 3, 2010. Our commercial segment has also experienced accelerated growth and, in 2009, represented 11% of total net sales, up from less than 5% in 2007. Caribou Coffee whole bean and ground coffee products are found in grocery, mass merchant and club stores in over 40 states, allowing us to expand our brand recognition through this segment and reach customers across the United States. We also sell our blended coffees and license our brand to Keurig, Inc., an industry leader in single-cup brewing technology, for sale and use in its “K-Cup” single serve line of business. This enables Caribou Coffee products to be available in all 50 states. Our franchise segment franchises our brand to partners to operate Caribou Coffee branded coffeehouses in domestic and international markets. In addition, we sell Caribou Coffee branded products to our partners for resale in these franchised locations.

Fiscal Periods

Our fiscal year ends on the Sunday falling nearest to December 31. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year. Fiscal year 2009 included 53 weeks. Each fiscal quarter reported herein consist of two four-week periods and one five-week period.

Our sales are somewhat seasonal, with the fourth quarter accounting for the highest sales volumes. Operating results for the thirteen and thirty-nine week periods ended October 3, 2010 are not necessarily indicative of future results that may be expected for the year ending January 2, 2011.

Thirteen Weeks Ended October 3, 2010 Vs. Thirteen Weeks Ended September 27, 2009

Results of Operations

The following table presents the consolidated statements of operations as well as the percentage relationship to total net sales of items included in our consolidated statement of operations:

	Thirteen Weeks Ended			Thirteen Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of total net sales

Statement of Operations Data:
Net sales:
Coffeehouse	$56,626	$54,479	3.9%	80.7%	86.8%
Commercial and franchise	13,547	8,260	64.0%	19.3%	13.2%

Total net sales	70,173	62,739	11.8%	100.0%	100.0%
Cost of sales and related occupancy costs	32,701	27,849	17.4%	46.6%	44.4%
Operating expenses	25,130	24,426	2.9%	35.8%	38.9%
Depreciation and amortization	3,099	3,465	(10.6)%	4.4%	5.5%
General and administrative expenses	7,421	6,313	17.6%	10.6%	10.1%

Operating income	1,822	686	165.6%	2.6%	1.1%
Other income (expense):
Interest income	9	10	(10.0)%	—%	—%
Interest expense	(63)	(68)	(7.4)%	(0.1)%	(0.1)%

Income before provision for (benefit from) income taxes and noncontrolling interest	1,768	628	181.5%	2.5%	1.0%
Provision for (benefit from) income taxes	32	(140)	(122.9)%	—%	(0.2)%

Net income	1,736	768	126.0%	2.5%	1.2%
Less: Net income attributable to noncontrolling interest	129	114	13.2%	0.2%	0.2%

Net income attributable to Caribou Coffee Company, Inc.	$1,607	$654	145.7%	2.3%	1.0%

Net Sales

Net sales increased $7.5 million, or 11.8%, to $70.2 million in the third thirteen weeks of 2010 from $62.7 million in the third thirteen weeks of 2009. Each of our business segments contributed significantly to our consolidated revenue growth. Coffeehouse net sales increased $2.1 million, or 3.9%, to $56.6 million in the third thirteen weeks of 2010 from $54.5 million in the third thirteen weeks of 2009 due to higher comparable company-owned coffeehouse sales. Commercial and franchise sales increased by $5.3 million, or 64.0%, to $13.5 million for the third thirteen weeks of 2010 from $8.3 million for the third thirteen weeks of 2009 due to additional sales to new and existing customers and franchises.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $4.9 million, or 17.4%, to $32.7 million in the third thirteen weeks of 2010, from $27.8 million in the third thirteen weeks of 2009, primarily due to higher sales. On a dollar basis, this growth was attributable to increased volume across each of our operating segments. As a percentage of total net sales, cost of sales and related occupancy costs increased to

46.6% in the third thirteen weeks of 2010 from 44.4% in the third thirteen weeks of 2009. The increase as a percentage of sales was due to an overall mix change with a higher percentage of sales coming from the commercial and franchise segments. Commercial and franchise segment sales generally have a higher cost of sales and related occupancy costs rate than company-operated coffeehouses.

Operating expenses.  Operating expenses increased $0.7 million, or 2.9%, to $25.1 million in the third thirteen weeks of 2010, from $24.4 million in the third thirteen weeks of 2009. On a dollar basis, this increase was primarily driven by an increase in variable expenses related to our increase in sales volume. Operating expenses as a percentage of total net sales decreased to 35.8% in the third thirteen weeks of 2010 from 38.9% in the third thirteen weeks of 2009 as we were able to gain leverage on fixed costs within these categories from our increase in sales and lower marketing spend in the quarter.

Depreciation and amortization.  Depreciation and amortization decreased $0.3 million, or 10.6%, to $3.1 million in the third thirteen weeks of 2010, from $3.5 million in the third thirteen weeks of 2009. As a percentage of total net sales, depreciation and amortization was 4.4% in the third thirteen weeks of 2010, compared to 5.5% in the third thirteen weeks of 2009. This decrease in dollars is due to a lower depreciable asset base from reduced capital spending in 2009 and 2010, and the decrease as a percent of sales is due to better leverage from our increasing sales volume.

General and administrative expenses.  General and administrative expense increased $1.1 million, or 17.6%, to $7.4 million in the third thirteen weeks of 2010, from $6.3 million in the third thirteen weeks of 2009. As a percentage of total net sales, general and administrative expenses were 10.6% in the third thirteen weeks of 2010, compared to 10.1% in the third thirteen weeks of 2009. This increase is due to resources added in support of key initiatives, including marketing, product management, and real estate.

Interest income.  Interest income decreased slightly in the third thirteen weeks of 2010, as compared to the third thirteen weeks of 2009 due to lower levels of cash on hand during the period.

Interest expense.  Interest expense remained relatively flat at $0.1 million for each of the third thirteen weeks of 2010 and 2009. We had no outstanding borrowings during the third thirteen weeks of 2010 or 2009, and interest expense is primarily related to our credit facility acquisition cost amortization and on-going commitment fees.

Operating Segments

Segment information is prepared on the same basis that our management reviews financial information for decision making purposes. We have three reportable operating segments: retail, commercial and franchise. “Unallocated corporate” includes expenses pertaining to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments. The following tables summarize our results of operations by segment for the third thirteen weeks of fiscal 2010 and 2009.

Retail Coffeehouses

	Thirteen Weeks Ended			Thirteen Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of coffeehouse sales

Coffeehouse sales, net	$56,626	$54,479	3.9%	100.0%	100.0%
Costs of sales and related occupancy costs	23,694	22,644	4.6%	41.8%	41.6%
Operating expenses	23,666	23,127	2.3%	41.8%	42.5%
Depreciation and amortization	3,079	3,454	(10.9)%	5.4%	6.3%
General and administrative expenses	2,276	1,742	30.7%	4.0%	3.2%

Operating income	$3,911	$3,512	11.4%	6.9%	6.4%

The retail segment operates company-owned coffeehouses. As of October 3, 2010 and September 27, 2009, there were 410 and 413 company-owned coffeehouses, respectively, in 16 states and the District of Columbia.

Coffeehouse Sales

Coffeehouse sales increased $2.1 million, or 3.9%, to $56.6 million in the third thirteen weeks of 2010 from $54.5 million in the third thirteen weeks of 2009. This increase is attributable to a 4.4% increase in comparable company-owned coffeehouse sales in the third thirteen weeks of 2010 as compared to the same period in 2009. The increase in comparable coffeehouse sales was driven by increased traffic in our coffeehouses and a higher average guest check, primarily due to higher food sales, attributable to the launch of hot cereal, including wholesome oatmeal, in our coffeehouses at the beginning of 2010 and the phased rollout of breakfast sandwiches during the thirteen week period which are now served in 200 of our coffeehouses.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $1.1 million, or 4.6%, to $23.7 million in the third thirteen weeks of 2010, from $22.6 million for the third thirteen weeks of 2009. The increase in total dollars was driven primarily by increased cost of goods related to our 4.4% growth in comparable coffeehouse sales. Cost of sales and related occupancy costs as a percentage of coffeehouse net sales increased to 41.8% in the third thirteen weeks of 2010 from 41.6% in the third thirteen weeks of 2009 due to higher costs associated with a shift to higher quality product platforms launched in our retail coffeehouse segment, particularly the shift from a powder based chocolate ingredient to real, all natural chocolate in all of our chocolate based beverages, offset by sales leverage gained on largely fixed occupancy costs.

Operating expenses.  Operating expenses increased $0.6 million, or 2.3%, to $23.7 million for the third thirteen weeks of 2010, from $23.1 million for the third thirteen weeks of 2009. On a dollar basis, this increase was due to an increase in variable expenses, such as credit card fees related to our 4.4% increase in comparable coffeehouses sales, as well as higher labor cost as we train our team members on our new product launches, such as breakfast sandwiches. As a percentage of coffeehouse net sales, operating expenses decreased to 41.8% in the third thirteen weeks of 2010 from 42.5% in the third thirteen weeks of 2009. This decrease is primarily attributable to leverage gained from our increase in sales and lower marketing spend in the third thirteen weeks of 2010 compared to the prior year period.

Depreciation and amortization.  Depreciation and amortization decreased $0.4 million, or 10.9%, to $3.1 million for the third thirteen weeks of 2010, from $3.5 million for the third thirteen weeks of 2009. This decrease is due to our lower depreciable asset base due to lower levels of capital spending in 2009 and the first and second quarters of 2010.

General and administrative expenses.  General and administrative expenses increased $0.6 million, or 30.7%, to $2.3 million for the third thirteen weeks of 2010 from $1.7 million for the third thirteen weeks of 2009. The increase was due to resources added in support of key initiatives, including building out our retail coffeehouse teams as we prepare for future new store openings.

Commercial

	Thirteen Weeks Ended			Thirteen Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of commercial sales

Sales, net	$11,255	$6,557	71.6%	100.0%	100.0%
Costs of sales and related occupancy costs	7,706	4,232	82.1%	68.5%	64.5%
Operating expenses	1,140	1,010	12.9%	10.1%	15.4%
Depreciation and amortization	16	10	60.0%	0.1%	0.2%

Operating income	$2,393	$1,305	83.4%	21.3%	19.9%

The commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers. In addition, we sell our blended coffees and license our brand to Keurig for sale and use in its K-Cup single serve line of business. Keurig, an industry leader in single cup brewing technology, facilitates the sale and distribution of Caribou K-Cups. At the beginning of 2010, Caribou Coffee was found in over 40 states and in 7,000 stores through our Caribou-managed sales channel. Caribou Coffee K-Cups are found in, we believe, an additional 17,000 doors across all 50 states.

Sales

Sales increased $4.7 million, or 71.6%, to $11.3 million in the third thirteen weeks of 2010, from $6.6 million in the third thirteen weeks of 2009. We periodically align our inventory weeks of supply on hand across our various coffee blends. In the third quarter, we took advantage of the 13-year highs in the coffee commodity market, and sold $2.0 million of raw coffee beans for blends no longer needed. The remaining increase is primarily attributable to the incremental sales to existing grocery stores, club stores and mass merchandisers, as well as Keurig. The increase in sales to Caribou-managed accounts was primarily driven by increased distribution gained in the second half of 2009. The increase in sales to Keurig has primarily been driven by an increased sales penetration of Keurig single-cup brewing machines and K-cup replenishment purchases.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $3.5 million, or 82.1%, to $7.7 million for the third thirteen weeks of 2010, from $4.2 million for the third thirteen weeks of 2009. On a dollar basis, this increase in cost of sales was primarily related to the 71.6% increase in sales volume in this segment. As a percentage of sales, cost of sales increased to 68.5% for the third thirteen weeks of 2010, from 64.5% for the third thirteen weeks of 2009. Our cost of sales as a percentage of sales was impacted by the sale of raw coffee beans for blends no longer needed, which had a lower gross margin than our traditional commercial sales.

Operating expenses.  Operating expenses increased $0.1 million, or 12.9%, to $1.1 million for the third thirteen weeks of 2010, from $1.0 million for the third thirteen weeks of 2009. The increase is attributable to higher labor, marketing, and other operating costs as we invest in our team and infrastructure to support our growing commercial segment. As a percentage of sales, operating expenses decreased to 10.1% in the third thirteen weeks of 2010 from 15.4% in the third thirteen weeks of 2009 due to leverage on higher sales.

Franchise

	Thirteen Weeks Ended			Thirteen Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of franchise sales

Sales, net	$2,292	$1,703	34.6%	100.0%	100.0%
Costs of sales and related occupancy costs	1,301	973	33.7%	56.8%	57.1%
Operating expenses	324	289	12.1%	14.1%	17.0%
Depreciation and amortization	4	1	300.0%	0.2%	0.1%

Operating income	$663	$440	50.7%	28.9%	25.8%

The franchise segment franchises our brand to partners to operate Caribou Coffee branded coffeehouses in domestic and international markets. In addition, we sell Caribou Coffee branded products to our partners for resale in these franchised locations. As of October 3, 2010 and September 27, 2009, there were 126 and 112 franchised coffeehouses, respectively, in the U.S and international markets.

Sales

Sales increased $0.6 million, or 34.6%, to $2.3 million in the third thirteen weeks of 2010, from $1.7 million in the third thirteen weeks of 2009 primarily due to higher comparable store sales and related Caribou Coffee branded product sales to our franchisees, especially internationally, due to product pipeline fill for new stores to be opened in 2010.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $0.3 million, or 33.7%, to $1.3 million for the third thirteen weeks of 2010, from $1.0 million for the third thirteen weeks of 2009. As a percentage of sales, cost of sales and related occupancy costs decreased to 56.8% for the third thirteen weeks of 2010, from 57.1% for the third thirteen weeks of 2009. The decrease in cost of sales and related occupancy costs as a percentage of sales was primarily due to a change in revenue mix in the franchise segment, as a greater portion of sales were in the form of franchise fees for newly opened franchises.

Operating expenses.  Operating expenses remained relatively flat for the third thirteen weeks of 2010 compared to the third thirteen weeks of 2009. Operating expenses in this segment are primarily related to labor, travel, and other administrative costs.

Unallocated Corporate

	Thirteen Weeks Ended			Thirteen Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of total net sales

General and administrative expenses	5,145	4,571	12.6%	7.3%	7.3%

Operating loss	$(5,145)	$(4,571)	12.6%	7.3%	7.3%

General and administrative expenses.  General and administrative expenses increased $0.5 million, or 12.6%, to $5.1 million for the third thirteen weeks of 2010, from $4.6 million for the third thirteen weeks of 2009. This increase was due to resources added in support of key initiatives, including marketing, product management and real estate. As a percentage of total net sales, general and administrative expenses remained flat at 7.3%.

Thirty-Nine Weeks Ended October 3, 2010 vs. Thirty-Nine Weeks Ended September 27, 2009

Results of Operations

The following table presents the consolidated statements of operations as well as the percentage relationship to total net sales of items included in our consolidated statement of operations:

	Thirty-Nine Weeks Ended			Thirty-Nine Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of total net sales

Statement of Operations Data:
Net sales:
Coffeehouse	$169,974	$162,637	4.5%	82.5%	87.4%
Commercial and franchise	36,134	23,436	54.2%	17.5%	12.6%

Total net sales	206,108	186,073	10.8%	100.0%	100.0%
Cost of sales and related occupancy costs	94,651	81,438	16.2%	45.9%	43.8%
Operating expenses	75,159	71,684	4.8%	36.5%	38.5%
Depreciation and amortization	9,271	10,776	(14.0)%	4.5%	5.8%
General and administrative expenses	21,563	19,708	9.4%	10.5%	10.6%

Operating income	5,464	2,467	121.5%	2.7%	1.3%
Other income (expense):
Interest income	19	17	11.8%	—%	—%
Interest expense	(234)	(189)	23.8%	(0.1)%	(0.1)%

Income before benefit from income taxes and noncontrolling interest	5,249	2,295	128.7%	2.5%	1.2%
Benefit from income taxes	(106)	(182)	(41.8)%	(0.1)%	(0.1)%

Net income	5,355	2,477	116.2%	2.6%	1.3%
Less: Net income attributable to noncontrolling interest	289	309	(6.5)%	0.1%	0.2%

Net income attributable to Caribou Coffee Company, Inc.	$5,066	$2,168	133.7%	2.5%	1.2%

Net Sales

Net sales increased $20.0 million, or 10.8%, to $206.1 million in the first thirty-nine weeks of 2010 from $186.1 million in the first thirty-nine weeks of 2009. Each of our business segments contributed significantly to our consolidated revenue growth. Coffeehouse net sales increased $7.4 million, or 4.5%, to $170.0 million in the first thirty-nine weeks of 2010 from $162.6 million in the first thirty-nine weeks of 2009. Commercial and franchise sales increased by $12.7 million, or 54.2%, to $36.1 million for the first thirty-nine weeks of 2010 from $23.4 million for the first thirty-nine weeks of 2009. Commercial segment sales grew by $10.9 million or 60.6%, based on increased sales to existing customers, primarily due to distribution growth achieved during the second half of 2009. Franchise sales grew by $1.8 million, or 32.9%, primarily due to new franchise locations added in the second half of last year, as well as international product sales related to new store development pipeline fill.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $13.2 million, or 16.2%, to $94.6 million in the first thirty-nine weeks of 2010, from $81.4 million in the first thirty-nine weeks of 2009, primarily due to higher sales. On a dollar basis, this growth was attributable to increased volume across each of our operating segments. As a percentage of total net sales, cost of sales and related occupancy costs increased to 45.9% in the first thirty-nine weeks of 2010 from 43.8% in the first thirty-nine weeks of 2009. The increase as a percentage of sales was due to an overall mix change with a higher percentage of sales coming from the commercial and franchise segments. Commercial and franchise segment sales generally have a higher cost of sales and related occupancy costs rate than company-operated coffeehouses.

Operating expenses.  Operating expenses increased $3.5 million, or 4.8%, to $75.2 million in the first thirty-nine weeks of 2010, from $71.7 million in the first thirty-nine weeks of 2009. On a dollar basis, this increase was primarily driven by an increase in variable expenses related to our increase in sales volume, as well as a $1.1 million increase in marketing and product management initiatives as compared to the comparable period of the prior year. Operating expenses as a percentage of total net sales decreased to 36.5% in the first thirty-nine weeks of 2010 from 38.5% in the first thirty-nine weeks of 2009 as we were able to gain leverage on these categories from our increase in sales, particularly in labor costs needed to support our operating segments.

Depreciation and amortization.  Depreciation and amortization decreased $1.5 million, or 14.0%, to $9.3 million in the first thirty-nine weeks of 2010, from $10.8 million in the first thirty-nine weeks of 2009. As a percentage of total net sales, depreciation and amortization was 4.5% in the first thirty-nine weeks of 2010, compared to 5.8% in the first thirty-nine weeks of 2009. This decrease in dollars was due to a lower depreciable asset base from reduced capital spending in 2009 and the first half of 2010 compared to previous years, and the decrease as a percent of sales was due to better leverage from our increasing sales volume.

General and administrative expenses.  General and administrative expenses increased $1.9 million, or 9.4%, to $21.6 million in the first thirty-nine weeks of 2010, from $19.7 million in the first thirty-nine weeks of 2009. As a percentage of total net sales, general and administrative expenses were 10.5% in the first thirty-nine weeks of 2010, compared to 10.6% in the first thirty-nine weeks of 2009. The dollar value increase was due to resources added in support of key initiatives, including marketing, product management, and real estate. The decrease as a percentage of sales was due to leverage on higher sales.

Interest income.  Interest income increased slightly in the first thirty-nine weeks of 2010, as compared to the first thirty-nine weeks of 2009 due to higher levels of cash on hand in 2010.

Interest expense.  Interest expense remained flat at $0.2 million for each of the first thirty-nine weeks of 2010 and 2009. We had no outstanding borrowings during the first thirty-nine weeks of 2010 or 2009 and the interest expense is primarily related to our credit facility acquisition cost amortization and on-going commitment fees.

Operating Segments

The following tables summarize our results of operations by segment for the first thirty-nine weeks of fiscal 2010 and 2009.

Retail Coffeehouses

	Thirty-Nine Weeks Ended			Thirty-Nine Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of coffeehouse sales

Coffeehouse sales, net	$169,974	$162,637	4.5%	100.0%	100.0%
Costs of sales and related occupancy costs	70,744	66,827	5.9%	41.6%	41.1%
Operating expenses	70,945	68,219	4.0%	41.7%	41.9%
Depreciation and amortization	9,218	10,741	(14.2)%	5.4%	6.6%
General and administrative expenses	6,245	5,591	11.7%	3.7%	3.4%

Operating income	$12,822	$11,259	13.9%	7.5%	6.9%

Coffeehouse Sales

Coffeehouse sales increased $7.4 million, or 4.5%, to $170.0 million in the first thirty-nine weeks of 2010 from $162.6 million in the first thirty-nine weeks of 2009. This increase is attributable to a 4.8% increase in comparable company-owned coffeehouse sales in the first thirty-nine weeks of 2010 as compared to the same period in 2009. The increase in comparable coffeehouse sales was driven by increased traffic in our coffeehouses and a higher average guest check, primarily due to higher food sales, which is attributable to the launch of hot cereal in our coffeehouses and the rollout of our breakfast sandwiches.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $3.9 million, or 5.9%, to $70.7 million in the first thirty-nine weeks of 2010, from $66.8 million for the first thirty-nine weeks of 2009. The increase in total dollars was driven primarily by increased cost of goods related to our 4.8% growth in comparable coffeehouse sales. Cost of sales and related occupancy costs as a percentage of coffeehouse net sales increased to 41.6% for the first thirty-nine weeks of 2010 from 41.1% for the first thirty-nine weeks of 2009. The increase was primarily due to a shift to higher quality product platforms launched in our retail coffeehouse segment, particularly the shift from a powder based chocolate ingredient to real, all natural chocolate in all of our chocolate based beverages.

Operating expenses.  Operating expenses increased $2.7 million, or 4.0%, to $70.9 million for the first thirty-nine weeks of 2010, from $68.2 million for the first thirty-nine weeks of 2009. On a dollar basis, this increase was due to an increase in variable expenses, such as supplies and credit card fees related to our 4.8% increase in comparable coffeehouses sales, $0.6 million in incremental spending on marketing and product management initiatives in the retail coffeehouse segment, as well as higher labor costs as we trained team members on our new product launches, such as hot cereal and breakfast sandwiches, when compared to the prior year. As a percentage of coffeehouse net sales, operating expenses decreased to 41.7% in the first thirty-nine weeks of 2010 from 41.9% for the first thirty-nine weeks of 2009.

Depreciation and amortization.  Depreciation and amortization decreased $1.5 million, or 14.2%, to $9.2 million for the first thirty-nine weeks of 2010, from $10.7 million for the first thirty-nine weeks of 2009. This decrease is due to our lower depreciable asset base due to lower levels of capital spending in 2009 and the first half of 2010.

General and administrative expenses.  General and administrative expenses increased $0.6 million, or 11.7%, to $6.2 million for the first thirty-nine weeks of 2010 from $5.6 million for the first thirty-nine weeks of 2009. The increase was primarily due to higher payroll related costs, particularly medical costs, in our retail coffeehouse field support and multi-unit management teams.

Commercial

	Thirty-Nine Weeks Ended			Thirty-Nine Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of commercial sales

Sales, net	$28,902	$17,996	60.6%	100.0%	100.0%
Costs of sales and related occupancy costs	19,668	11,529	70.6%	68.1%	64.1%
Operating expenses	3,223	2,582	24.8%	11.2%	14.3%
Depreciation and amortization	42	32	31.3%	0.1%	0.2%

Operating income	$5,969	$3,853	54.9%	20.7%	21.4%

Sales

Sales increased $10.9 million, or 60.6%, to $28.9 million in the first thirty-nine weeks of 2010, from $18.0 million in the first thirty-nine weeks of 2009. This increase is primarily attributable to the incremental sales to existing grocery stores, club stores and mass merchandisers, in which Caribou handles sales and distribution, as well as increased sales to Keurig. The increase in sales to Caribou-managed accounts was primarily driven by increased distribution gained in the second half of 2009. The increase in sales to Keurig has primarily been driven by an increased sales penetration of Keurig single-cup brewing machines and K-cup replenishment purchases.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $8.2 million, or 70.6%, to $19.7 million for the first thirty-nine weeks of 2010, from $11.5 million for the first thirty-nine weeks of 2009. On a dollar basis, this increase in cost of sales was primarily related to the 60.6% increase in sales volume in this segment. As a percentage of sales, cost of sales increased to 68.1% for the first thirty-nine weeks of 2010, from 64.1% for the first thirty-nine weeks of 2009. The increase in cost of sales as a percentage of sales was due to increased investment in trade promotions and allowances. We have increased our investment in these programs to build our brand across our expanding door distribution to drive consumer trial, awareness, repeat purchases and loyalty.

Operating expenses.  Operating expenses increased $0.6 million, or 24.8%, to $3.2 million for the first thirty-nine weeks of 2010, from $2.6 million for the first thirty-nine weeks of 2009. The increase was attributable to higher marketing as we invested to support our growing commercial segment. As a percentage of sales, operating expenses decreased to 11.2% in the first thirty-nine weeks of 2010 from 14.3% in the first thirty-nine weeks of 2009 due to leverage on higher sales.

Franchise

	Thirty-Nine Weeks Ended			Thirty-Nine Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of franchise sales

Sales, net	$7,232	$5,440	32.9%	100.0%	100.0%
Costs of sales and related occupancy costs	4,239	3,082	37.5%	58.6%	56.7%
Operating expenses	991	900	10.1%	13.7%	16.5%
Depreciation and amortization	11	3	266.7%	0.2%	0.1%

Operating income	$1,991	$1,455	36.8%	27.5%	26.7%

Sales

Sales increased $1.8 million, or 32.9%, to $7.2 million in the first thirty-nine weeks of 2010, from $5.4 million in the first thirty-nine weeks of 2009 primarily due to higher comparable store sales and related Caribou Coffee branded product sales to our franchisees, especially internationally, due to product pipeline fill for new stores to be opened in 2010.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $1.1 million, or 37.5%, to $4.2 million for the first thirty-nine weeks of 2010, from $3.1 million for the first thirty-nine weeks of 2009. As a percentage of sales, cost of sales increased to 58.6% for the first thirty-nine weeks of 2010, from 56.7% for the first thirty-nine weeks of 2009. The increase in cost of sales as a percentage of sales was primarily due to a change in revenue mix within the franchise segment, as a greater portion of sales were product sales.

Operating expenses.  Operating expenses increased $0.1 million, or 10.1%, to $1.0 million for the first thirty-nine weeks of 2010, from $0.9 million for the first thirty-nine weeks of 2009. Operating expenses in this segment are primarily related to labor, travel, and other administrative costs.

Unallocated Corporate

	Thirty-Nine Weeks Ended			Thirty-Nine Weeks Ended
	October 3,	September 27,	%	October 3,	September 27,
	2010	2009	Change	2010	2009
	(In thousands)			As a % of total net sales

General and administrative expenses	$15,318	$14,100	8.6%	7.4%	7.6%

Operating loss	$(15,318)	$(14,100)	8.6%	7.4%	7.6%

General and administrative expenses.  General and administrative expenses increased $1.2 million, or 8.6%, to $15.3 million for the first thirty-nine weeks of 2010, from $14.1 million for the first thirty-nine weeks of 2009 due to higher payroll costs for support personnel hired in the latter half of 2009. As a percentage of total net sales, general and administrative expenses decreased to 7.4% in the first thirty-nine weeks of 2010, from 7.6% in the first thirty-nine weeks of 2009, due to leverage on higher net sales.

Fiscal Year 2009 Compared to Fiscal Year 2008

	Fiscal Year Ended
	January 3,	December 28,
	2010	2008

Statement of Operations Data:
Net Sales:
Retail Coffeehouses	86.5%	90.2%
Commercial and Franchise	13.5	9.8
Net sales	100.0	100.0
Costs of sales and related occupancy costs	44.1	43.2
Operating expenses	37.9	39.5
Opening expenses	0.0	0.1
Depreciation and amortization	5.4	9.8
General and administrative expenses	10.3	11.5
Closing expense and disposal of assets	0.1	2.0
Operating income (loss)	2.1	(6.1)
Interest income	0.0	0.0
Interest expense	(0.1)	(0.3)
Income (loss) before provision (benefit) for income taxes	2.0	(6.4)
Provision (benefit) for income taxes	(0.1)	(0.0)
Net income (loss)	2.1	(6.4)
Noncontrolling interest	0.1	0.0
Net income (loss) attributable to Caribou Coffee Company, Inc.	2.0%	(6.4)%

Net Sales

Net sales increased $8.6 million, or 3.4%, to $262.5 million in fiscal 2009, from $253.9 million in fiscal 2008. Approximately $5.1 million of this increase was due to the extra week in the 2009 fiscal year. The remainder of this increase was primarily attributable to an increase in commercial sales. Comparable company-owned coffeehouse sales for fiscal year 2009 were down 2.3% when compared with fiscal 2008. For fiscal 2009, commercial and franchise segment sales increased $10.5 million, or 42.4%, as compared to fiscal 2008. When adjusting for the extra week in the 2009 fiscal year, commercial and franchise segment sales increased $9.7 million, or 39.0%. This increase was largely due to sales to existing and new commercial customers and to product sales, franchise fees and royalties from the twenty-four net franchised coffeehouses openings during the preceding twelve months.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $6.3 million, or 5.7%, to $115.9 million in fiscal 2009, from $109.6 million in fiscal 2008. This increase was primarily attributable to the increased cost of sales associated with the increased product sales in our commercial and franchise segments. Commercial and franchise segment sales generally have a higher cost of sales and related occupancy costs rate than company-operated coffeehouses. As a percentage of net sales, cost of sales and related occupancy costs increased to 44.1% in fiscal 2009, from 43.2% in fiscal 2008. The increase in cost of sales and related occupancy costs as a percentage of net sales was primarily due to the high growth in commercial and franchise segment sales which changed the overall mix of sales.

Operating expenses.  Operating expenses decreased $0.8 million, or 0.8%, to $99.5 million in fiscal 2009, from $100.3 million in fiscal 2008. As a percentage of total net sales, operating expenses decreased to 37.9% in fiscal 2009 from 39.5% in fiscal 2008. The decrease in operating expenses as a percentage of net sales was primarily due to better labor operating efficiency as a percent of net sales at company-operated coffeehouses. We also were able to leverage the increase in sales in our franchise and commercial segments with relatively flat operating expenses in those segments compared to 2008. During 2009, the company increased its investment in building its brand through marketing activities and increased its investment in product development areas.

Opening expenses.  Opening expenses were minimal in fiscal 2009 and down from $0.2 million in fiscal 2008. We opened seven new company-operated coffeehouses in fiscal 2008 and did not open any new company-operated coffeehouses in fiscal 2009.

Depreciation and amortization.  Depreciation and amortization decreased $10.8 million, or 43.4%, to $14.1 million in fiscal 2009, from $24.9 million in fiscal 2008. This decrease was largely due to the accelerated depreciation in 2007 associated with coffeehouse asset impairments in fiscal 2008. Coffeehouse depreciation and amortization includes $7.5 million in accelerated depreciation associated with coffeehouse asset impairments in fiscal 2008. We had no impairments recorded in fiscal 2009. Additionally fiscal 2009 depreciation and amortization decreased due to a lower depreciable asset base as a result of accelerated depreciation associated with coffeehouse asset impairments recorded prior to fiscal 2009 and reduced capital spending in fiscal years 2009 and 2008.

General and administrative expenses.  General and administrative expenses decreased $2.0 million, or 6.9%, to $27.1 million in fiscal 2009 from $29.1 million in fiscal 2008. As a percentage of total net sales, general and administrative expenses decreased to 10.3% of total net sales in fiscal 2009, from 11.5% of total net sales in fiscal 2008. This decrease was primarily related to severance costs of $1.7 million recorded in fiscal 2008 resulting from management changes as well as cost efficiencies realized during fiscal 2009 from realigning our corporate and field administrative functional resources while investing in marketing and product management resources.

Closing expenses and disposal of assets.  Closing expenses and disposal of assets decreased $4.8 million to $0.3 million in fiscal 2009 from $5.1 million in fiscal 2008. The decrease in closing expenses and disposal of assets was primarily attributable to asset write-off and lease termination costs associated with the closing of 25 underperforming company-operated coffeehouses in fiscal 2008 compared to closing of one company-operated coffeehouse in fiscal 2009.

Interest expense.  Interest expense decreased $0.5 million to $0.2 million in fiscal 2009 from $0.8 million in fiscal 2008. During 2009, the Company did not draw on its revolving credit facility and the interest expense is primarily related to credit facility acquisition cost amortization and on-going commitment fees. During fiscal 2008, the Company periodically had borrowings under its revolving credit facility.

Operating Segments

The following tables summarize our results of operations by segment for fiscal 2009 and 2008.

Retail Coffeehouses

	Fiscal Year Ended			Fiscal Year Ended
	January 3,	December 28,		January 3,	December 28,
	2010	2008	% Change	2010	2008
	(In thousands)			As a % of coffeehouse sales

Coffeehouse sales	$227,223	$229,092	(0.8)%	100.0%	100.0%
Costs of sales and related occupancy costs	93,027	94,568	(1.6)	40.9	41.3
Operating expenses	94,569	96,535	(2.0)	41.6	42.1
Opening expenses	0	181	(100.0)	0.0	0.1
Depreciation and amortization	14,053	24,899	(43.6)	6.2	10.9
General and administrative expenses	7,994	9,564	(16.4)	3.5	4.2
Closing expense and disposal of assets	357	5,016	(92.9)	0.2	2.2

Segment operating income (loss)	$17,224	$(1,671)	(1,130.8)%	7.6%	(0.7)%

As of January 3, 2010, there were 413 company-operated coffeehouses in 16 states and the District of Columbia.

Retail Coffeehouse sales

Coffeehouse sales decreased $1.9 million, or 0.8%, to $227.2 million in fiscal 2009 from $229.1 million in fiscal 2008. This decrease is primarily attributable to the 2.3% decline in comparable company-owned coffeehouse sales offset by the additional week in the 2009 fiscal calendar.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs decreased $1.5 million, or 1.6%, to $93.0 million in fiscal 2009, from $94.6 million in fiscal year 2008. As a percentage of total net sales, cost of sales and related occupancy costs decreased to 40.9% in fiscal year 2009, from 41.3% in fiscal 2008. The decrease in cost of sales and related occupancy costs as a percentage of coffeehouse sales was primarily due to cost management in 2009 and the closing of underperforming coffeehouses in fiscal 2008.

Operating expenses.  Operating expenses decreased $2.0 million, or 2.0%, to $94.6 million in fiscal 2009, from $96.5 million in fiscal 2008. As a percentage of total net sales, operating expenses decreased to 41.6% in fiscal 2009 from 42.1% in fiscal 2008. The decrease in operating expenses as a percentage of coffeehouse sales was primarily due to better labor operating efficiency in fiscal 2009 while investing in brand building and product development activities.

Opening expenses.  Opening expenses were $0.2 million in fiscal 2008, related to seven new company-operated coffeehouses that were opened. There were no company-operated coffeehouse openings in fiscal 2009.

Depreciation and amortization.  Depreciation and amortization decreased $10.8 million, or 43.6%, to $14.1 million in fiscal 2009, from $24.9 million in fiscal 2008. As a percentage of coffeehouse sales, coffeehouse depreciation and amortization decreased to 6.2% in fiscal year 2009 from 10.9% in fiscal 2008. This decrease was due to accelerated depreciation associated with coffeehouse asset impairments in fiscal 2008 as well as a lower depreciable asset base as a result of impairments recorded prior to fiscal 2009 and reduced capital spending in fiscal years 2009 and 2008. Coffeehouse depreciation and amortization includes $7.5 million in accelerated depreciation associated with coffeehouse asset impairments in fiscal 2008. There were no coffeehouse impairments recorded in fiscal 2009.

General and administrative expenses.  General and administrative expenses decreased $1.6 million, or 16.4%, to $8.0 million in fiscal 2009 from $9.6 million in fiscal 2008. As a percentage of coffeehouse sales, general and administrative expenses decreased to 3.5% in fiscal 2009 from 4.2% in fiscal 2008. The decrease was largely due to the realignment of our operating structure supporting our retail coffeehouse activities.

Closing expense and disposal of assets.  Closing expense and disposal of assets decreased $4.7 million to $0.4 million in fiscal 2009 from $5.0 million in fiscal year 2008. The decrease in closing expense and disposal of assets is primarily attributable to asset write-offs and lease termination costs associated with the closing of 25 underperforming company-operated coffeehouses in fiscal 2008 compared to one company-operated coffeehouse closure in fiscal 2009.

Commercial

	Fiscal Year Ended			Fiscal Year Ended
	January 3,	December 28,		January 3,	December 28,
	2010	2008	% Change	2010	2008
	(In thousands)			As a % of commercial sales

Sales	$27,577	$17,927	53.8%	100.0%	100.0%
Costs of sales and related occupancy costs	18,515	11,296	63.9	67.1	63.0
Operating expenses	3,819	2,258	69.1	13.8	12.6
Depreciation and amortization	44	32	37.5	0.2	0.2

Segment operating income	$5,199	$4,341	19.8%	18.9%	24.2%

Sales

Sales increased $9.6 million, or 53.8%, to $27.6 million in fiscal 2009 from $17.9 million in fiscal 2008. This increase is primarily attributable to the incremental sales to new and existing customers, primarily grocery stores and Keurig, Inc.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $7.2 million, or 63.9%, to $18.5 million in fiscal 2009, from $11.3 million in fiscal year 2008. As a percentage of total net sales, cost of sales and related occupancy costs increased to 67.1% in fiscal year 2009, from 63.0% in fiscal 2008. The increase was primarily due to incremental sales to new and existing grocery customers and higher levels of trade programs to support the Caribou Coffee brand as we entered into new geographic markets.

Operating expenses.  Operating expenses increased $1.5 million, or 69.1%, to $3.8 million in fiscal 2009, from $2.3 million in fiscal 2008. As a percentage of sales, operating expenses increased to 13.8% in fiscal 2009 from 12.6% in fiscal 2008. The increase in operating expenses was due to an increase in marketing expenses to build the Caribou Coffee brand in new geographic markets.

Franchise

	Fiscal Year Ended			Fiscal Year Ended
	January 3,	December 28,		January 3,	December 28,
	2010	2008	% Change	2010	2008
	(In thousands)			As a % of franchise sales

Sales	$7,738	$6,880	12.5%	100.0%	100.0%
Costs of sales and related occupancy costs	4,344	3,768	15.3	56.1	54.8
Operating expenses	1,110	1,516	(26.8)	14.3	22.0
Opening expenses	24	49	(51.0)	0.3	0.7
Depreciation and amortization	5	(3)	(266.7)	0.1	0.0

Segment operating income	$2,255	$1,550	45.5%	29.1%	22.5%

Sales

Sales increased $0.8 million or 12.5%, to $7.7 million in fiscal 2009 from $6.9 million in fiscal 2008. This increase was primarily attributable to franchise fees, royalties and product sales from the 28 new franchise coffeehouses opened during the year.

Costs and Expenses

Cost of sales and related occupancy costs.  Cost of sales and related occupancy costs increased $0.6 million, or 15.3%, to $4.3 million in fiscal 2009, from $3.8 million in fiscal 2008. As a percentage of sales, cost of sales and related occupancy costs increased to 56.1% in fiscal 2009, from 54.8% in fiscal 2008. The increase in cost of sales and related occupancy costs as a percentage of sales was primarily due to the revenue mix, as product sales to our franchise partners became a larger percentage of total franchise sales.

Operating expenses.  Operating expenses decreased $0.4 million, or 26.8%, to $1.1 million in fiscal 2009, from $1.5 million in fiscal 2008. As a percentage of sales, operating expenses decreased to 14.3% in fiscal 2009 from 22.0% in fiscal 2008. The decrease in operating expenses as a percentage of sales was primarily due to leverage obtained on certain fixed segment expenses and a decrease in administrative support costs.

Unallocated Corporate

	Fiscal Year Ended			Fiscal Year Ended
	January 3,	December 28,		January 3,	December 28,
	2010	2008	% Change	2010	2008
	(In thousands)			As a % of total net sales

General and administrative expenses	$19,151	$19,581	2.2%	7.3%	7.7%
Closing expense and disposal of assets	(14)	97	(114.5)	0.0	0.1

Operating loss	$(19,137)	$(19,678)	(2.7)%	(7.3)%	(7.8)%

General and administrative expenses.  Unallocated general and administrative expenses decreased $0.4 million, or 2.2%, to $19.1 million in fiscal 2009 from $19.6 million in fiscal 2008. As a percentage of total net sales, unallocated general and administrative expenses decreased to 7.3% of total net sales in fiscal year 2009, from 7.7% of total net sales in fiscal 2008. The decrease was primarily due to severance costs incurred in fiscal 2008 resulting from management changes as well as cost efficiencies realized during fiscal 2009 from realigning corporate administrative functional resources while investing in marketing and product management resources.

Liquidity and Capital Resources

Cash and cash equivalents as of October 3, 2010 were $10.0 million, compared to cash and cash equivalents of $23.6 million as of January 3, 2010. Generally, our principal requirements for cash are capital expenditures and funding operations. Capital expenditures include development costs related to opening new coffeehouses, maintenance and refresh of existing coffeehouses, general and administrative expenditures for information systems and costs for expanding production capacity to meet the growth demands of our business. Currently, our requirements for capital have been funded through cash flow from operations.

Net cash used by operating activities for the first thirty-nine weeks of 2010 was $8.2 million compared to net cash provided by operating activities of $8.6 million for the first thirty-nine weeks of 2009. The $16.8 million decrease in cash provided by operating activities was the result of cash used in working capital, primarily to build green coffee bean inventory levels in support of our growing business, particularly as we have taken delivery of green coffee beans, which will meet our production needs thru the second quarter of 2011, at fixed prices below current market price levels.

Net cash used in investing activities during the first thirty-nine weeks of 2010 was $5.0 million, compared to net cash used in investing activities of $0.8 million for the first thirty-nine weeks of 2009. The increase in capital expenditures was primarily for oven equipment and service platform reconfigurations in our company-owned coffeehouses to support our new food product launches.

Net cash used by financing activities for the first thirty-nine weeks of 2010 was $0.3 million compared to net cash provided by financing activities of $0.3 million for the first thirty-nine weeks of 2009. The financing cash used during 2010 is primarily related to the costs associated with entering into a new credit facility.

For fiscal years 2009 and 2008, we generated cash flow from operating activities of $15.6 million and $7.0 million, respectively. The increase in the amount of cash provided by operating activities during fiscal year 2009 was the result of higher operating performance during fiscal year 2009 offset by an increase of $1.6 million in our working capital needs predominately to fund the growth in our commercial business.

A portion of our cash flow generated from operating activities in each of the last two fiscal years has been invested in capital expenditures. Total capital expenditures for fiscal 2009 were $3.0 million, compared to capital expenditures of $5.9 million for fiscal 2008. We did not open any new company-operated coffeehouses in fiscal year 2009. We opened seven new company-operated coffeehouses in fiscal year 2008.

During 2010, our Board of Directors authorized us to repurchase up to $10.0 million of its outstanding ordinary shares. Stock purchases may be made from time to time in open market transactions depending upon market conditions. We anticipate funding any repurchase of shares with available cash on hand. In the first thirty-nine weeks of 2010 we repurchased approximately 10,000 shares at a weighted average market price of $7.30 per share.

On February 19, 2010, we entered into a new three-year credit facility. The amount available under the agreement is $25.0 million, consisting of $15.0 million of immediately available committed funds and an option to increase the commitment amount available by an additional $10.0 million under terms to be mutually agreed. Interest payable under the revolving credit facility is equal to the amount outstanding under the facility multiplied by the applicable LIBOR rate plus a specified margin. Our majority shareholder, CHCL, pledged its shares owned in the Company as part of this credit facility agreement. On November 30, 2010, we amended our credit facility to allow the portion of CHCL’s securities to be sold in this offering to be released from the pledge and amended the credit facility’s termination date to December 31, 2011.

Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of our retail coffeehouse expansion, growth in our commercial segment and overall company operating performance. We expect capital expenditures for fiscal 2010 to be approximately $9 million and for fiscal 2011 to be in the range of $13 million to $15 million. We believe that our current liquidity and cash flow from operations will provide sufficient liquidity to fund our operations for at least 12 months.

Critical Accounting Policies

Our consolidated financial statements and the related notes contain information that is pertinent to management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Our actual results might, under different assumptions and conditions, differ from our estimates. We believe the following critical accounting policies are significant or involve additional management judgment due to the sensitivity of the methods, assumptions, and estimates necessary in determining the related asset and liability amounts.

Long-lived assets.  Management uses judgment regarding the future operating and disposition plans for marginally performing assets and estimates of expected realizable values for assets to be sold. Actual results may differ from those estimates. We periodically evaluate possible impairment at the individual coffeehouse level, and record an impairment loss whenever we determine impairment factors are present. We also periodically evaluate the criteria we use as an indication of coffeehouse impairment. We consider a history of coffeehouse operating losses to be a primary indicator of potential impairment for individual coffeehouse locations. A lack of improvement at the coffeehouses we are monitoring, or deteriorating results at other coffeehouses, could result in additional impairment charges. During fiscal 2008, the assets related to 37 coffeehouses were impaired, of which we recorded charges of approximately $7.5 million. We had no coffeehouse impairments during fiscal 2009 or during the first 39 weeks of fiscal 2010.

Stock-based compensation.  We maintain stock-based compensation plans, which provide for the granting of non-qualified stock options and restricted stock to officers and key employees and certain non-employees. Stock options are granted with strike prices equal to the fair market value of our common stock as of the dates of grant. Options vest generally over four years and expire 10 years from the grant date. Restricted stock generally vests over four years. We recognize expense related to the fair value of our stock-based compensation awards. The estimated grant date fair value of each stock-based award is recognized as an expense on a straight line basis over the requisite service period (generally the vesting period). The estimated fair value of each option is calculated using the Black-Scholes option-pricing model. The fair value of each restricted stock award is calculated based on the trading value of the underlying stock on the grant date. Stock-based compensation expense for fiscal years 2009 and 2008, totaled approximately $1.0 million and $0.8 million, respectively. Stock-based compensation expense for the first 39 weeks of fiscal year 2010 and the first 39 weeks of fiscal year 2009 totaled approximately $1.0 million and $0.7 million, respectively.

Lease accounting.  We enter into operating leases for all of our coffeehouse locations. Certain of our leases provide for scheduled rent increases during the lease terms or for rental payments commencing on a date that is other than the date we take possession. We recognize rent expense on leases for coffeehouses and office buildings on a straight line basis over the initial lease term and commencing on the date we take possession. We use the date of initial possession (regardless of when rent payments commence) to begin recognition of rent expense, which is generally the date we begin to add leasehold improvements to ready the site for its intended use. We record landlord allowances as deferred rent in other long-term liabilities and accrued expenses on our consolidated balance sheets and amortize such amounts as a component of cost of sales and related occupancy costs on a straight-line basis over the term of the related leases.

Income taxes.  We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences of loss carryforwards and temporary differences between the book and tax basis of assets and liabilities. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based upon historical taxable income. In evaluating whether the Company would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Given that we have had net operating losses, we have recognized a valuation allowance equal to 100% of our net deferred tax assets. As of October 3, 2010, our loss carryforward was approximately $22.4 million and we had a valuation allowance aggregating $23.4 million recorded such that net deferred income tax assets were fully reserved at such date. Future income generation or implementation of tax planning strategies to recover these deferred tax assets in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense or increase in income tax benefit. The net operating loss carryforwards will begin to expire in 2022, if not utilized.

Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Our recognition of an uncertain tax position is dependent on whether or not that position is more likely than not of being sustained upon audit by the relevant taxing authority. If an uncertain tax position is more likely than not of being sustained, the position must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

New Accounting Standards

Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of ASC.

In September 2006, the FASB issued accounting guidance which defines fair value, provides guidance for measuring fair value in GAAP and expands disclosures about fair value measurements. On December 31, 2007, we adopted these accounting rules for financial assets and liabilities. We adopted the provisions related to non-financial assets and liabilities on December 29, 2008. The adoption of these accounting rules did not have a material impact on our consolidated statement of operations, cash flows or financial position.

In December 2007, the FASB issued guidance establishing new standards that govern the accounting for and reporting of noncontrolling interests in partially owned subsidiaries. We adopted these accounting rules on December 29, 2008 and have accordingly retroactively applied the presentation and disclosure requirements for the existing noncontrolling interest for all periods presented.

In March 2008, the FASB issued revised guidance requiring enhanced disclosures about an entity’s derivative instruments and hedging activities. We adopted these accounting rules on December 29, 2008.

In May 2009, the FASB issued guidance intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new accounting rule is effective for fiscal years and interim periods ended after June 15, 2009. We adopted this standard effective June 28, 2009.

In June 2009, the FASB issued guidance which amends certain ASC concepts related to consolidation of variable interest entities. Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. We adopted this guidance beginning January 4, 2010. The adoption of this guidance did not have a material impact on our financial statements.

Off-Balance Sheet Arrangements

Other than our coffeehouse leases, we do not have any off-balance sheet arrangements. As of October 3, 2010, we were committed to fixed and price-to-be-fixed green coffee purchase contracts with deliveries expected through December 2011. We only contract for green coffee expected to be used in the normal course of business. We believe, based on relationships established with our suppliers in the past, the risk of non-delivery on such purchase commitments is remote.

Inflation

The primary inflationary factors affecting our business are costs associated with coffee beans, dairy, freight, paper products, real estate and labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe that inflation has not had a material impact on our results of operations in recent years.

Business

Our Company

We are one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to our customers. Based on number of coffeehouses, we are the second largest company-owned premium coffeehouse operator in the United States. As of October 3, 2010, we had 536 coffeehouses, including 126 franchised locations. Our coffeehouses are located in 20 states, the District of Columbia and nine international markets. In our retail coffeehouses, we aspire to create a community place loved by our customers, providing them with an extraordinary and uplifting experience. We source the highest-quality coffee in the world, and our skilled roastmasters personally oversee the craft roasting of every batch to bring out the best in every bean. Our coffeehouses offer our customers high-quality premium coffee and espresso-based beverages, as well as specialty teas, baked goods, food, whole bean coffee, branded merchandise and coffee lifestyle items. We believe we create a unique experience for customers through a combination of high-quality products, a comfortable and welcoming coffeehouse environment, superior customer service and our own blend of expertise, fun and authentic human connection. Our success in the retail channel has elevated the Caribou Coffee brand and created demand across other channels, including various commercial and foodservice categories. Our unique coffee is available within our commercial segment via grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. We intend to continue to grow our brand internationally through franchise agreements and to selectively enter into franchise arrangements domestically. Through our multi-channel approach, we believe we offer a total coffee solution platform to our customers.

Our comparable coffeehouse sales have significantly improved due to increased traffic and average guest check driven by the expansion of our food product offerings such as hot oatmeal and breakfast sandwiches. We have reported positive comparable coffeehouse sales over the previous four quarters, including 4.4% for the quarter ending October 3, 2010. Our commercial segment has also experienced accelerated growth and, in 2009, represented 11% of total net sales, up from less than 5% in 2007. Caribou Coffee whole bean and ground coffee products are found in grocery, mass merchant and club stores in over 40 states, allowing us to expand our brand recognition through this segment and reach customers across the United States. We also sell our blended coffees and license our brand to Keurig, Inc., an industry leader in single-cup brewing technology, for sale and use in its “K-Cup” single serve line of business. This enables Caribou Coffee products to be available in all 50 states. Our franchise segment franchises our brand to partners to operate Caribou Coffee branded coffeehouses in domestic and international markets. In addition, we sell Caribou Coffee branded products to our partners for resale in these franchised locations.

Recent Performance

Since our current management team took over in the fall of 2008, it has grown our average unit volumes and improved the Company’s overall financial performance, including:

•	achieved four consecutive quarters of positive comparable store sales;

•	increased commercial sales from $17.9 million in 2008 to $38.5 million for the twelve months ended October 3, 2010; and

•	increased EBITDA from $11.6 million in 2008 to $22.7 million for the twelve months ended October 3, 2010.

Commercial sales and EBITDA for the twelve months ended October 3, 2010 have been derived by adding the financial data for the nine months ended October 3, 2010 and the year ended January 3, 2010 and subtracting the financial data for the nine months ended September 27, 2009. EBITDA is a non-GAAP financial measures. See “—Summary Financial and Other Data” for a reconciliation to net income.

Our Competitive Strengths

High Quality Product with Scalable Production Capacity.  Serving our customers the most flavorful, highest quality coffee is at the core of our company. We pride ourselves on having one of the most creative and extensive selections of high-quality coffee-based, espresso-based and non-coffee-based beverages in our industry to meet the demanding taste preferences of our customers. To maintain product quality, we source only the highest grades of Arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards. In addition, we have implemented a number of initiatives to emphasize quality leadership that go beyond coffee, including the use of premium real chocolate melted into our beverages and wholesome oatmeal that is handcrafted and customized upon order.

In order to control our quality, we have made significant capital investments to build our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. In our 130,000 square-foot headquarters and roasting facility, coffee beans are roasted to enhance each variety’s specific flavor characteristics, allowing us to offer a wide range of coffee to suit individual preferences in the marketplace. We are currently operating at approximately 70% of our full roasting capacity on a single shift with an opportunity to more than double our current production levels in the existing facility.

Strong Brand Awareness.  We believe our brand is well known within the retail premium coffee market, and we have particularly strong brand awareness in markets where we have a significant coffeehouse presence. We continue to evolve our brand and icons, and updated them in March 2010 to improve our customers’ experience and brand image. Our new, contemporary, branding reflects Caribou Coffee’s core values, exhibiting our fun and quirky point of view, passion for human connection and commitment to quality products.

We believe our new branding differentiates Caribou Coffee iconography from our peers—our cups, napkins, drink carriers and menu boards all reflect our new look. We believe strong brand awareness has resulted from our marketing efforts and distinctive Caribou Coffee logo, all of which promote our brand as we expand within and into new markets and drive further opportunities in our other channels.

Dynamic Multi-Channel Business Model.  Founded as a regional premium coffeehouse retailer, today we offer a total coffee solution platform for our customers. We serve our customers by offering our high-quality coffee and other food and merchandise products through three highly integrated sales channels: retail, commercial and franchise. Each of these channels features our products in a convenient and inviting manner that is characteristic of our brand. Whether at a Caribou coffeehouse, the local grocery store or a sporting venue, we offer our customers an opportunity to find the brand in places convenient to their lifestyles. Our multi-channel operating model enables us to maximize brand exposure and customer access to our products, which we believe increases growth opportunities across all of our channels.

•	Unique Coffeehouse Experience. We are committed to delivering the leading coffeehouse experience, by providing the highest quality coffee and food products in a warm and inviting coffeehouse environment served by people who care. Our goal is to provide our customers with an extraordinary experience that feeds the soul.

•	Coffeehouse Environment. Caribou coffeehouses are where the brand and the customer connect through a combination of a welcoming atmosphere, handcrafted coffeehouse products, fast and friendly service and convenience. Our coffeehouse interiors create a warm and inviting atmosphere, featuring fireplaces, exposed wood beams and leather sofas and chairs, encouraging customers to relax and enjoy our products. We anticipate our new coffeehouse interiors will be accented by local flair to create a fun and eclectic gathering place unique to each particular community. By establishing community message boards and allowing our customers to vote on designs for coffeehouse fixtures, such as community tables and lighting, we expect to build a connection between our coffeehouses and the local community, differentiating us from competitors and allowing us to become “The community place I love.” Options such as free Wi-Fi, extra-comfortable chairs and drive-thru service provide our customers with the option to make a quick stop or to spend time at a Caribou coffeehouse.

•	Human Connection. We believe our focus on creating a human connection sets Caribou coffeehouses apart from our competitors. Our coffeehouse team members reflect the essence of the

Caribou Coffee brand: a fun and quirky point of view and passion for human connection. Our coffeehouse team members provide focused and attentive service along with Midwestern hospitality. We encourage team members to have personal interaction with our customers and learn their names and preferred beverages. Community walls at coffeehouse locations further promote human connection by providing our coffeehouse team members and customers a common forum to share their dreams, passions and lives. Our selective hiring, extensive training and merit-based compensation policies reinforce our focus on the customer experience and drive consistent, excellent customer service in our coffeehouses.

•	Growing Commercial Segment. Our commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers nationwide. We have increased our commercial retail footprint from 2,300 doors in 2007 to 7,000 doors in 2009 throughout 40 states. Additionally, through our Keurig licensing arrangement, we believe Caribou Coffee single-serve K-cups are found in an additional 17,000 doors across all 50 states and can be ordered from multiple “major retail” websites. We use third-party distributors to distribute our Caribou Coffee whole bean and ground coffee branded products through our commercial channel. This operating model allows us to leverage our business partners’ existing infrastructures and extend the Caribou Coffee brand in an efficient way. Including K-cups, we believe Caribou Coffee products comprise approximately 4% of the overall share of the national premium coffee category.

•	Growing Opportunities in Franchising. Since opening our first franchised coffeehouse in 2004, we have expanded the number of franchised coffeehouses and kiosks to 126 worldwide. Within the United States, we have a rigorous, disciplined approach to developing our franchising pipeline, which includes kiosks in nontraditional locations such as airports, offices, colleges and universities, grocery stores, hospitals and hotels. Internationally, we have a Master Franchise Agreement covering 12 countries and 250 Caribou Coffee coffeehouses. We have seen rapid and significant growth in the franchise segment, with sales growing from $2.0 million in 2006 to $7.7 million in 2009. We will continue to franchise Caribou Coffee branded coffeehouses and kiosks; we believe there are significant opportunities to grow our business with qualified development and franchising partners, both domestically and internationally.

Strong Company Culture.  We have a strong, well-defined, service-oriented culture that our employees embrace. We emphasize a fun, passionate and authentic culture and support active social responsibility and community involvement. Our organization is committed to giving back locally and nationally, with 5% of pre-tax profits going to charity and local community causes in 2009. By 2011, we expect that Caribou Coffee will be the first and only large-scale coffee company that sources 100% Rainforest Alliance coffee beans. The Rainforest Alliance, a non-profit organization seeking to conserve biodiversity, certifies that coffee beans are produced in environmentally sustainable and socially responsible ways, and ensures that workers have good wages, decent living conditions, education and health care. We believe that our strong, socially-conscious culture will allow us to attract the best possible team members, and maintain our focus on quality and customer service as we expand our business.

Experienced Management Team.  We are led by a management team with significant experience in the restaurant, retail and branded consumer products industries. Our President and Chief Executive Officer, Michael Tattersfield, has more than 17 years of restaurant and specialty retail experience, including having served as Chief Operating Officer of lululemon athletica, inc. and President of A&W All American Food Restaurants at YUM! Brands, Inc. Mr. Tattersfield joined the company in 2008 and has built an experienced management team of both new and existing senior leaders focused on building a leading multi-channel branded coffee company that offers a total coffee solution platform to our customers, driving growth and improving profitability. Our management team has applied its expertise in finance, operations and marketing to continue to diversify our operating segments, develop a disciplined product pipeline, evolve and grow the Caribou Coffee brand and improve the unique customer experience in coffeehouses.

Key Personnel and Growth Infrastructure in Place.  We believe we have the personnel and resources in place to support our growth. We have built strong finance, marketing and product management teams to oversee our recent new product and branding initiatives, including the introduction of our updated brand and icons and new products across all business segments. This infrastructure extends to the commercial segment, where we have a strong team in place to execute our growth strategy. We have also invested in our real estate personnel to oversee our targeted company-owned retail coffeehouse expansion strategy. We believe we will be able to leverage our investment in infrastructure as we expand and grow our business.

Our Growth Strategies

Our growth strategies are centered on continuing the transition from a primarily company-owned coffeehouse operator to a branded coffee company with multiple sales channels. We believe our retail coffeehouses are critical to establishing a connection between the Caribou Coffee brand and our customers, which we expect will continue to be strengthened by our recently-upgraded food offerings. Success at the retail level creates opportunities for significant growth beyond the traditional coffeehouse segment, including consumer packaged goods (CPG), foodservice and franchising. We anticipate that increased brand visibility will benefit all of our segments. Our growth model is comprised of several drivers:

Increase Retail Coffeehouse Average Unit Volume.  We have invested significant time, effort and capital to increase our average unit volume and drive operating leverage across our company-owned coffeehouses. We are focused on growing our average unit volume by driving higher levels of customer traffic and average customer check by increasing sales of beverages, food, beans and merchandise to our customers. To drive customer traffic, we have accelerated new product introductions and supported them with marketing initiatives. We continue to introduce new premium products, such as real chocolate-based beverages, distinctive teas and wholesome oatmeal. At the core of these product innovations are consistent themes of premium quality, natural ingredients and customizable offerings. We believe our guests want a superior food experience and these products and investments will drive loyalty and frequency of visit.

Our differentiated food platform has been, and we believe will continue to be, a driver of traffic and increased average check. We have installed ovens in approximately 200 company-owned coffeehouses and launched breakfast sandwiches in mid-September 2010. Oven technology is now being installed in another 120 company-owned coffeehouses to roll out breakfast sandwiches in the first quarter of 2011. We plan on leveraging our oven platform to expand our food offerings for lunch sandwiches, snacks and other bakery items across all day parts.

In March 2010, we launched a “New Bou” marketing campaign, which provides a fresh new look to our brand. New Bou is focused on our guests and culture, and through this initiative we are making sure that Caribou Coffee is the community place that our customers love. We believe the combination of our product and marketing investments will build traffic and average check, which is the first step in unlocking our long-term average unit volume growth strategy.

Open New Company-Owned Coffeehouse Locations in Existing Markets.  We believe we have strong brand awareness in markets where we have a significant coffeehouse presence. With a solid core of successful locations in the Midwest, as well as a strong footprint in other select regions, we are prepared to execute a targeted and measured expansion plan. Our focus is on increasing density in existing markets where we believe we have significant growth opportunities. We plan to open approximately 10 company-owned coffeehouses in 2011, an additional 20 to 25 in 2012 and over time, we anticipate growing our store base by 8% to 10% each year. For our new coffeehouses, we target a 2:1 sales to investment ratio, which based on current average coffeehouse margins and an approximate $450,000 cash investment would generate cash-on-cash returns of approximately 30% to 40% by the end of the third year of operations. We will seek to further improve our cash-on-cash returns by opening new coffeehouses with higher average unit volumes and by growing our margins. We also believe the growth of our coffeehouse base will increase awareness of the Caribou Coffee brand and drive sales across other channels, including CPG and foodservice.

Grow Our CPG Coffee Business.  We believe Caribou Coffee’s reputation as a retailer of high-quality premium coffees has created significant demand for our whole bean and ground coffee through commercial channels. Our commercial segment comprised 11% of total sales in 2009. This segment has expanded quickly with 2009 segment sales growth of 54% compared to 2008, and average annual segment growth of 48% over the past three years. Today, we are in 7,000 grocery, mass merchant and club store doors across 40 states. Our coffee is also available in Caribou Coffee K-cups in, we believe, an additional 17,000 doors across all 50 states. We are currently focused on increasing sales velocity throughout our existing doors and selectively opening new doors. We are in the process of upgrading the packaging of our whole bean and ground coffee products in an effort to better position our brand to appeal to customers in the marketplace. We believe that leveraging our coffeehouse footprint will elevate our CPG market share. Moreover, we expect increased brand awareness through the CPG channel to drive traffic in our coffeehouses.

Gain Stronger Presence in the Foodservice Sector.  We believe the foodservice sector provides an attractive opportunity for us to introduce our premium coffee products in new channels, such as national restaurant chains, sports venues, universities and hospitals, and further increase our brand visibility. We believe the foodservice sector provides significant long-term growth potential for us to sell Caribou Coffee products business, which we expect will complement growth in our other segments. In March 2010, we signed an agreement with U.S. Foodservice, Inc. to become U.S. Foodservice’s preferred provider of premium coffee products.

Expand New Unit Growth in Our Franchise Channel.  We intend to strategically franchise the Caribou Coffee brand, primarily in domestic non-traditional venues and international markets where we believe there are significant opportunities to grow our business. As of October 3, 2010, we had 52 franchise locations in the United States and 74 international locations predominately in the Middle East. We have entered into a Master Franchise Agreement with a local franchisee in the Middle East to develop 250 coffeehouses in the region through 2014. We also intend to franchise locations in the United States to gain access to attractive, high customer traffic locations, such as airports and other captive venues and to take advantage of other strategic opportunities. We believe Caribou Coffee’s total coffee solution platform makes us a highly desirable franchising partner. For example, through our recently-established partnership with Hy-Vee grocery stores, Caribou Coffee products are sold on Hy-Vee grocery shelves, in Hy-Vee foodservice operations and in barista-staffed, in-store franchised kiosks.

Continued growth in our franchised locations allows us to expand our geographic footprint and generate steady cash flows, with limited capital expenditures. By increasing brand awareness through growing smaller, non-traditional units such as grocery store kiosks, we are creating sales opportunities for all segments of our business.

Industry Overview

Total U.S. coffee market sales, including foodservice and retail, rose to $48.0 billion in 2009, with annual growth of approximately 4.0% in each of 2008 and 2009, according to the National Coffee Association’s 2010 National Coffee Drinking Trends study. According to the same study, 56% of adults report drinking coffee at least once during a particular day, with 68% reporting drinking coffee during a given week. A majority of consumers, 84%, have not changed their consumption habits despite the uncertain economic environment.

According to the National Coffee Drinking Trends study, approximately 24% of American adults drink premium coffee beverages on a daily basis, with specialty coffee, as described in more detail below, accounting for 40% of total coffee consumed in the United States. In 2009, Specialty Coffee Retailer reported specialty coffee accounted for $13.65 billion in sales in 2009, and will exceed $18 billion by 2012; representing a growth rate of 31.8%, four times that of traditional coffee.

Specialty coffee is coffee roasted using premium coffee beans such as the Arabica bean. High-quality Arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a pleasing flavor that is suitable for specialty coffee. There are various grades of Arabica beans, with the highest grades producing better flavors. We believe the retail specialty coffee business represents a high growth opportunity in the commercial, restaurant and retail industries and is supported by evolving lifestyle trends and broad consumer appeal.

We believe that growth in the retail specialty coffee market has been aided by several factors, including an increase in the number of U.S. coffeehouses, broader distribution of specialty coffees through supermarkets, the introduction of new specialty coffee products and the popularity of the overall specialty foods market. We believe these trends will continue to result in increased consumer awareness and demand for specialty coffees, both those prepared at retail coffeehouse locations and those for preparation elsewhere.

Caribou Coffeehouses

Coffeehouse Design and Atmosphere.  We strive to be the community place that our customers love by creating a distinctive community gathering place with a warm and inviting atmosphere. To create this atmosphere, we design our coffeehouses with fireplaces, exposed wood beams and leather sofas and chairs, to encourage customers to relax and enjoy our products. Each coffeehouse is accented with bold and eclectic focal points such as unique light fixtures, community tables and distinctive chairs to spotlight the individuality and personality of each store. We encourage our stores to embrace the local culture and decorate with local flair to create a fun and eclectic gathering place specific to each particular community that locals rely on for an enjoyable, cozy and genuine experience. Caribou team members aim to build a human connection with customers on a daily basis by actively engaging customers in conversation to create an open and friendly atmosphere. Employees are also encouraged to become involved in the community by volunteering with local charities and taking part in local events, to help further build a community connection.

Our coffeehouse layout allows customers to customize their coffee experience depending on their needs by providing quick and convenient access to facilitate take-out business, while at the same time providing customers a place to gather and relax. A number of our coffeehouses also feature a drive-thru. Our coffeehouses feature two defined areas to meet our customers’ different needs. The service order and pick-up area facilitates maximum efficiency during busy times and, at the same time are specifically designed to create a unique experience by allowing Caribou employees to hand-craft a customer’s beverage in front of the customer. We believe this experience reinforces the premium quality and hand-crafted nature of our products. For those that are able to stay and relax, we have large tables and comfortable lounge sofas and chairs located in a separate seating area where customers can read, socialize with friends or have informal business meetings. In addition, most of our locations offer wireless Internet access as well as a kid’s corner with toys, games and special seating for children.

Our coffeehouse design is flexible and has been successfully implemented in a variety of locations, configurations and sizes. Our prototypical coffeehouse is approximately 1,700 to 1,800 square feet, a size that we believe allows us to satisfy both rushed and relaxed customers. We also incorporate elements of our coffeehouse design in smaller kiosks located in high-traffic areas such as airports, malls, large office buildings and supermarkets. We intend to continue using these smaller kiosk formats as part of our overall future development plans.

Menu and Products.  Our menu consists of an extensive, creative and customizable variety of great tasting coffee, expresso-based and non-coffee beverages and food delivered at affordable price points. High quality menu offerings are the foundation of our business. For our coffee-based beverages, we source only the highest grades of Arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards. Our core drink menu includes:

•	coffee “classics” such as brewed “coffee of the day,” cappuccinos and mochas;

•	“wild” items—such as signature Caribou coffee-based beverages like Turtle Mocha, Hot Apple Blast, Caramel High Rise, Campfire Mocha and Mint Condition; and

•	“cold” options such as iced coffees, blended coffee coolers in flavors such as vanilla, espresso, caramel, chocolate and fruit smoothies, as well as our recently introduced Signature Iced Tea line that includes several high antioxidant green, black and herbal teas, as well as tea latte fusions.

In addition, we have implemented a number of other initiatives to emphasize quality leadership that goes beyond coffee, including the use of premium real chocolate melted into our beverages. We are in the process of broadening our product portfolio to extend our high-quality, hand-crafted approach to our new food platform. We have long served traditional bakery goods, but have recently expanded into offerings of hot cereal and oatmeal, hand-crafted and customizable upon order. We are also beginning to roll out two new food platforms: fresh menu items baked in-store and breakfast sandwiches. At many of our coffeehouses our food menu now includes:

•	hand-crafted customizable oatmeal and hot cereals in an assortment of grain choices and toppings;

•	breakfast sandwiches, such as our chicken apple sausage daybreaker, egg white and turkey bacon daybreaker, veggie daybreaker, turkey bacon mini and turkey sausage mini; and

•	our traditional baked good offerings such as scones, muffins, cookies and brownies in a variety of choices.

We believe our new food platform and plans for additional food offerings will help us to increase traffic in our coffeehouses, increase our average check and expand the parts of the day during which customers frequent our coffeehouses. Food items contributed approximately 10.6% of coffeehouse net sales for the thirty-nine weeks ended October 3, 2010 compared to 9.4% for the 39 weeks ended September 27, 2009.

In-store menus and marketing materials help guide customers through the process of choosing beverages and food items with the right blend of coffee, tea and food. All of our beverages are offered in small, medium and large sizes. In addition, most of our coffee drinks are offered in a decaffeinated form, using a water-based natural decaffeination process rather than the traditional methyl-chloride decaffeination process. Although we are in the process of expanding our food offerings, beverages remain our key coffeehouse sales driver accounting for approximately 80.2% of coffeehouse net sales for the thirty-nine weeks ended October 3, 2010.

In addition to our beverage products, we also offer twenty-six varieties of whole bean coffee, including eight custom blends, two seasonal blends and eight decaffeinated blends. Our current coffee offerings are:

Regular		Decaffeinated

Amy’s Blend	Kenya	Amy’s Blend
Caribou Blend	La Minita Peaberry	Caribou Blend
Colombia	Lacuna Blend	Daybreak Morning Blend
Costa Rica	Lakeshore Blend	Espresso
Daybreak Morning Blend	Mahogany	Fireside
Espresso	Mocha Java	Rainforest Blend
Fireside	Obsidian	Reindeer Blend
French Roast	Reindeer Blend	Sumatra
Guatemala el Paraíso	Sumatra

Over 85% of our coffees are presently certified with the Rainforest Alliance Certified seal indicating that workers on Rainforest Alliance Certified farms receive decent wages, have access to medical care, clean water, dignified living conditions and schools for their children, and that the coffee has been harvested and processed responsibly, protecting the surrounding environment and wildlife. We are the first and only coffee company that has committed to sourcing 100% Rainforest Alliance certified coffee beans. So far, we are on track to achieve our goal by the end of 2011.

In our coffeehouses, we offer whole bean coffee in prepackaged sizes or, upon request, specially packaged whole bean and ground coffee allowing customers to purchase the freshest coffee at their preferred size. Whole bean and ground coffee sales accounted for approximately 6.0% of coffeehouse net sales for the thirty-nine weeks ended October 3, 2010.

Finally, we offer a number of Caribou Coffee-branded and coffee-related equipment and merchandise. These products are displayed in our coffeehouses near the cash register, in the “grab-n-go” section and on wooden shelves in the “provisions” section. “Grab-n-go” items include Project 7 mints, espresso beans covered with rich dark chocolate and re-usable coffee sleeves, among other novelty products. In our “provisions” section, we offer various coffee bean grinders, storage canisters, brewing equipment and coffee mugs. Merchandise accounted for approximately 2.9% of coffeehouse net sales for the thirty-nine weeks ended October 3, 2010.

Our products are also available to customers outside of our coffeehouses through our catering service. Coffees are offered in three container sizes, and baked goods are offered à la carte or as part of a combo that pairs coffee and baked goods based on the size of the gathering. This service is operated out of each individual coffeehouse.

Coffee Selection and Preparation

We are committed to five key processes to ensure that we always serve the highest-quality coffee:

•	Sourcing. We purchase the highest grades of Arabica coffee beans through coffee brokers who source beans from different parts of the world. We have developed strong relationships with some of the industry’s most experienced and influential coffee brokers, buyers and farmers. Our personnel regularly travel to coffee-growing regions in Africa, Indonesia and the Americas to personally select the highest-quality beans, working through brokers or directly with growers to oversee their preparation for shipment. We taste, or “cup,” each sample before purchasing and again before accepting delivery.

•	Blending. Our blends are created from varietal coffee beans sourced throughout the world to create a unique flavor profile. Our roastmasters spend significant time each week cupping different unblended coffees. The roastmasters are able to create custom blends comprised of anywhere from three to eight different coffees based on the selection of beans available.

•	Roasting. We differentiate our coffee by craft roasting—custom roasting beans in small batches to enhance their unique characteristics. Each batch is roasted for the appropriate length of time to achieve the optimal flavor profile for the particular varietal or blend. This process allows us to offer a broad spectrum of light to dark roasts. Our roastmasters cup each of these roasts every day to maintain quality and consistency.

•	Packaging. Our packaging ensures our coffee remains fresh from the time it is roasted until it is brewed. After each coffee varietal or blend is roasted to its unique profile, the coffee is packaged with one-way valve technology that allows the release of carbon dioxide but does not permit the entry of oxygen, which can accelerate staleness. We also use a special process to displace any residual oxygen in the package to extend the freshness of our pre-packaged whole-bean and ground coffee.

•	In-store Brewing. Consistent, high standard in-store brewing is the final step in achieving the best coffee. We install high quality grinders, brewers and water filtration systems in every coffeehouse and enforce strict brewing and maintenance procedures. These procedures include monthly replacement of water filtration cartridges, grinding coffee just before brewing and serving coffee within one hour of its brew time. Moreover, coffee beans are not brewed more than 21 days out of the roaster or seven days after the package seal is opened. At our coffeehouses and on our website, we offer a free guide titled “Brew Your Best” intended to help whole bean customers replicate, at their home or office, the quality brewing they find at our coffeehouses.

Real Estate

Coffeehouse Locations.  As of October 3, 2010, we had 536 retail coffeehouses, including 126 franchised locations. Our coffeehouses are located in 20 states, the District of Columbia and international markets.

	Company		Total
State	Owned	Franchised	Coffeehouses

Minnesota	211	3	214
Illinois	53	5	58
Ohio	36	—	36
Michigan	19	5	24
North Carolina	19	1	20
Wisconsin	12	3	15
Georgia	12	1	13
Virginia	11	3	14
Colorado	7	4	11
Maryland	8	—	8
Iowa	5	3	8
Washington, D.C.	6	—	6
North Dakota	3	3	6
Nebraska	—	7	7
Kansas	1	4	5
Pennsylvania	4	—	4
South Dakota	2	2	4
Missouri	1	3	4
Alabama	—	2	2
Indiana	—	2	2
Nevada	—	1	1
International(1)	—	74	74

	410	126	536

(1)	Represents 67 franchised locations in eight Middle Eastern countries and seven in South Korea.

We lease all of our coffeehouse retail facilities. Most of our existing leases are for five to 10 years and typically have multiple five-year renewal options.

Headquarters and Roasting Facility.  We currently conduct our roasting and packaging, and warehouse and distribution activities in a 130,000 square foot leased facility in suburban Minneapolis, which also houses our corporate headquarters. We lease this facility under a lease that has an initial term that expires in 2019 and is subject to extensions through 2029. We also have an option to purchase the facility at the end of the initial lease term. This facility has approximately 46,000 square feet for warehousing and distribution of finished goods, approximately 42,000 square feet for storage of raw materials, roasting and packaging and approximately 42,000 square feet of office space. At present, we are operating at less than our full production capacity, and we believe that our existing infrastructure is scalable so that we can add additional capacity with limited incremental capital expenditures.

This facility is organic certified by the U.S. Department of Agriculture. From time to time we engage third-party vendors to meet special processing needs, including roasting or specialized packaging for specific commercial accounts.

Site Selection and Construction.  We have identified 5 strategic markets for further development where we currently operate company-owned coffeehouses. Our site selection process for our coffeehouses is integral to the successful execution of our growth strategy. We begin by prioritizing target trade areas and establishing pipeline goals. We then evaluate potential locations using a systematic process that is aimed at selecting locations that share similar characteristics with our most successful existing coffeehouses and that we expect can achieve a sales to investment ratio of 2:1 with the potential over time to grow to $1 million in annual sales. Our process utilizes the knowledge and experience of local brokers to pre-screen and select sites on which we conduct a market assessment. Our market assessment includes an evaluation of the demographics of a particular location as well as site attributes, such as the type of venue, the potential for signage, whether the location will have a drive-thru, competitive conditions, the overlay of our existing site network and the identification of gaps in our network. We have engaged in an extensive assessment of the top 20% of our existing coffeehouses based on sales to identify common success characteristics for the purpose of future site screening, and we use that assessment to evaluate potential site statistics. We believe this assessment will help us identify and select highly profitable new locations in the future. Our management also emphasizes on the ground intelligence for each new site by conducting site visits prior to selection at different times of the day and week.

We develop revenue forecasts and a financial plan for a potential location in order to maximize our ability to select sites most likely to produce successful and profitable coffeehouses. Our primary focus is finding areas of expansion within our existing markets since we believe that a concentration of coffeehouses drives brand awareness and sales. In addition, we are selectively targeting new markets where we believe there is significant demand for our products. To source competitive leases, our real estate team works with local brokers. Our team has knowledge of the real estate markets in the regions they cover and have historically been able to negotiate favorable lease terms on our behalf. Additionally, the flexibility of our nature-inspired concept and design allows us to tailor coffeehouse construction to specific selected sites, while ensuring that each coffeehouse maintains the inviting and unique environment our customers identify with the Caribou Coffee brand. After we identify a potential site, we develop a site plan, space plan and project budget that are approved by senior management as well as coffeehouse operations and real estate personnel.

New Coffeehouse Development.  We plan to open approximately 10 new coffeehouse locations by the end of fiscal year 2011 and expect to open an additional 20 to 25 coffeehouse locations in fiscal year 2012. We expect the majority of these openings to take place in markets in which we already operate company-owned coffeehouses. We are focused on strategic expansion of our coffeehouses that preserves our unique customer and community focus and remains true to our fundamentals.

Coffeehouse Operations

Coffeehouse Team Members.  We strive for operational excellence by recruiting, training and supporting high-quality managers and coffeehouse employees, whom we refer to as team members. Each of our coffeehouses is directed by a store manager who oversees an average of 15 team members in each coffeehouse. Each coffeehouse manager is responsible for the day-to-day operations of that coffeehouse, including the hiring, training and development of personnel, as well as local store marketing and coffeehouse operating results. We also employ district managers, who are responsible for overseeing the operations of between nine and 15 coffeehouses, and directors of operations, who are each responsible for overseeing approximately 10 district managers and the operations of between 54 and 126 stores. As of October 3, 2010, we had 38 district managers and five directors of operations.

We are guided by a pay-for-performance philosophy that allows us to identify and reward team members who meet our high performance standards. We provide incentive bonuses to store managers and district managers. Bonuses for store and district managers are based upon coffeehouse sales, profit and customer service standards, among other things. Because of our strong commitment to customer service, if a store or district manager’s score in customer service is below the required minimum, no bonus may be awarded regardless of the score in other areas. To aid us in evaluating service standards in our coffeehouses, we arrange for unannounced visits by “mystery shoppers” from a third-party service provider who supply feedback on the customer service, products, coffeehouse appearance and overall experience they encounter in the coffeehouses they visit.

We believe the personal interaction of our employees and customers is an essential differentiating factor for us and that our selective hiring practices, extensive training program and lower employee turnover compared to the industry lead to a superior customer experience. We encourage our employees to know customers’ names and their preferred drink or other menu items, which stimulates customer loyalty through familiarity and helps further differentiate us from our competition. We also encourage our employees to become engaged in the community through programs such as volunteering with local charities and promoting the brand at local events.

Hours of Operation.  Our coffeehouses provide a clean, smoke-free environment and typically are open 16 hours a day, seven days a week.

Management Information Systems.  Our stores are equipped with sophisticated point of sale (“POS”) cash register systems connected to PosiTouch to handle restaurant level financial and accounting controls. The POS system helps facilitate the operations of our coffeehouses by recording sales transactions, providing instantaneous processing of credit card and stored-value Caribou Card transactions, recording employee time clock information and producing a variety of management reports. Select information that is captured from the POS system is transmitted to the corporate office on a daily basis, which enables senior management to continually monitor operating results. Our stores are also equipped with internally developed labor scheduling tools, inventory management tools via CrunchTime, sales reporting from Oracle-supported tools and general ledger reporting out of Great Plains. These tools help us to identify and improve inefficiencies and enhance profitability.

Quality Control.  We use a variety of internal audit practices to enforce our high standards for quality in all aspects of our store operations. These practices include our “mystery shopper” program and audits by district managers of beverage and food quality, facility maintenance, cleanliness, cash-handling procedures and other operational standards for the coffeehouses they oversee.

Commercial Channels

As part of our growth strategy, we continue to build our existing relationships and develop new relationships for points of distribution of our premium whole bean and ground coffee. We also intend to continue to strategically expand into other distribution channels to enhance our growth, profitability and brand awareness. These distribution channels and existing customers in each channel include:

•	Grocery stores and mass merchandisers—This segment includes grocery stores, mass merchandisers and club stores. Our existing customers in this channel include, among others SuperValu, Kroger, Costco, Target, Sam’s Club, Harris Teeter and Safeway.

•	Office coffee and foodservice providers—This segment includes national and regional providers of coffee to offices, restaurants and other venues. Our existing customers in this channel include U.S. Foodservice and other coffee distributers.

•	Hotels—This segment includes hotel restaurants, catering and banquet programs and in-room dining.

•	Sports and entertainment venues—This segment includes multi-use sports and entertainment facilities that serve as the venue for major sports teams, music concerts and family events.

•	College campuses

We have increased our commercial retail footprint from 2,300 doors in 2007 to 7,000 doors in 2009 throughout 40 states. In addition, we sell our blended coffees and license our brand to Keurig, Inc. for sale and use in its K-Cup single serve line of business. Furthermore, through our Keurig licensing arrangement, we believe Caribou Coffee single-serve K-cups are found in an additional 17,000 doors across all 50 states and can be ordered from multiple “major retail” websites. Pursuant to our agreement with Keurig, we are not permitted to enter into arrangements with similar providers during the term of our agreement, with such agreement terminable upon one year’s notice by either party. Our commercial segment accounted for 11% of our total sales in the fiscal year ended January 3, 2010. During our fiscal year ended January 3, 2010, our commercial segment experienced sales growth of 54% compared to the prior fiscal year and has had average annual segment growth of 48% over the past three years. We are in the process of upgrading the packaging of our whole bean and ground coffee products in an effort to further position the appeal of our brand to customers in the marketplace.

Customers may also purchase our coffee and merchandise through our company website, which features similar designs as our coffeehouses, as well as community sharing forums. Our website allows us to provide our products to customers who may not have convenient access to our coffeehouses, or who simply prefer the ease and convenience that Internet purchasing offers. We also aim to increase our brand awareness in existing and potential markets through our online activities.

Franchising

International Franchising.  We believe that international franchising provides us with higher returns on investment, while significantly reducing the capital and infrastructure required to own and operate international coffeehouses. Our established international franchising program provides us with the capability to seek further expansion in international markets. The coffeehouse format we franchise to our two current franchisees in international markets mirrors our traditional Caribou coffeehouses in the United States. In general and consistent with our past practice, we will seek new franchisees that will enter into agreements to open a significant number of units in a geographic market. We have a director of operations who is responsible for overseeing our international franchising activities. We focus on franchisees with a flexible approach geared towards the best outcome for both parties.

In November 2004, we entered into a Master Franchise Agreement that provides for 250 coffeehouses to be opened through 2014 in 12 countries throughout the Middle East. We chose the Middle East region as our initial international expansion area based upon favorable demographics and demand for coffee and tea in that region and because we identified a strong local franchisee who we believe can help us expand in that region. In addition, we believed there was a growing market for American-branded coffeehouses in this region. We are also exploring franchising agreements with potential partners in Asia and other areas throughout the world and currently franchise seven coffeehouses in South Korea. Our current international franchising arrangements provide, and we would expect any future franchising arrangements to provide, for revenue to be provided to us through initial franchising fees, ongoing royalties and marketing fees and all start-up costs paid by the franchisee. Our license agreements also require the franchisee to operate coffeehouses in accordance with certain defined operating procedures, adhere to our established menus and meet applicable quality, service, health and cleanliness standards. A franchisee is also required to purchase coffee and other propriety and branded merchandise from us. If a license agreement provides that the franchisee may grant sublicenses, any subfranchisee will be subject to the same operational standards as the franchisee. Locations for coffeehouses opened under a license agreement are typically selected by the franchisee or its subfranchisees.

Domestic Franchising and Joint Ventures.  The coffeehouse format that we use when franchising domestically is typically a kiosk format. Although we currently primarily expand in the United States through company-operated coffeehouses, in certain circumstances we may franchise locations in the United States in order to gain access to attractive high traffic locations where we might not otherwise be able to lease space for a company-operated coffeehouse. For example, airports frequently require that tenants qualify as a disadvantaged business enterprise or lease a substantial minimum square footage.

We have instituted what we believe is a rigorous and disciplined approach to developing a pipeline to drive domestic franchising sales. The channels we are targeting include airports, business/industry, college/university, grocery, healthcare and lodging. We seek domestic franchising partners that have adequate financial resources, an established customer-facing interface and a track record of successful brand stewardship and awareness. We require that all of our franchised locations are operated in accordance with our defined operating procedures, adhere to our established menus and meet our quality, service, health and cleanliness standards. We also provide coffee and other proprietary and branded merchandise for all locations.

Sourcing and Supply

Our principal raw material is coffee beans, with approximately 31% of our cost of goods spend for green coffee beans in fiscal year 2009. Approximately 90% of our total costs of goods purchased are sourced through contracts that are managed by a team of eight sourcing professionals. We typically enter into supply contracts to purchase a pre-determined quantity of coffee beans at a fixed price per pound. These contracts with individual suppliers usually cover periods up to a year. As of October 3, 2010, we had commitments to purchase coffee beans at a total cost of $25.3 million, which, combined with green coffee bean inventory on hand, represents our anticipated coffee bean requirements for 2011. We have several processes for assuring the quality and price competitiveness of our raw materials, including commodity index monitoring, benchmarking, supplier business reviews, site visits and quality certification processes.

Our second largest raw material is dairy-related products. We obtain our dairy products from regional dairy suppliers. In our established markets, we generally have arrangements with a dairy supplier under which we purchase dairy products at fixed prices based upon the commodity price plus a percentage. Our contracts with all of our dairy suppliers fix the non-commodity portion of dairy costs such as processing and delivery. As of October 3, 2010, approximately 29.0% of our total expected dairy purchases through the fourth quarter of 2011 were hedged through dairy commodity futures contracts. In addition, our cocoa prices are fixed under a supply agreement with our vendor through the first quarter of 2011.

Marketing and Advertising

We employ marketing strategies to increase brand awareness, encourage trial and repeat purchases by educating potential customers about the distinctive qualities of the Caribou Coffee brand and promote repeat business by reinforcing positive experiences with our products. We rely on a mixture of marketing efforts that are tailored to the specific needs of particular markets or coffeehouses, while addressing multiple user segments concurrently, including:

•	point-of-purchase marketing, which encourages existing customers to try new products or services, such as our stored-value Caribou Cards;

•	website promotions and the use of social networking sites such as Facebook and Twitter, which provide a cost-efficient and relevant platform to reach a targeted demographic;

•	interactive outdoor campaigns, which reinforce our fun, “seize-the-day” mentality and promote brand awareness in local communities;

•	direct marketing, which includes mailings and email distributions that are cost-effective methods to reach potential new customers and encourage repeat visits from existing customers;

•	promotions and local store marketing, which allow us to alert our customers to new products, seasonal merchandise and coupon programs;

•	community initiatives, which generate favorable publicity and help build our brand; and

•	print advertising, which includes advertising in newspapers and other publications to attract new customers within a particular market.

In addition, we receive free marketing through word-of-mouth communication from our current customers who tell their friends and colleagues about their experiences with our products, environment and service.

We believe our commitment to a culture of social responsibility and sustainability increases our customers’ loyalty to the Caribou brand. We occasionally develop special blends or other products for specific marketing or community initiatives, such as our Amy’s Blend Coffee, a special blend that we sell during several weeks each year to commemorate one of our first roastmasters. We contribute a portion of the proceeds from sales of this blend, along with sales of related merchandise, to the National Breast Cancer Foundation. The Coca-Cola Company provides a matching contribution to the funds we donate. Furthermore, we have teamed up with Project 7, a cause-related company that donates 50% of their profits from sales of bottle water, mints and gum they supply to our coffeehouses to socially responsible causes. In addition, we place an enormous emphasis on being part of our local communities and are committed to a number of not-for-profit organizations with 5% of our operating profits going to charity and local community causes.

Employees

As of October 3, 2010, we employed a workforce of 5,726 people, approximately 1,516 of whom are considered full-time employees. None of our employees are represented by a labor union. We consider our relationship with our employees to be good.

Training and Employee Programs

We believe that our employees’ training and development is key to fulfilling our mission of creating coffeehouses that are “the community place I love” for every customer with each visit. Delivering excellent customer service is at the heart of our company. We instill a sense of purpose in all of our training practices to create a strong sense of commitment in our employees to deliver excellent customer service.

We have specific training and certification requirements for all new team members, including a combination of in-store training, classroom training, a training video and drink certification. In addition to requiring that all new team members be “drink certified,” we also require ongoing drink re-certifications for team members. This rigorous process helps ensure that all employees are executing our beverage recipes and standards accurately and consistently.

To ensure a consistency of experience, we require our franchisees to undergo training at one of our facilities prior to opening their first coffeehouse and to provide ongoing classroom and in-store training for their employees. Employees at franchised locations also go through the same certification process as team members at company-operated coffeehouses.

As we introduce new product offerings to our coffeehouses, we conduct training programs to assure team members are able to continue to deliver products to our customers with the same speed and efficiency, and at the same quality, as our core products. When we develop new products, we evaluate and adjust, if necessary, our people deployment procedures so that we can continue to provide the customer service and quality products that our guests expect.

We believe our training and employee programs enhance our employees’ job satisfaction and attract the job candidates that we aim to hire.

Competition

In our retail coffeehouse business, our primary competitors are other premium coffee shops. In all the markets in which we do business, there are numerous competitors in the premium coffee beverage business, and we expect this competition to continue. Starbucks is the premium coffeehouse segment leader with approximately 11,000 locations in the United States and approximately 6,000 locations internationally. Our other primary competitors are regional and local market coffeehouses, such as Dunn Brothers in the Minneapolis market. We also compete with numerous convenience stores, restaurants, coffee shops and street vendors, as well as with quick service restaurants, and recently, a number of quick service restaurants such as McDonald’s have more aggressively pursued the coffee beverage market. As we continue to expand our food offerings, we will compete with additional regional and local competitors with food offerings. We also compete with numerous retailers and restaurants for the best retail real estate locations for our coffeehouses.

In our commercial business, we compete directly against all other coffee brands in the marketplace with respect to our commercial segment. In our commercial business, we face competition from a number of large multi-national consumer product companies, including Kraft Foods Inc., Nestle Inc. and Proctor & Gamble, as well as regional premium coffee bean companies, some of which also operate premium coffeehouses. Competition in the premium coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the market.

We believe that consumers choose among premium coffeehouses based upon the quality and variety of the coffee and other products, atmosphere, convenience, customer service and, to a lesser extent, price. Although we believe consumers differentiate coffee brands based on freshness (as an element of coffee quality), to our knowledge, few significant competitors focus on craft roasting and product freshness in the same manner as Caribou Coffee. We spend significant resources to differentiate our customer experience, which is defined by our products, coffeehouse environment and customer service, from the offerings of our competitors.

We also face intense competition with regards to the expansion of our franchise program as the number of franchising alternatives for potential franchisees increases. We will continue to seek franchisees to operate coffeehouses under the Caribou Coffee brand in both domestic and international markets. We believe that our ability to recruit, retain and contract with qualified franchisees will be increasingly important to our operations as we expand. In combination with our high-quality products, unique coffeehouse environment and exceptional customer service, we believe that our innovative development of the “store within a store” kiosk program will allow us to differentiate ourselves from other franchise offerings.

Service Marks and Trademarks

We regard the Caribou Coffee brand and our related intellectual property and other proprietary rights as important to our success. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. We own several trademarks and service marks that have been registered with the U.S. Patent and Trademark Office, including Caribou Coffee, Reindeer Blend and other product-specific names. We have applications pending with the U.S. Patent and Trademark Office for a number of additional marks, including Amy’s Blend and Mahogany. We have registered or made application to register one or more of our marks in a number of foreign countries and expect to continue to do so in the future as we expand internationally. There can be no assurance that we can obtain the registration for the marks in every country where registration has been sought.

Our ability to differentiate the Caribou Coffee brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks. We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.

Seasonality

Historically, we have experienced increased sales in our fourth fiscal quarter due to the holiday season. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, quarterly operating results should not be relied upon as indications of our future performance.

Governmental Regulation

Our coffee roasting operations and our coffeehouses are subject to various governmental laws, regulations and licenses relating to health and safety, building and land use, and environmental protection. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our roasting facility is subject to state and local air quality and emissions regulations. We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations. Our activities are also subject to the American with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new coffeehouse locations, or could materially and adversely affect the operation of existing coffeehouses.

Management

The following table sets forth certain information concerning the individuals who are our directors and executive officers, with ages as of December 1, 2010:

Name	Age	Position

Michael Tattersfield	44	President and Chief Executive Officer, Director
Timothy J. Hennessy	49	Chief Financial Officer
Henry J. Suerth	64	Senior Vice President of Commercial Business
Daniel J. Hurdle	45	Senior Vice President of Operations
Alfredo V. Martel	45	Senior Vice President of Marketing
Dan E. Lee	54	Senior Vice President General Counsel and Secretary
Karen E. McBride-Raffel	45	Vice President of Human Resources
Kip R. Caffey(1)(2)	54	Director
Michael J. Coles	66	Director
Wallace B. Doolin(1)(2)(3)	64	Director
Gary A. Graves(1)(3)	51	Non-executive Chairman
Charles L. Griffith	56	Director
Charles H. Ogburn	55	Director
Sarah Palisi Chapin(2)(3)	48	Director
Philip H. Sanford(1)(2)(3)	56	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

Michael Tattersfield has served as our President and Chief Executive Officer since August 2008. Previously, Mr. Tattersfield was with lululemon athletica, inc. (“lulu”), a yoga-inspired athletic apparel company, where he served as Chief Operating Officer and Executive Vice President from 2006 to 2008. Prior to joining lulu, Mr. Tattersfield served as Vice President Store Operations for Limited Brands, Inc. (“Limited Brands”), an operator of specialty stores that sell apparel, personal care, beauty and lingerie products, from 2005 to 2006. Prior to joining Limited Brands, Mr. Tattersfield was with YUM! Brands, Inc., the world’s largest restaurant company in terms of system restaurants.

Timothy J. Hennessy has served as our Chief Financial Officer since September 2008. Previously, Mr. Hennessy was with Carlson Wagonlit Travel (“Carlson Wagonlit”), a European-based leading travel management company, where he served as Chief Financial Officer and Executive Vice President from 2001 to 2007, Chief Financial Officer of America and Vice President from 1999 to 2000 and Group Controller from 1997 to 1999. Prior to joining Carlson Wagonlit, Mr. Hennessy served as Director of Acquisitions and Strategic Planning for Carlson Companies (“Carlson”), a large private company providing travel, hotel, restaurant, cruise and marketing services directly to consumers, corporations and government entities, from 1994 to 1996. Prior to joining Carlson, Mr. Hennessy was with Deloitte & Touche LLP, an audit, consulting, financial advisory, risk management and tax services firm, from 1983 to 1992.

Henry J. Suerth has served as our Senior Vice President of Commercial Business since April 2009. Mr. Suerth was with Starbucks Coffee Company where he served as Senior Vice President of Business Alliances. Mr. Suerth has also held roles as President and CEO of Infinity Systems, a global audio company; CEO of Recoton Corporation’s multi brand home audio business, as well as general management roles at Ethan Allen, the Cahners Exposition Group and FMC Corporation. Mr. Suerth also managed his own Connecticut-based management consulting company, Decision Resources, for six years.

Daniel J. Hurdle has been with the Company since October 2008 and currently serves as our Senior Vice President of Retail Operations and Product Management. Previously, Mr. Hurdle was the Senior Vice President of North American Field Operations for Weight Watchers. From 2006 to 2008 Mr. Hurdle was Senior Vice President of Strategy & Business Development for Washington Mutual. Mr. Hurdle also held various leadership roles with Starbucks Coffee Company where he was Vice President, Existing Stores Portfolio from 2005 to 2006; Vice President, Retail Food Business from 2002 to 2005; and Vice President, Strategy and Chief of Staff to the President North America from 2001 to 2002.

Alfredo V. Martel has served as our Senior Vice President of Marketing since October 2008 and has responsibility for our brand and product strategy and marketing activities. Previously, Mr. Martel was employed by KFC USA, Yum! Brands where he held a variety of marketing positions and was most recently the Director of Field and Multicultural Marketing from April 2004 until October 2008. Mr. Martel has experience in sales and marketing with various consumer packaged goods companies such as Clairol and The Andrews Jergens Co.

Dan E. Lee has served as our General Counsel, Vice President and Secretary since August 2005 and Senior Vice President since November 2009. Prior to joining the Company, Mr. Lee served as an attorney for MoneyGram International, Inc., a global payment services company, from April 2005 to July 2005. From 1988 to 2004, Mr. Lee worked with Carlson Companies, Inc., a large private company in the hospitality, marketing and travel industries. From 2003 to 2004, he was Executive Vice President, Program Manager and Associate General Counsel for CW Government Travel, a part of the travel operations of Carlson Companies responsible for soliciting and managing travel for U.S. government departments. From 1988 to 2003, he was Associate General Counsel and Assistant Secretary for Carlson Companies.

Karen E. McBride-Raffel has served as our Vice President of Human Resources since June 2003 and as our Senior Director of Field Human Resources from March 2000 through May 2003. Prior to that time she held various other positions with us since joining us in 1995, including Human Resource Manager and Director of Human Resources.

Kip R. Caffey has served as a director since October 2005. Mr. Caffey is the Co-Managing Partner of Cary Street Partners, LLC, an investment banking and wealth management firm, where he has been a partner since July 2004. From July 1999 to March 2004, Mr. Caffey was employed by SunTrust Robinson Humphrey and its predecessor firm, The Robinson-Humphrey Company, Inc., where he was Senior Managing Director and co-head of Investment Banking.

Michael J. Coles has served as a director since June 2007. He previously served as our Chief Executive Officer from June 2003 until November 2007 and as the Chairman of our Board from July 2005 to November 2007. From June 2003 until March 2007, Mr. Coles served as our President. From September 2009 to present, Mr. Coles has been the Executive Chairman and President of onboard media group, LLC and advertising company as well as the Chief Executive Officer of Boardwalk Investment Group, LLC a restaurant operator. From 1987 until 2003, Mr. Coles served on the Board of Charter Bank & Trust, of which he was a founder, and from 1998 to 2001, Mr. Coles was Chairman of the Board. From 1999 through 2003, Mr. Coles was a consultant and private investor providing strategic and management advice to a number of private companies and served on the Boards of several not-for-profit organizations.

Wallace B. Doolin has served as a director since October 2005. Mr. Doolin is the founder and Chairman of Black Box Intelligence, a restaurant industry business intelligence company, since January 2009 and is the Vice Chairman of ESP Systems a hospitality technology company since June 2008. Mr. Doolin was the Chairman of the Board of Directors of Buca, Inc., an owner and operator of full service restaurants, from November 2004 to September 2008. Mr. Doolin is also the former Chief Executive Officer and President of Buca, Inc. From May 2002 to October 2004, Mr. Doolin was Chief Executive Officer, President and a board member of La Madeleine de Corps, Inc., a French restaurant and bakery company.

Gary A. Graves has served as our Non-Executive Chairman since November 2007 and as a director since August 2007. Since November 2008, he has been an independent consultant with Huntley, Mullaney, Spargo & Sullivan, a real estate restructuring company. From February 2007 to November 2008, Mr. Graves was the Chief Executive

Officer of American Laser Centers, Inc. From August 2002 to January 2007, Mr. Graves served as President and Chief Executive Officer for La Petite Academy, a preschool educational facility.

Charles L. Griffith has served as a director since July 2005. Mr. Griffith has been an Executive Director of Arcapita Bank B.S.C. (c) since February 2005. Prior to joining Arcapita, Mr. Griffith served Johns Manville, a Berkshire Hathaway company as a Group President and Electronic Data Systems Corporation as an Executive Vice President as well as serving as a McKinsey and Company consultant.

Charles H. Ogburn has served as a director since January 2003. Mr. Ogburn was an Executive Director of Arcapita Bank B.S.C. (c) from March 2001 to July 2010. Prior to joining Arcapita, Mr. Ogburn spent more than 15 years at the investment banking firm of The Robinson-Humphrey Company, Inc., most recently as Senior Managing Director and co-head of Investment Banking. Mr. Ogburn currently serves on the Board of Directors of Crawford & Company, an insurance claims management and related services provider.

Sarah Palisi Chapin has served as a director since August 2007. Since March 2009, she has been the Chief Executive Officer of Hail Merry Snacks, a manufacturer and marketer of raw, vegan and gluten-free snacks. Ms. Palisi Chapin was a founding partner in The Chain Gang, a restaurant investment consultancy and advisory practice, from December 2004 to January 2009. From 1995 to 2003, Ms. Palisi Chapin was Chief Executive Officer of Enersyst Development Center, a research and development, intellectual property, food and technology incubator, and from 2002 to 2003 Ms. Palisi Chapin served as Chair. She currently serves on the board of directors of Hail Merry Snacks and PrimeSource Foodservice Equipment, a global restaurant equipment distribution company.

Philip H. Sanford has served as a director since April 2009. Since January 2009, Mr. Sanford has been the President and Chief Operating Officer of Value Place, LLC, an extended stay hotel chain. From August 2003 to present, Mr. Sanford has been the Principal of Port Royal Holdings, LLC, a private equity firm. From July 1997 to August 2003, he was the Chairman and Chief Executive Officer of The Krystal Company, the owner, operator and franchisor of quick-service restaurants. Mr. Sanford was the Chairman of the Compensation Committee and Lead Director of Chattem, Inc., a publicly traded marketer and manufacturer of over-the-counter healthcare products, toiletries and dietary supplements, until the sale of the company in March 2010.

Selling Shareholder

We have registered shares of our common stock for sale by the selling shareholder named below. The selling shareholder will pay all expenses and all underwriting fees, discounts and commissions incurred with respect to this offering, except that we will bear the costs, expenses and fees for the services of our independent public accounting firm and any Securities and Exchange Commission filing fees in connection with the registration and sale of the shares. The following table sets forth:

•	the number and percent of shares of our common stock that the selling shareholder beneficially owned prior to the offering of the shares under this prospectus supplement;

•	the number of shares of our common stock that may be offered hereby; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling shareholder after the offering of the shares.

This table is prepared solely based on information supplied to us by the selling shareholder and assumes no exercise of the underwriters’ over-allotment option. The applicable percentages of beneficial ownership are based on an aggregate of 20,041,873 shares of our common stock issued and outstanding on December 1, 2010, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Prior to Offering		Being	After Offering
Selling Shareholder	Number	Percent	Offered	Number	Percent

Caribou Holding Company Limited	11,672,245	58.2%	5,000,000	6,672,245	33.3%

Beneficial Ownership of Directors and Executive Officers

The following table sets forth information as of March 18, 2010 concerning the beneficial ownership of common stock of (i) our directors, (ii) our named executive officers and (iii) all current directors and executive officers as a group. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to shares beneficially owned.

	Amount and Nature
Name and Address of Beneficial Owner	of Beneficial Ownership		Percent of Class(1)

Michael J. Coles(2)	292,822	(2)	1.5%
Kip R. Caffey(3)	32,750	(3)	*
Wallace B. Doolin(4)	23,750	(4)	*
Charles L. Griffith(5)	9,000		*
Gary Graves(6)	28,336	(5)	*
Charles H. Ogburn(7)	86,364		*
Sarah Palisi Chapin(8)	13,300	(6)	*
Philip H. Sanford(9)	7,500	(7)	*
Michael J. Tattersfield	436,928	(8)	2.2%
Timothy J. Hennessy	124,774	(9)	*
Henry J. Suerth	30,483		*
All current directors and executive officers as a group (11 persons)	1,086,007		5.4%

*	Less than 1%

(1)	Based on 20,041,371 shares of Common Stock outstanding on March 18, 2010.

(2)	Includes 18,180 shares subject to options exercisable within 60 days of February 12, 2010.

(3)	Includes 13,750 shares subject to options exercisable within 60 days of February 12, 2010.

(4)	Includes 13,750 shares subject to options exercisable within 60 days of February 12, 2010.

(5)	Includes 15,000 shares subject to options exercisable within 60 days of February 12, 2010.

(6)	Includes 5,000 shares subject to options exercisable within 60 days of February 12, 2010.

(7)	Includes 2,500 shares subject to options exercisable within 60 days of February 12, 2010.

(8)	Includes 125,000 shares subject to options exercisable within 60 days of February 12, 2010.

(9)	Includes 68,750 shares subject to options exercisable within 60 days of February 12, 2010.

Description of Capital Stock

As of December 1, 2010, there were 20,041,873 shares of common stock outstanding, which were held by 6,377 shareholders of record.

The following description of our capital stock summarizes the material provisions of our articles of incorporation, our bylaws and applicable Minnesota law and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus supplement forms a part, and by the provisions of applicable Minnesota law.

Common Stock

Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. In accordance with Minnesota law, the shareholders will take action by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business and (b) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except for the election of directors and except where Minnesota law or any provision of our articles of incorporation require a larger proportion or number. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present. There is no cumulative voting for the election of directors. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. Subject to the participation rights of any holders of preferred stock, the holders of our common stock would be entitled to receive a pro rata amount per share of any remaining distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 20,000,000 shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Potential Anti-takeover Effect of Minnesota Law and Our Articles of Incorporation and Bylaws

Provisions of Minnesota law and of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us.

We are governed by the provisions of Sections 302A.675 and 302A.673 of the Minnesota Business Corporations Act, which are anti-takeover laws.

Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class, unless the corporation’s shareholders are provided a reasonable opportunity to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee comprised solely of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the acquisition of shares that results in the shareholder becoming an “interested shareholder” is approved by a committee of disinterested members of our board of directors before the shareholder becomes an “interested shareholder.”

Under our articles of incorporation, we are not subject to Section 302A.671 of the Minnesota Business Corporations Act, which generally provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner.

As described above, our articles of incorporation allow our board of directors to issue up to 20,000,000 shares of preferred stock with rights or preferences that could impede the success of any hostile takeover or delay a change in control of change in our management.

Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Our bylaws also provide that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders or by the written consent of all the shareholders entitled to vote on that action. In addition, under Minnesota law, the right of shareholders to call special meetings of shareholders is limited to a shareholder or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by at least 25% of the voting power of all shares entitled to vote. Our bylaws require the advance notice of shareholders’ nominations for the election of directors and business to be brought before a meeting of shareholders. Furthermore, our bylaws provide that during a director’s term, the director may only be removed by the shareholders for cause by a majority vote of the shares present at a duly held shareholders’ meeting and entitled to vote at an election of directors.

NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “CBOU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Material United States Federal Income Tax Considerations for Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax considerations relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that acquire our common stock in this offering and hold the common stock as a capital asset.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a partnership and is not any of the following for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax considerations to you in light of your particular circumstances. In addition, it does not address the U.S. federal tax considerations to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a bank or other financial institution, insurance company, broker or dealer in securities, tax-exempt organization, foreign government or agency, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a person who holds our common stock in a straddle or as part of a hedging, conversion or constructive sale transaction). Except where noted, this summary does not address any U.S. taxes other than U.S. federal income tax. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the purchase, ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we were to pay cash dividends in the future on our common stock, they would be subject to U.S. federal income tax in the manner described below.

Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be applied against and reduce a non-U.S. holder’s tax basis in our common stock, to the extent thereof, and any excess will be treated as capital gain realized on the sale or other disposition of the common stock and subject to tax in the manner described below under “—Gain on Disposition of Common Stock.”

Distributions paid to a non-U.S. holder of our common stock that constitute dividends under the rules described above generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) with respect to dividends received on our common stock, generally will be required to (i) complete IRS Form W-8BEN (or an acceptable substitute form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) subject to certain exceptions, we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the holder is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Effective for payments made after December 31, 2012, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such withholding taxes. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

Underwriting

Under the terms and subject to the conditions to be set forth in an underwriting agreement dated December 15, 2010 by and among us, the selling shareholder and Jefferies & Company, Inc., as representative of the several underwriters, the selling shareholder has agreed to sell to the underwriters and the underwriters have severally agreed to purchase from the selling shareholder, the number of shares indicated in the table below:

Underwriter	Number of Shares

Jefferies & Company, Inc.	2,500,000
Robert W. Baird & Co. Incorporated	1,000,000
William Blair & Company, L.L.C.	1,000,000
Craig-Hallum Capital Group LLC	500,000

Total	5,000,000

Jefferies & Company, Inc., Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. are acting as joint book-running managers of this offering, Craig-Hallum Capital Group LLC is acting as co-manager, and Jefferies & Company, Inc. is acting as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholder have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares being offered.

Commission and Expenses

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.32175 per share. After the offering, the initial public offering price and the concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by the selling shareholder as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price and the underwriting discount that the selling shareholder is to pay the underwriters and the proceeds, before expenses, to the selling shareholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without	With	Without	With
	Option to Purchase	Option to Purchase	Option to Purchase	Option to Purchase
	Additional Shares	Additional Shares	Additional Shares	Additional Shares

Public offering price	$9.75	$9.75	$48,750,000	$56,062,500
Underwriting discount paid by the selling shareholder	$0.53625	$0.53625	$2,681,250	$3,083,437
Proceeds to the selling shareholder, before expenses	$9.21375	$9.21375	$46,068,750	$52,979,062

We estimate expenses payable by us and the selling shareholder in connection with this offering, other than the underwriting discount referred to above, will be approximately $100,000 and $400,000, respectively.

Listing

Our common stock trades on the NASDAQ Global Market under the symbol “CBOU.”

Option to Purchase Additional Shares

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 750,000 additional shares at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus supplement.

No Sales of Similar Securities

We, and our executive officers and directors, and the selling shareholder, Caribou Holding Company Limited, have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of the common shares on and including the 135 days after the date of this prospectus supplement in respect of Caribou Holding Company Limited and 90 days after the date of this prospectus supplement in respect of us, and our executive officers and directors. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 135-day or 90-day period, as applicable, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in this offering. The underwriters may close out any short position by purchasing shares in the open market or exercising their over-allotment option.

A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we, nor any of the underwriters, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, none of we or any of the underwriters makes any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which they may receive customary fees. In the course of its businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement and the accompanying prospectus are directed only at (1) persons outside the United Kingdom or (2) persons who:

(a)	are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b)	are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c)	to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus supplement and the accompanying prospectus have not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus supplement and the accompanying prospectus do not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement, the accompanying prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus supplement, the accompanying prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal Matters

The validity of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Dan E. Lee, Senior Vice President, General Counsel and Secretary. As of November 16, 2010, Mr. Lee beneficially owned 74,437 shares of our common stock (which amount includes 48,463 shares that are subject to options or are otherwise forfeitable but which Mr. Lee is deemed to own pursuant to Rule 13d-3 under the Exchange Act). Certain other legal matters in connection with this offering will be passed upon for us by King & Spalding LLP. King & Spalding LLP also represents Arcapita from time to time. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at January 3, 2010 and December 28, 2008 and for the years then ended included in this prospectus supplement and included in our Annual Report on Form 10-K for the year ended January 3, 2010, which is incorporated by reference in this prospectus and elsewhere in the registration statement, as set forth in their report. Our financial statements and schedule are included and incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Caribou Coffee Company, Inc. and Affiliates

We have audited the accompanying consolidated balance sheets of Caribou Coffee Company, Inc. and Affiliates (A Majority Owned Subsidiary of Caribou Holding Company Limited) (the Company) as of January 3, 2010 and December 28, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caribou Coffee Company, Inc. and Affiliates (A Majority Owned Subsidiary of Caribou Holding Company Limited) as of January 3, 2010 and December 28, 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, in 2009 the Company changed its presentation of noncontrolling interests with the adoption of FASB statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51, (codified in FASB Accounting Standards Codification (ASC) Topic 810, Consolidation) effective December 29, 2008.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
March 26, 2010

Caribou Coffee Company, Inc. and Affiliates
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

Consolidated Balance Sheets

	January 3,	December 28,
	2010	2008
	In thousands except
	per share data

Current assets:
Cash and cash equivalents	$23,578	$11,060
Accounts receivable (net of allowance for doubtful accounts of $3 and $72 at January 3, 2010 and December 28, 2008, respectively)	5,887	5,311
Other receivables (net of allowance for doubtful accounts of $128 and $76 at January 3, 2010 and December 28, 2008, respectively)	1,268	916
Income tax receivable	193	60
Inventories	13,278	10,218
Prepaid expenses and other current assets	1,546	881

Total current assets	45,750	28,446
Property and equipment, net of accumulated depreciation and amortization	47,135	60,312
Restricted cash	605	327
Other assets	237	487

Total assets	$93,727	$89,572

Current liabilities:
Accounts payable	$9,042	$8,229
Accrued compensation	6,296	6,241
Accrued expenses	7,563	8,317
Deferred revenue	8,747	9,473

Total current liabilities	31,648	32,260
Asset retirement liability	1,120	1,035
Deferred rent liability	7,955	9,245
Deferred revenue	2,072	2,538
Income tax liability	156	486

Total long term liabilities	11,303	13,304
Commitments and contingencies
Equity:
Caribou Coffee Company, Inc. Shareholders’ equity
Preferred stock, par value $.01, 20,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $.01, 200,000 shares authorized; 19,814 and 19,371 shares issued and outstanding at January 3, 2010 and December 28, 2008, respectively	198	194
Additional paid-in capital	126,770	125,222
Accumulated other comprehensive loss	(7)	—
Accumulated deficit	(76,341)	(81,479)

Total Caribou Coffee Company, Inc. shareholders’ equity	50,620	43,937
Noncontrolling interest	156	71

Total equity	50,776	44,008

Total liabilities and equity	$93,727	$89,572

See accompanying notes.

Caribou Coffee Company, Inc. and Affiliates
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

Consolidated Statements of Operations

	Years Ended
	January 3,	December 28,
	2010	2008
	In thousands except per share data

Coffeehouse sales, net	$227,224	$229,092
Commercial and franchise sales, net	35,315	24,807

Net sales	262,539	253,899
Cost of sales and related occupancy costs	115,886	109,632
Operating expenses	99,498	100,309
Opening expenses	24	230
Depreciation and amortization	14,102	24,928
General and administrative expenses	27,145	29,145
Closing expense and disposal of assets	343	5,113

Operating income (loss)	5,541	(15,458)
Other income (expense):
Interest income	26	25
Interest expense	(261)	(810)

Income (loss) before (benefit) provision for income taxes	5,306	(16,243)
(Benefit) provision for income taxes	(246)	36

Net income (loss)	5,552	(16,279)
Less: Net income attributable to noncontrolling interest	414	63

Net income (loss) attributable to Caribou Coffee Company, Inc.	$5,138	$(16,342)

Net income (loss) per share:
Basic net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders per share	$0.26	$(0.84)

Diluted net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders per share	$0.26	$(0.84)

Basic weighted average number of shares outstanding	19,443	19,371

Diluted weighted average number of shares outstanding	20,000	19,371

See accompanying notes.

Caribou Coffee Company, Inc. and Affiliates
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

Consolidated Statements of Changes in Shareholders’ Equity

					Accumulated
	Common Stock		Additional		Other
	Number of		Paid-In	Noncontrolling	Comprehensive	Accumulated
	Shares	Amount	Capital	Interest	Loss	Deficit	Equity
	In thousands

Balance, December 30, 2007	19,371	$194	$124,232	$144	$—	$(65,137)	$59,433
Net income (loss)	—	—	—	63	—	(16,342)	(16,279)
Share based compensation	—	—	753	—	—	—	753
Shareholder contribution	—	—	237	—	—	—	237
Distribution of noncontrolling interest	—	—	—	(136)	—	—	(136)

Balance, December 28, 2008	19,371	194	125,222	71	—	(81,479)	44,008
Net income	—	—	—	414	—	5,138	5,552
Changes in fair value of derivative financial instruments	—	—	—	—	(7)	—	(7)

Comprehensive income							$5,545

Share based compensation	—	—	1,049	—	—	—	1,049
Options exercised	105	1	587	—	—	—	588
Restricted shares issued	338	3	(3)	—	—	—	—
Distribution of noncontrolling interest	—	—	—	(309)	—	—	(309)
Purchase of noncontrolling interest	—	—	(85)	(20)	—	—	(105)

Balance, January 3, 2010	19,814	$198	$126,770	$156	$(7)	$(76,341)	$50,776

See accompanying notes.

Caribou Coffee Company, Inc. and Affiliates
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

Consolidated Statements of Cash Flows

	Years Ended
	January 3,	December 28,
	2010	2008
	In thousands

Operating activities
Net income (loss) attributable to Caribou Coffee Company, Inc.	$5,138	$(16,342)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,180	27,139
Amortization of deferred financing fees	141	459
Noncontrolling interest	414	63
Provision for closing expense and asset disposals	218	665
Shareholder contribution	—	237
Stock-based compensation	1,049	753
Non cash accretion expense	85	46
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(1,061)	(1,461)
Inventories	(3,060)	11
Prepaid expenses and other assets	(525)	978
Accounts payable	813	(1,421)
Accrued expenses and other liabilities	(2,606)	(3,275)
Deferred revenue	(1,192)	(831)

Net cash provided by operating activities	15,594	7,021
Investing activities
Payments for property and equipment	(2,969)	(5,933)
Proceeds from the disposal of property	28	253
(Increase) Decrease in restricted cash	(278)	84

Net cash used in investing activities	(3,219)	(5,596)
Financing activities
Distribution of noncontrolling interest	(309)	(136)
Purchase of noncontrolling interest	(105)	—
Issuance of common stock	588	—
Payment of debt financing fees	(31)	(115)
Proceeds from short term borrowings	—	3,000
Repayments of short term borrowings	—	(3,000)

Net cash provided (used) by financing activities	143	(251)

Increase in cash and cash equivalents	12,518	1,174
Cash and cash equivalents at beginning of year	11,060	9,886

Cash and cash equivalents at end of year	$23,578	$11,060

Supplemental disclosure of cash flow information
Cash paid (received) during the year for:
Interest	$130	$351
Income taxes	225	(12)
Accrual for leasehold improvements, furniture, and equipment	$81	$4

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Summary of Significant Accounting Policies

Description of Business

Caribou Coffee Company, Inc. and Affiliates (“Caribou” or the “Company”) is a specialty retailer of high-quality coffees, teas, bakery goods, and related merchandise. The Company is a majority-owned subsidiary of Caribou Holding Company Limited. As of January 3, 2010, the Company had 534 coffeehouses, including 121 franchised locations, located in Minnesota, Illinois, Ohio, Michigan, North Carolina, Georgia, Maryland, Wisconsin, Virginia, Pennsylvania, Iowa, Colorado, North Dakota, South Dakota, Kansas, Missouri, Nevada, Indiana, Nebraska, Washington, D.C and international markets.

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of Caribou Coffee Company, Inc., affiliates that it controls and a third party finance company (which exists for purposes of the Company’s revolving credit facility) where the Company is the primary beneficiary in a variable interest entity. The affiliates are Caribou MSP Airport, a partnership in which the Company owns a 49% interest and that operates six coffeehouses, and Caribou Coffee Development Company, Inc., a licensor of Caribou Coffee branded coffeehouses. The Company controls the daily operations of Caribou Coffee Development Company, Inc. and accordingly consolidates their results of operations. The Company provided a loan to its partner in Caribou MSP Airport for all of the partner’s equity contribution to the venture. Consequently, the Company bears all the risk of loss but does not control all decisions that may have a significant effect on the success of the venture. Therefore, the Company consolidates the Caribou MSP Airport, as it is the primary beneficiary in this variable interest entity. Prior to December 31, 2008, the Company owned a 50% interest in Caribou Ventures, L.L.C (“Ventures”), a partnership that operated one coffeehouse. On December 31, 2008, the Company purchased the outstanding 50% interest in Ventures for $0.1 million. Prior to December 31, 2008, because the Company controlled the daily operations of Ventures, the results of operations were consolidated. All material intercompany balances and transactions between Caribou Coffee Company, Inc. and Caribou Ventures, L.L.C., Caribou MSP Airport, Caribou Coffee Development Company, Inc. and the third party finance company have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Fiscal Year End

The Company’s fiscal year ends on the Sunday closest to December 31. Fiscal years 2009 and 2008 include 53 and 52 weeks, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The fair values of the Company’s financial instruments, which include cash and cash equivalents, approximate their carrying values. The Company places its cash with high quality FDIC-insured financial institutions. Credit losses have not been significant.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment is stated on the basis of cost less accumulated depreciation. The Company capitalizes direct costs associated with the site selection and construction of new coffeehouses, including direct internal payroll and payroll related costs. The Company did not have any of these capitalized costs during the year ended January 3, 2010 and capitalized approximately $0.2 million of such costs during the year ended December 28, 2008. These costs are amortized over the lease terms of the underlying leases. Depreciation of property and equipment is computed using the straight-line method over the assets’ estimated useful lives of two to 20 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related initial lease term, excluding renewal option terms, which is generally five to ten years, unless it is reasonably assured that the renewal option term is going to be exercised.

The Company has certain asset retirement obligations, primarily associated with leasehold improvements, whereby at the end of a lease, the Company is contractually obligated to remove such leasehold improvements in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is estimated based on a number of assumptions requiring management’s judgment, including store closing costs and discount rates, and is accreted to its projected future value over time. The capitalized asset is depreciated using the estimated useful life for depreciation of leasehold improvement assets. Upon satisfaction of the asset retirement obligation conditions, any difference between the recorded asset retirement obligation liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Company’s financial statements in the period incurred.

Total asset retirement obligation expense in fiscal 2009 and fiscal 2008 was less than $0.1 million and $0.2 million, respectively, and is included in costs of sales and related occupancy costs and depreciation and amortization. As of January 3, 2010 and December 28, 2008, the Company’s net asset retirement obligation asset included in property, plant and equipment, net of accumulated depreciation and amortization, was $0.0 million and $0.1 million, respectively, while the Company’s net asset retirement obligation liability included in asset retirement liability was $1.1 million and $1.0 million, respectively.

Deferred Financing Fees

The Company capitalized the costs incurred in acquiring its revolving credit facility and included the costs as a component of other assets. The costs are being amortized over the life of the agreement on a straight-line basis.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock Compensation

The Company maintains stock option plans, which provide for the granting of non-qualified stock options to officers and key employees and certain non-employees. Stock options have been granted at exercise prices equal to the fair market value of the Company’s common stock as of the dates of grant. Options vest generally over four years and expire ten years from the grant date.

The Company recognizes expense related to the fair value of our stock-based compensation awards. The estimated grant date fair value of each stock-based award is recognized in income on a straight line basis over the requisite service period (generally the vesting period). The estimated fair value of stock options are calculated using the Black-Scholes option-pricing model. The estimated fair value of restricted stock is calculated using the trading value of the underlying stock on the date of the grant. Stock-based compensation expense for fiscal years 2009 and 2008, totaled approximately $1.0 million and $0.8 million, respectively.

Coffeehouse Preopening and Closing Expenses

Costs incurred in connection with start-up and promotion of new coffeehouse openings are expensed as incurred. When a coffeehouse is closed, the remaining carrying amount of property and equipment, net of expected recovery value, is charged to operations. For coffeehouses under operating lease agreements, the estimated liability under the lease is also accrued.

Revenue Recognition

The Company recognizes retail coffeehouse sales for products and services when payment is tendered at the point of sale. Sales tax collected from customers is presented net of amounts expected to be remitted to various tax jurisdictions. Accordingly, sales taxes have no effect on the Company’s reported net sales in the accompanying statements of operations.

Revenue from the sale of products to commercial, franchise or on-line customers is recognized when ownership and price risk of the products are legally transferred to the customer, which is generally upon the shipment of goods. Revenues include any applicable shipping and handling costs invoiced to the customer, and the expense of such shipping and handling costs is included in cost of sales.

The Company sells stored value cards of various denominations. Cash receipts related to stored value card sales are deferred when initially received and revenue is recognized when the card is redeemed and the related products are delivered to the customer. Such amounts are classified as a current liability on the Company’s consolidated balance sheets. The Company will honor all stored value cards presented for payment; however, the Company has determined that the likelihood of redemption is remote for certain card balances due to long periods of inactivity. In these circumstances, to the extent management determines there is no requirement for remitting balances to government agencies under unclaimed property laws, card and certificate balances may be recognized in the consolidated statements of operations. The Company uses the redemption recognition method and recognizes the estimated value of abandoned cards as a percentage of every stored value card redeemed and includes the amount in coffeehouse sales. Such amounts represent the Company’s experience regarding unused balances related to stored value cards redeemed. The Company excludes stored value card balances sold in jurisdictions which require remittance of unused balances to government agencies under unclaimed property laws.

Territory development fees and initial franchise fees are recognized upon substantial performance of services for a new territory or coffeehouse, which is generally upon the opening of a new coffeehouse. Royalties based upon a

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

percentage of reported sales are recognized on a monthly basis when earned. Cash payments received in advance for territory development fees or initial franchise fees are recorded as deferred revenue until earned.

All revenues are recognized net of any discounts, returns, allowances and sales incentives, including coupon redemptions and rebates. The Company periodically participates in trade-promotion programs such as shelf price reductions and consumer coupon programs that require the Company to estimate and accrue the expected cost of such programs. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities based on historical experience and management’s judgment at the end of each period for the estimate expenses incurred, but unpaid for these programs.

Advertising

Advertising costs are expensed as incurred. Production costs for radio and television advertising are expensed when the commercials are initially aired. Advertising expenses aggregated approximately $8.3 million and $5.6 million, for the years ended January 3, 2010 and December 28, 2008, respectively.

Operating Leases and Rent Expense

Certain of the Company’s lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the initial lease term and renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in “accrued expenses” and “deferred rent liability” in the consolidated balance sheets. Contingent rents, including those based on a percentage of retail sales over stated levels, and rental payment increases based on a contingent future event are accrued over the respective contingency periods when the achievement of such targets or events are deemed to be probable by the Company.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. The Company’s recognition of an uncertain tax position is dependent on whether or not that position is more likely than not of being sustained upon audit by the relevant taxing authority. If an uncertain tax position is more likely than not of being sustained, the position must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

Net Income (Loss) Per Share

Basic net income (loss) per share was computed based on the weighted average number of shares of common stock outstanding. Diluted net income (loss) per share was computed based on the weighted average number of shares of common stock outstanding plus the impact of potentially dilutive shares, if any.

2.	Impairments, Coffeehouse Closings and Asset Disposals

Based on an operating cash flow analysis performed throughout the year combined with operational judgment on the future potential of individual coffeehouses, the Company commits to a plan to close unprofitable coffeehouses.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the coffeehouse assets are deemed to be impaired, the Company records a charge to reduce the carrying value of the property and equipment to estimated fair value. There were no impairment charges taken in fiscal year 2009. In fiscal year 2008 the Company recorded depreciation expense of $7.5 million for the impairment of 37 coffeehouses.

Upon closing of the coffeehouses, the Company will accrue for estimated lease commitments and other expenses associated with the closings. The Company also writes off the carrying value of property and equipment that is abandoned or disposed of in connection with coffeehouse remodels, coffeehouse relocations or general property and equipment impairment.

Closing and disposal charges consist of the following (in thousands, except coffeehouse numbers):

	Years Ended
	January 3,	December 28,
	2010	2008

Coffeehouse closures	1	25

Amount charged to operations for closed coffeehouses:
Lease costs associated with lease termination cash impact	$125	$4,448
Lease reserve—non cash impact	202	(175)
Net book value of closed coffeehouse property and equipment	16	840

Coffeehouse closing expense and disposal of assets	$343	$5,113

A summary of the activity in the lease exit accrual and management severance accrual is as follows (in thousands):

	Balance at	Additions
	Beginning of	Charged to	Deductions	Balance at
Year Ended:	Year	Expense	From Reserves	End of Year

January 3, 2010
Exit costs	$222	$327	$96	$453
Severance	716	—	716	—

Total	$938	$299	$784	$453

December 28, 2008
Exit costs	$467	$4,273	$4,518	$222
Severance	1,353	1,780	2,417	716

Total	$1,820	$3,004	$3,886	$938

The Company completed a reorganization of general and administrative departments and eliminated some positions during fiscal year 2008. The severance costs related to these actions was $1.8 million and was included in general and administrative expense. All related severance amounts were paid in fiscal 2009. In 2007, the Company’s CEO resigned his position and received a lump sum severance benefit of $1.4 million which was paid in fiscal 2008.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Recent Accounting Pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of ASC.

In September 2006, the FASB issued accounting guidance which defines fair value, provides guidance for measuring fair value in GAAP and expands disclosures about fair value measurements. On December 31, 2007, the Company adopted these accounting rules for financial assets and liabilities. The Company adopted the provisions related to non-financial assets and liabilities on December 29, 2008. The adoption of these accounting rules did not have a material impact on the Company’s consolidated statement of operations, cash flows or financial position.

In December 2007, the FASB issued guidance establishing new standards that govern the accounting for and reporting of noncontrolling interests in partially owned subsidiaries. The Company adopted these accounting rules on December 29, 2008 and has accordingly retroactively applied the presentation and disclosure requirements for the existing noncontrolling interest for all periods presented.

In March 2008, the FASB issued revised guidance requiring enhanced disclosures about an entity’s derivative instruments and hedging activities. The Company adopted these accounting rules on December 29, 2008. See Note 5 for the new disclosures.

In May 2009, the FASB issued guidance intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new accounting rule is effective for fiscal years and interim periods ended after June 15, 2009. The Company adopted this standard effective June 28, 2009. See Note 9 for subsequent event disclosure.

In June 2009, the FASB issued guidance which amends certain ASC concepts related to consolidation of variable interest entities. Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The Company will adopt this guidance in its first annual and interim reporting periods beginning January 4, 2010. The Company has not determined the impact that this guidance may have on its financial statements.

4.	Restricted Cash

At January 3, 2010 and December 28, 2008, cash of $0.6 million and $0.3 million, respectively, was pledged as collateral on outstanding letters of credit related to lease commitments and was classified as restricted cash in the consolidated balance sheets.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Derivative Financial Instruments

The Company evaluates various strategies in managing its exposure to market-based risks, such as entering into hedging transactions to manage its exposure to fluctuating dairy commodity prices.

The Company records all derivatives on the consolidated balance sheets at fair value. For those cash flow hedges that have been designated and qualify as an effective accounting hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (“OCI”) and subsequently reclassified into net earnings when the hedged exposure affects net income. For those cash flow hedges that are not designated or do not qualify as an effective accounting hedge, the entire derivative gain or loss is recorded in earnings as incurred.

As of January 3, 2010, the Company had accumulated net derivative losses of $7 thousand in other comprehensive income, all of which pertains to hedging instruments that will be realized within 12 months and will also continue to experience fair value changes before affecting earnings. Based on notional amounts, as of January 3, 2010, the Company had dairy commodity futures contracts representing approximately 348 thousand gallons. The Company’s cash flow derivative instruments contain credit-risk-related contingent features. At January 3, 2010, the Company, in the normal course of business, has not posted any collateral related to these contingent features.

The following table presents the fair values of derivative instruments on the consolidated balance sheets as of January 3, 2010 and December 28, 2008 (in thousands):

		Fair Value	Fair Value
		January 3, 2010	December 28, 2008

Derivatives designated as hedging instruments
Contract Type	Balance Sheet Location
Cash flow commodity hedges	Accrued expenses	$7	$—

Derivatives not designated as hedging instruments
Contract Type	Balance Sheet Location
Cash flow commodity hedges	Accrued expenses	—	303

Total derivatives		$7	$303

The following table presents the effect of derivative instruments on the consolidated financial statements for the years ended January 3, 2010 and December 28, 2008 (in thousands):

	Gain/(Loss) Recognized in OCI		Gain/(Loss) Reclassified into Earnings
	January 3,	December 28,	January 3,	December 28,
Contract type	2010	2008	2010	2008

Cash flow commodity hedges(1)	$(72)	$—	$(65)	$—

(1)	There was no material ineffectiveness during the periods presented

During the years ended January 3, 2010 and December 28, 2008, the Company recognized $0.2 million and $0.3 million in losses, respectively, related to commodity hedges not designated as hedging instruments. The recognized losses related to commodity hedges not designated as hedging instruments and commodity hedges

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designated as hedging instruments are recorded in the consolidated statements of operations as costs of goods sold and related occupancy expenses.

6.	Fair Value Measurements

Generally Accepted Accounting Principles defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table presents the financial assets and liabilities measured at fair value on a recurring basis as of January 3, 2010 (in thousands):

	Total
	January 3, 2010	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$23,578	$23,578	$—	$—
Liabilities:
Derivatives	$7	$7	$—	$—

The following table presents the financial assets and liabilities measured at fair value on a recurring basis as of December 28, 2008 (in thousands):

	Total
	December 28, 2008	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$11,060	$11,060	$—	$—
Liabilities:
Derivatives	$303	$303	$—	$—

Cash and cash equivalents include cash held at FDIC-insured financial institutions and highly liquid money market funds. The fair value of cash equivalents is determined using quoted market prices in active markets for identical assets, thus they are considered to be Level 1 instruments.

Derivative assets consist of commodity futures contracts. Where applicable, the Company uses quoted prices in an active market for identical derivative assets and liabilities that are traded in exchanges. These derivative liabilities are included in Level 1.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Inventories

Inventories consist of the following (in thousands):

	January 3,	December 28,
	2010	2008

Coffee	$5,615	$4,652
Merchandise held for sale	4,029	2,843
Supplies	3,634	2,723

	$13,278	$10,218

At January 3, 2010 the Company had fixed price inventory purchase commitments, primarily for green coffee, aggregating approximately $15.1 million. These commitments are for less than one year.

8.	Property and Equipment

Property and equipment consist of the following (in thousands):

	January 3,	December 28,
	2010	2008

Leasehold improvements	$87,515	$87,499
Furniture, fixtures, and equipment	112,661	110,724

	200,176	198,223
Less accumulated depreciation and amortization	(153,041)	(137,911)

	$47,135	$60,312

Depreciation expense on furniture, fixtures and equipment and amortization expense on leasehold improvements totaled $16.2 million and $27.1 million for the years ended January 3, 2010 and December 28, 2008, respectively, of which $1.0 million, is included in cost of sales and related occupancy costs for both years and $1.1 million and $1.3 million, respectively, are included in general and administrative expense on the Company’s statements of operations.

9.	Revolving Credit Facility

The Company maintains a sale leaseback arrangement with a third party finance company whereby from time to time the Company sells equipment to the finance company, and, immediately following the sale, it leases back all of the equipment it sold to such third party. The Company does not recognize any gain or loss on the sale of the assets. The maximum amount of equipment the Company can sell and leaseback is $9.0 million and the expiration of the agreement is June 30, 2010. Annual rent payable under the lease arrangement is equal to the amount outstanding under the lease financing arrangement multiplied by the applicable Federal Funds effective rate plus a specified margin or the lenders prime rate plus a specified margin.

The finance company funds its obligations under the lease financing arrangement through a revolving credit facility that it entered into with a commercial lender. The terms of the revolving credit facility are economically equivalent to the lease financing arrangement such that the amount of rent payments and unpaid acquisition costs under the

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lease financing arrangement are at all times equal to the interest and principal under the revolving credit facility. The Company consolidates the third party finance company as the Company is the primary beneficiary in a variable interest entity due to the terms and provisions of the lease financing arrangement. Accordingly, the Company’s consolidated balance sheets include all assets and liabilities of the third party finance company under the captions property and equipment and revolving credit facility, respectively. The Company’s consolidated statements of operations include all the operations of the finance company including all interest expense related to the revolving credit facility. Notwithstanding this presentation, the Company’s obligations are limited to its obligations under the lease financing arrangement and the Company has no obligations under the revolving credit facility. The third party finance company was established solely for the purpose of facilitating the Company’s sale leaseback arrangement. The finance company does not have any other assets or liabilities or income and expense other than those associated with the revolving credit facility. At January 3, 2010 and December 28, 2008, there was no property and equipment leased under this arrangement. The lease financing arrangement has been structured to be consistent with Shari’ah principles.

The terms of the sale leaseback agreement contain certain financial covenants and limitations on the amount used for expansion activities based on EBITDA, leverage ratios, and interest coverage ratios of the Company. The Company is liable for a commitment fee on any unused portion of the facility. The unused portion of the facility aggregated $9.0 million at January 3, 2010. The commitment fee varies between 0.375% to 0.5% based on outstanding borrowing and financial covenants.

Unamortized deferred financing fees capitalized on the balance sheet totaled less than $0.1 million and $0.2 million as of January 3, 2010 and December 28, 2008, respectively. Amortization expense on deferred financing fees totaled $0.1 million and $0.5 million for the years ended January 3, 2010 and December 28, 2008, respectively.

On February 19, 2010, the Company entered into a new three year credit facility, structured similarly to the Shari’ah compliant facility described above. The amount available under the new agreement is $25.0 million, consisting of $15.0 million immediately available and an option to increase the amount available by an additional $10.0 million under terms to be mutually agreed. Interest payable under the new revolving credit facility is equal to the amount outstanding under the facility multiplied by the applicable LIBOR rate plus a specified margin.

10.	Equity and Stock Based Compensation

The Company maintains stock compensation plans which provide for the granting of non-qualified stock options and restricted stock to officers and key employees and certain non-employees. Stock options have been granted at prices equal to the fair market values as of the dates of grant. Options vest generally in four years and expire in ten years from the grant date. Upon the exercise of an option, new shares of stock are issued by the Company. The Company’s share-based compensation expense for fiscal years 2009 and 2008, were $1.0 million and $0.8 million, respectively.

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the stock is sold over the exercise price of the options. The Company reports excess tax benefits from the award of equity instruments as financing cash flows in the Consolidated Statements of Cash Flows when a deduction reported for tax return purposes for an award of equity instruments exceeds the cumulative compensation cost for the instruments recognized for financial reporting purposes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The per share weighted-average fair value of stock options granted during the years ended January 3, 2010 and December 28, 2008 was $1.19 and $1.10, respectively, on the date of grant using the Black-Scholes option-pricing model to estimate fair value of share-based awards with the following weighted average assumptions:

	Years Ended
	January 3,	December 28,
	2010	2008

Expected dividend yield	0%	0%
Weighted average risk free interest rate	1.91%	2.95%
Expected life	5 years	5 years
Volatility	61%-65%	31%-59%

The Company uses historical information to estimate the volatility of its share price and employee terminations in its valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is estimated based on historical exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

At January 3, 2010, there was $1.0 million of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 2.4 years.

Stock option activity during the years indicated is as follows (in thousands, except per share and life data):

		Weighted	Weighted
	Number of	Average	Average
Options Outstanding	Shares	Exercise Price	Contract Life

Outstanding, December 30, 2007	2,571	$7.46	6.47 Yrs
Granted	1,236	$2.29
Exercised	—
Forfeited	(1,356)	$6.90

Outstanding, December 28, 2008	2,451	$5.16	7.89 Yrs

Granted	10	$2.22
Exercised	(105)	$5.59
Forfeited	(660)	$7.67

Outstanding, January 3, 2010	1,696	$4.27	7.54 Yrs

Options vested and expected to vest at January 3, 2010	1,696	$4.27	7.54 Yrs

Options vested at January 3, 2010	778	$6.04	6.42 Yrs

Options granted to employees are exercisable according to the terms of each agreement, usually four years. At January 3, 2010 and December 28, 2008, 0.8 million options outstanding were exercisable with weighted average exercise prices of $6.04 and $7.67, respectively. At January 3, 2010 and December 28, 2008, 2.6 million and 2.8 million shares, respectively, of the Company’s common stock were reserved for issuance related to stock options and restricted stock

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

awards. During the fiscal year ended January 3, 2010, the total intrinsic value of stock options exercised was $0.2 million and the gross amount of proceeds the Company received from the exercise of stock options was $0.6 million. During the fiscal year ended December 28, 2008 no stock options were exercised. During the fiscal years ended January 3, 2010 and December 28, 2008, the total fair value of options vested was $0.7 million and $0.6 million, respectively.

The following table summarizes information about stock options outstanding at January 3, 2010 (in thousands, except per share and life data):

	Options Outstanding			Options Exercisable
	Number of	Weighted Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$ 1.06 - $ 4.08	1,097	8.63 years	$2.23	274	$2.24
$ 4.09 - $ 6.56	88	4.79 years	$5.82	64	$5.75
$ 6.57 - $ 9.04	393	5.60 years	$7.46	325	$7.37
$ 9.05 - $11.52	73	5.70 years	$9.82	70	$9.84
$11.53 - $14.00	45	5.75 years	$14.00	45	$14.00

Total	1,696	7.54 years	$4.27	778	$6.04

Restricted stock activity during the year is as follows (in thousands, except per share and life data):

		Weighted
		Average
Non-vested shares outstanding	Shares	Fair Value

Balance, December 28, 2008	150	$2.86
Granted	188	$7.60
Vested	(38)	$2.86

Balance January 3, 2010	300	$5.83

Restricted stock awards granted to employees vest according to the terms of each agreement, usually four years. At January 3, 2010, there was $1.6 million of unrecognized compensation cost related to non-vested restricted shares granted to employees. The cost is expected to be recognized over a weighted average period of 3.5 years. The total fair value of the shares vested during the year ended January 3, 2010 was $0.1 million.

11.	Leasing Arrangements and Commitments

The Company leases retail coffeehouses, roasting and distribution facilities and office space under operating leases expiring through March 2021. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense under these lease agreements, excluding real estate taxes, common area charges and insurance, was as follows (in thousands):

	Years Ended
	January 3,	December 28,
	2010	2008

Minimum rentals	$19,678	$25,327
Contingent rentals	1,837	2,029

	21,515	27,356
Less sublease rentals	(546)	(729)

	$20,969	$26,627

Minimum future rental payments under these agreements as of January 3, 2010 are as follows (in thousands):

2010	$20,555
2011	18,783
2012	16,601
2013	14,129
2014	11,299
Thereafter	19,632

$100,999

Total future minimum sublease rental income is $2.0 million.

12.	Income Taxes

The (benefit) provision for income taxes consists of the following (in thousands):

	Years Ended
	January 3,	December 28,
	2010	2008

U.S. Federal	$(286)	$—
State	40	36

	$(246)	$36

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the differences between income taxes computed at the U.S. Federal statutory tax rate and the Company’s income tax (benefit) provision is as follows (in thousands):

	Years Ended
	January 3,	December 28,
	2010	2008

Tax at U.S. Federal statutory rate	$1,663	$(5,549)
Tax at blended State statutory rate net of federal benefit	304	(794)
Permanent differences	32	30
Changes in valuation allowance	(2,449)	6,378
Decrease to reserve for tax contingencies	(330)	(42)
Deferred tax adjustment	519	—
Other, net	15	13

	$(246)	$36

Net operating loss carryforwards totaled $30.4 million at January 3, 2010. The net operating loss carryforwards will begin to expire in 2023, if not utilized. Additional equity offerings or certain changes in control in future years may further limit the Company’s ability to utilize carryforwards. After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance against its deferred income tax assets at January 3, 2010 and December 28, 2008 due to the uncertainty of realizing such deferred income tax assets.

Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income taxes. The tax effects of temporary differences that give rise to significant portions of the Company’s deferred income tax assets (liabilities) are as follows (in thousands):

	January 3,	December 28,
	2010	2008

Depreciation	$11,676	$9,985
Deferred rent on leases	(452)	(180)
Net operating loss carryforwards	11,871	15,043
Coffeehouse closing and asset reserves	154	75
Accrued expenses	1,722	2,316
Deferred revenue	1,232	1,350
Other	610	1,018
State deferred (excluding state loss carryforwards)	2,641	2,296

Gross deferred income tax assets	29,454	31,903
Less deferred income tax asset valuation allowance	(29,454)	(31,903)

Net deferred income tax assets	$—	$—

At January 3, 2010, the Company had $2.9 million of total unrecognized tax benefits, of which $0.2 million, if recognized, could have a favorable impact on the effective income tax rate in future periods. This determination

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

could be affected if the Company were to change its position with respect to recognizing income tax benefits for future deductions. A reconciliation of the beginning and ending amount of unrecognized tax benefits as of January 3, 2010 and December 28, 2008 was as follows (in thousands):

	Year Ended
	January 3,	December 28,
	2010	2008

Beginning balance	$3,238	$3,401
Current year positions	—	43
Expiration of statute of limitations	(377)	(206)

Ending balance	$2,861	$3,238

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits related to the timing of certain occupancy deductions could decrease in the range of $0.1 million to $0.2 million during the next 12 months due to the closure of tax years by expiration of the statute of limitations.

For federal purposes, tax years prior to 2003 are closed for assessment purposes; however, the years remain open to examination as a result of net operating losses being generated and carried forward into future years. Tax years in which a net operating loss was generated will remain open for examination until the statute of limitations will close on tax years utilizing net operating loss carryforward to reduce the tax due. Generally, the statute of limitations will close on tax years utilizing net operating loss carryforwards three years subsequent to the utilization of net operating losses. For state purposes, the statute of limitations remains open in a similar manner for states where the Company generated net operating losses.

13.	Related Party Transactions

During fiscal year 2008 the Company’s majority shareholder contributed management consulting and research services with a value of $0.2 million. Since the Company was the primary beneficiary of these services, it included the amount in general and administrative expense and recorded a corresponding increase to additional paid-in capital.

14.	Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan for substantially all employees. Amounts expensed for company contributions to the plan aggregated approximately $0.1 million for the year ended January 3, 2010. The Company did not make a contribution for the year ended December 28, 2008.

15.	Master Franchise Agreement

In November 2004, the Company entered into a Master Franchise Agreement with a franchisee. The agreement provides the franchisee the right to develop, subfranchise or operate 250 Caribou Coffee coffeehouses in 12 Middle Eastern countries. The Agreement expires in November 2012 and provides for certain renewal options.

In connection with the agreement, the franchisee paid the Company a nonrefundable deposit aggregating $3.3 million. In addition to the deposit, the franchisee is obligated to pay the Company $20 thousand per franchised/subfranchised coffeehouse (initial franchise fee) opened for the first 100 Caribou Coffee Coffeehouses

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and $15 thousand for each additional franchised/subfranchised coffeehouse opened (after the first 100). The agreement provides for $5 thousand of the initial deposit received by the Company to be applied against the initial franchise fee as discussed herein. Monthly royalty payments ranging from 3%-5% of gross sales are also due to the Company.

The Company included $2.0 million and $2.3 million of the deposit related to this agreement in long term liabilities as deferred revenue and $0.5 million and $0.3 million in current liabilities as deferred revenue as of January 3, 2010 and December 28, 2008, respectively. The current portion of deferred revenue represents the franchise fees for the coffeehouses estimated to be opened during the subsequent twelve months per the development schedule in the Master Franchise Agreement. The initial deposit will be amortized into income on a pro rata basis along with the initial franchise fee payments received in connection with the execution of the franchise or subfranchise agreements at the time of the coffeehouse opening. At January 3, 2010, there were 64 coffeehouses operating under this Agreement. The franchisee and certain owners of the franchisee also own indirect interests in Caribou Holding Company Limited.

The Company deferred certain costs in connection with the Master Franchise Agreement of which $0.1 million were included other assets at January 3, 2010 and December 28, 2008. These costs include the direct costs for training franchisees, establishing a logistics and distribution network to supply product to franchisees, related travel and legal costs. These costs are direct one-time charges incurred by the Company associated with the start up of the Master Franchise Agreement. These costs will be deferred until the related revenue is recognized when the coffeehouse is opened.

16.	Net Income (loss) Per Share

Basic and diluted net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders per share for years ended January 3, 2010 and December 28, 2008, were as follows (in thousands, except per share data):

	January 3,	December 28,
	2010	2008

Net income (loss) attributable to Caribou Coffee Company, Inc.	$5,138	$(16,342)

Weighted average common shares outstanding — basic	19,443	19,371
Dilutive impact of stock-based compensation	557	—

Weighted average common shares outstanding — dilutive	20,000	19,371

Basic net income (loss) per share	$0.26	$(0.84)
Diluted net income (loss) per share	$0.26	$(0.84)

For fiscal 2009 and 2008, 0.6 million and 2.4 million stock options, respectively, were excluded from the calculation of shares applicable to diluted net income (loss) per share because their inclusion would have been anti-dilutive.

17.	Commitments and Contingencies

On July 26, 2005, three of the Company’s former employees filed a lawsuit against us in the State of Minnesota District Court for Hennepin County seeking monetary and equitable relief from us under the Minnesota Fair Labor Standards Act, or the Minnesota FLSA, the federal FLSA and state common law. The suit primarily alleged that the Company misclassified its retail coffeehouse managers as exempt from the overtime provisions of the Minnesota FLSA and the federal FLSA and that these managers are therefore entitled to overtime compensation

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for each week in which they worked more than 40 hours from May 2002 to the present with respect to the claims under the federal FLSA and for weeks in which they worked more than 48 hours from May 2003 to the present with respect to the claims under the Minnesota FLSA. Plaintiffs sought payment of allegedly owed and unpaid overtime compensation, liquidated damages, interest and among other things, attorney’s fees and costs.

On February 1, 2008, the Company entered into a Stipulation of Settlement (the “Stipulation”) to settle the lawsuit. The Stipulation provides for a gross settlement payment of $2.7 million, plus the employer’s share of payroll taxes. A partial settlement payment of $1.8 million was made in the first quarter of 2008 and the final settlement payment of $1.0 million was made in the first quarter of 2009.

In addition, from time to time, the Company becomes involved in certain legal proceedings in the ordinary course of business. The Company does not believe that any such ordinary course legal proceedings to which it is currently a party will have a material adverse effect on its financial position or results of operations.

18.	Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for decision making purposes. We have three reportable operating segments: retail, commercial and franchise. “Unallocated corporate” includes expenses pertaining to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments. All of the segment sales are from external customers.

Retail Coffeehouses

The Company’s retail segment represents 86.5% and 90.2% of total net sales for fiscal years 2009 and 2008, respectively. The retail segment operated 413 company-operated coffeehouses located in 16 states and the District of Columbia as of January 3, 2010. The coffeehouses offer customers high-quality premium coffee and espresso-based beverages, and also offer specialty teas, baked goods, whole bean coffee, branded merchandise and related products.

Commercial

The Company’s commercial segment represents 10.5% and 7.1% of total net sales for fiscal years 2009 and 2008, respectively. The commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers.

Franchise

The Company’s franchise segment represents 2.9% and 2.7% of total net sales for fiscal years 2009 and 2008, respectively. The franchise segment sells franchises to operate Caribou Coffee branded coffeehouses to domestic and international franchisees. As of January 3, 2010, there were 121 franchised coffeehouses in U.S and international markets.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below presents information by operating segment for the fiscal years noted (in thousands):

Fiscal 2009

				Unallocated
	Retail	Commercial	Franchise	Corporate	Total

Net sales	$227,224	$27,577	$7,738	$—	$262,539
Costs of sales and related occupancy costs	93,027	18,515	4,344	—	115,886
Operating expenses	94,569	3,819	1,110	—	99,498
Opening expenses	—	—	24	—	24
Depreciation and amortization	14,053	44	5	—	14,102
General and administrative expenses	7,994	—	—	19,151	27,145
Closing expense and disposal of assets	357	—	—	(14)	343

Operating income (loss)	$17,224	$5,199	$2,255	$(19,137)	$5,541

Identifiable assets	$39,089	$186	$64	$7,796	$47,135
Net capital expenditures	$2,046	$100	$56	$844	$3,046

Fiscal 2008

				Unallocated
	Retail	Commercial	Franchise	Corporate	Total

Net sales	$229,092	$17,927	$6,880	$—	$253,899
Costs of sales and related occupancy costs	94,568	11,296	3,768	—	109,632
Operating expenses	96,535	2,258	1,516	—	100,309
Opening expenses	181	—	49	—	230
Depreciation and amortization	24,899	32	(3)	—	24,928
General and administrative expenses	9,564	—	—	19,581	29,145
Closing expense and disposal of assets	5,016	—	—	97	5,113

Operating (loss) income	$(1,671)	$4,341	$1,550	$(19,678)	$(15,458)

Identifiable assets	$50,822	$130	$12	$9,348	$60,312
Net impairment	$7,460	$—	$—	$—	$7,460
Net capital expenditures	$3,941	$—	$—	$1,896	$5,837

All of the Company’s assets are located in the United States and less than 1% of the Company’s consolidated sales come from outside the United States. No customer accounts for 10% or more of the Company’s sales.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	Selected Quarterly Financial Data (Unaudited) (in thousands except per share data)

	Fiscal Quarters
Year Ended January 3, 2010	First	Second	Third	Fourth

Net sales	$60,380	$62,954	$62,739	$76,466
Cost of sales and related occupancy costs	26,272	27,317	27,849	34,448
Operating income	376	1,405	686	3,074
Net income attributable to Caribou Coffee Company, Inc.	346	1,168	654	2,970
Net income attributable to Caribou Coffee Company, Inc. per share
Basic	0.02	0.06	0.03	0.15
Diluted	0.02	0.06	0.03	0.15

	Fiscal Quarters
Year Ended December 28, 2008	First	Second	Third	Fourth

Net sales	$61,757	$63,183	$60,910	$68,049
Cost of sales and related occupancy costs	26,213	27,004	26,992	29,423
Operating (loss) income	(5,853)	(2,282)	(8,684)	1,361
Net (loss) income attributable to Caribou Coffee Company, Inc.	(6,406)	(2,432)	(8,766)	1,262
Net (loss) income attributable to Caribou Coffee Company, Inc. per share
Basic	(0.33)	(0.13)	(0.45)	0.07
Diluted	(0.33)	(0.13)	(0.45)	0.07

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at	Additions
	Beginning of	Charged to	Deductions from		Balance at
Years Ended:	Year	Expense	reserves		End of Year
	(In thousands)

January 3, 2010
Allowance for doubtful accounts	$72	$19	$88	(1)	$3
Deferred income tax asset valuation allowance	$31,903	$—	$2,449		$29,454
December 28, 2008
Allowance for doubtful accounts	$8	$117	$53	(1)	$72
Deferred income tax asset valuation allowance	$25,525	$6,378	$—		$31,903

(1)	Deductions represent the write-off of accounts deemed uncollectible.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 3,	September 27,	October 3,	September 27,
	2010	2009	2010	2009
		(In thousands, except for per share amounts) (Unaudited)

Coffeehouse sales	$56,626	$54,479	$169,974	$162,637
Commercial and franchise sales	13,547	8,260	36,134	23,436

Total net sales	70,173	62,739	206,108	186,073
Cost of sales and related occupancy costs	32,701	27,849	94,651	81,438
Operating expenses	25,130	24,426	75,159	71,684
Depreciation and amortization	3,099	3,465	9,271	10,776
General and administrative expenses	7,421	6,313	21,563	19,708

Operating income	1,822	686	5,464	2,467
Other income (expense):
Interest income	9	10	19	17
Interest expense	(63)	(68)	(234)	(189)

Income before provision for (benefit from) income taxes	1,768	628	5,249	2,295
Provision for (benefit from) income taxes	32	(140)	(106)	(182)

Net income	1,736	768	5,355	2,477
Less: Net income attributable to noncontrolling interest	129	114	289	309

Net Income attributable to Caribou Coffee Company, Inc.	$1,607	$654	$5,066	$2,168

Basic net income attributable to Caribou Coffee Company, Inc. common shareholders per share	$0.08	$0.03	$0.26	$0.11

Diluted net income attributable to Caribou Coffee Company, Inc. common shareholders per share	$0.08	$0.03	$0.25	$0.11

Basic weighted average number of shares outstanding	19,610	19,470	19,599	19,418

Diluted weighted average number of shares outstanding	20,710	20,169	20,540	19,830

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	October 3,	January 3,
	2010	2010
	(In thousands, except per share amounts) (Unaudited)

Assets
Current assets:
Cash and cash equivalents	$10,018	$23,578
Accounts receivable (net of allowance for doubtful accounts of $3 at October 3, 2010 and January 3, 2010)	9,130	5,887
Other receivables (net of allowance for doubtful accounts of $202 and $128 at October 3, 2010 and January 3, 2010, respectively)	1,806	1,268
Income tax receivable	102	193
Inventories	31,182	13,278
Prepaid expenses and other current assets	1,085	1,546

Total current assets	53,323	45,750
Property and equipment, net of accumulated depreciation and amortization	42,228	47,135
Restricted cash	605	605
Other assets	403	237

Total assets	$96,559	$93,727

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$10,350	$9,042
Accrued compensation	6,821	6,296
Accrued expenses	6,476	7,563
Deferred revenue	5,847	8,747

Total current liabilities	29,494	31,648
Asset retirement liability	1,176	1,120
Deferred rent liability	6,716	7,955
Deferred revenue	2,072	2,072
Income tax liability	2	156

Total long term liabilities	9,966	11,303
Equity:
Caribou Coffee Company, Inc. Shareholders’ equity:
Preferred stock, par value $.01, 20,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $.01, 200,000 shares authorized; 20,042 and 19,814 shares issued and outstanding at October 3, 2010 and January 3, 2010, respectively	200	198
Additional paid-in capital	127,964	126,770
Accumulated other comprehensive income (loss)	21	(7)
Accumulated deficit	(71,275)	(76,341)

Total Caribou Coffee Company, Inc. shareholders’ equity	56,910	50,620
Noncontrolling interest	189	156

Total equity	57,099	50,776

Total liabilities and equity	$96,559	$93,727

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(in thousands)

					Accumulated
	Common Stock		Additional		Other
	Number of		Paid-In	Noncontrolling	Comprehensive	Accumulated
	Shares	Amount	Capital	Interest	Income (loss)	Deficit	Equity

Balance, January 3, 2010	19,814	$198	$126,770	$156	$(7)	$(76,341)	$50,776
Net income	—	—	—	289	—	5,066	5,355
Changes in fair value of derivative financial instruments	—	—	—	—	28	—	28
Comprehensive income							$5,383

Share based compensation	—	—	967	—	—	—	967
Options exercised	45	—	302	—	—	—	302
Restricted shares issued, net of cancellations	193	2	(2)	—	—	—	—
Distribution of noncontrolling interest	—	—	—	(256)	—	—	(256)
Stock repurchase	(10)	—	(73)	—	—	—	(73)

Balance, October 3, 2010	20,042	$200	$127,964	$189	$21	$(71,275)	$57,099

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Thirty-Nine Weeks Ended
	October 3,	September 27,
	2010	2009
	(In thousands)
	(Unaudited)

Operating activities
Net income attributable to Caribou Coffee Company, Inc.	$5,066	$2,168
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	10,748	12,360
Amortization of deferred financing fees	121	99
Noncontrolling interest	289	309
Stock-based compensation	967	664
Other	(185)	73
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(3,690)	(469)
Inventories	(17,904)	(2,240)
Prepaid expenses and other assets	472	241
Accounts payable	284	1,545
Accrued expenses and other liabilities	(1,501)	(2,250)
Deferred revenue	(2,900)	(3,918)

Net cash (used) provided by operating activities	(8,233)	8,582
Investing activities
Payments for property and equipment	(5,024)	(845)
Proceeds from the disposal of property	22	36

Net cash used in investing activities	(5,002)	(809)
Financing activities
Distribution of noncontrolling interest	(256)	(195)
Purchase of noncontrolling interest	—	(105)
Issuance of common stock	302	584
Payment of debt financing fees	(298)	(31)
Stock repurchase	(73)	—

Net cash (used) provided by financing activities	(325)	253

(Decrease) increase in cash and cash equivalents	(13,560)	8,026
Cash and cash equivalents at beginning of period	23,578	11,060

Cash and cash equivalents at end of period	$10,018	$19,086

Supplemental disclosure of cash flow information
Noncash financing and investing transactions:
Accrual for leasehold improvements, furniture and equipment	$1,024	$—

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

The “Company” and “Caribou” refer to Caribou Coffee Company, Inc. and its affiliates, collectively.

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments considered necessary for the fair presentation of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of the Company’s results of operations, financial position and cash flows. These condensed consolidated financial statements should be read in conjunction with the year-end consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K (File No. 000-51535).

Principles of Consolidation

The Company’s condensed consolidated financial statements include the accounts of Caribou Coffee Company, Inc., affiliates that it controls and a third party finance company (which exists for purposes of the Company’s revolving credit facility, as described in the Company’s Annual Report on Form 10-K) where the Company is the primary beneficiary in a variable interest entity. The affiliates are Caribou MSP Airport, a partnership in which the Company owns a 49% interest and that operates six coffeehouses, and Caribou Coffee Development Company, Inc., a licensor of Caribou Coffee branded coffeehouses. The Company controls the daily operations of Caribou Coffee Development Company, Inc. and accordingly consolidates their results of operations. The Company provided a loan to its partner in Caribou MSP Airport for all of the partner’s equity contribution to the venture. Consequently, the Company bears all the risk of loss but does not control all decisions that may have a significant effect on the success of the venture. Therefore, the Company consolidates the Caribou MSP Airport, as it is the primary beneficiary in this variable interest entity. All material intercompany balances and transactions between Caribou Coffee Company, Inc., Caribou MSP Airport and Caribou Coffee Development Company, Inc. and the third party finance company have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Fiscal Year End

The Company’s fiscal year ends on the Sunday falling nearest to December 31. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year. Fiscal year 2009 included 53 weeks. Each fiscal quarter reported herein consists of two four-week months and one five-week month.

The Company’s sales are somewhat seasonal, with the fourth quarter accounting for the highest sales volumes. Operating results for the thirteen week period ended October 3, 2010 are not necessarily indicative of future results that may be expected for the year ending January 2, 2011.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

2.	Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes retail coffeehouse sales for products and services when payment is tendered at the point of sale. Sales tax collected from customers is presented net of amounts to be remitted to various tax jurisdictions. Accordingly, sales taxes have no effect on the Company’s reported net sales in the accompanying statements of operations.

Revenue from the sale of products to commercial, franchise or on-line customers is recognized when ownership and price risk of the products are legally transferred to the customer, which is generally upon the shipment of goods. Revenues include any applicable shipping and handling costs invoiced to the customer, and the expense of such shipping and handling costs is included in cost of sales.

The Company sells stored value cards of various denominations. Cash receipts related to stored value card sales are deferred when initially received and revenue is recognized when the card is redeemed and the related products are delivered to the customer. Such amounts are classified as a current liability on the Company’s condensed consolidated balance sheets. The Company will honor all stored value cards presented for payment; however, the Company has determined that the likelihood of redemption is remote for certain card balances due to long periods of inactivity. In these circumstances, to the extent management determines there is no requirement for remitting balances to government agencies under unclaimed property laws, card and certificate balances may be recognized in the consolidated statements of operations. The Company uses the redemption recognition method and recognizes the estimated value of abandoned cards as a percentage of every stored value card redeemed and includes the amount in coffeehouse sales. Such amounts represent the Company’s experience regarding unused balances related to stored value cards redeemed. The Company excludes stored value card balances sold in jurisdictions which require remittance of unused balances to government agencies under unclaimed property laws.

Territory development fees and initial franchise fees are recognized upon substantial performance of services for a new territory or coffeehouse, which is generally upon the opening of a new coffeehouse. Royalties based upon a percentage of reported sales are recognized on a monthly basis when earned. Cash payments received in advance for territory development fees or initial franchise fees are recorded as deferred revenue until earned.

All revenues are recognized net of any discounts, returns, allowances and sales incentives, including coupon redemptions and rebates. The Company periodically participates in trade-promotion programs such as shelf price reductions and consumer coupon programs that require the Company to estimate and accrue the expected cost of such programs. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities based on historical experience and management’s judgment at the end of each period for the estimated expenses incurred, but unpaid for these programs

Operating Leases and Rent Expense

Certain of the Company’s lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the initial lease term and renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in “accrued expenses” and “deferred rent liability” in the consolidated balance sheets. Contingent rents, including those based on a percentage of retail sales over stated levels, and rental payment increases based on a contingent future event are accrued over the respective contingency periods when the achievement of such targets or events are deemed to be probable by the Company.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

3.	Recent Accounting Pronouncements

In June 2009, the FASB issued guidance which amends certain ASC concepts related to consolidation of variable interest entities. Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity.

The Company adopted this guidance on January 4, 2010. The adoption of this guidance did not have a material impact on its financial statements.

4.	Derivative Financial Instruments

The Company evaluates various strategies in managing its exposure to market-based risks, such as entering into hedging transactions to manage its exposure to fluctuating dairy commodity prices.

The Company records all derivatives on the condensed consolidated balance sheets at fair value. For those cash flow hedges that have been designated and qualify as an effective accounting hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (“OCI”) and subsequently reclassified into net earnings when the hedged exposure affects net income. For those cash flow hedges that are not designated or do not qualify as an effective accounting hedge, the entire derivative gain or loss is recorded in earnings as incurred.

As of October 3, 2010, the Company had accumulated net derivative gains of less than $0.1 million in prepaid expenses and other current assets. As of January 3, 2010, the Company had accumulated net derivative losses of less than $0.1 million in OCI and in accrued expenses. The gains and losses pertain to derivatives designated as cash flow hedging instruments that will be realized within 12 months and will also continue to experience fair value changes before affecting earnings. Based on notional amounts, as of October 3, 2010 the Company had dairy commodity futures contracts representing approximately nine hundred fifty thousand gallons. The Company’s cash flow derivative instruments contain credit-risk-related contingent features. At October 3, 2010, the Company has no collateral posted related to these contingent features.

The following table presents the gains and losses of the Company’s derivative financial instruments for the thirteen and thirty-nine week periods ended October 3, 2010 and September 27, 2009 (in thousands):

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 3,	September 27,	October 3	September 27,
	2010	2009	2010	2009

Derivatives designated as hedging instruments	$7	$(44)	$(28)	$(44)
Derivatives not designated as hedging instruments	$—	$96	$—	$223

The recognized gains/losses related to commodity hedges not designated as hedging instruments and commodity hedges designated as hedging instruments are recorded in the condensed consolidated statements of operations as costs of goods sold and related occupancy expenses.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

5.	Fair Value Measurements

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table presents the financial assets and liabilities measured at fair value on a recurring basis as of October 3, 2010 (in thousands):

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents
Cash deposits	$5,982	$5,982	$—	$—
Money market funds	$4,036	$4,036	$—	$—
Derivatives	$21	$21	$—	$—

The following table presents the financial assets and liabilities measured at fair value on a recurring basis as of January 3, 2010 (in thousands):

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents
Cash deposits	$1,557	$1,557	$—	$—
Money market funds	$22,021	$22,021	$—	$—
Liabilities:
Derivatives	$7	$7	$—	$—

Cash and cash equivalents include cash held at FDIC-insured financial institutions and highly liquid money market funds. The fair value of cash equivalents is determined using quoted market prices in active markets for identical assets, thus they are considered to be Level 1 instruments.

Derivative assets and liabilities consist of commodity futures contracts. Where applicable, the Company uses quoted prices in an active market for identical derivative assets and liabilities that are traded in exchanges. These derivative assets are included in Level 1.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

6.	Inventories

Inventories consist of the following (in thousands):

	October 3,	January 3,
	2010	2010

Coffee	$24,219	$5,615
Other merchandise held for sale	4,059	4,029
Supplies	2,905	3,634

	$31,183	$13,278

At October 3, 2010 and January 3, 2010, the Company had committed to fixed price purchase commitments, primarily for green coffee, aggregating approximately $25.3 million and $15.1 million, respectively. These fixed price contracts are for less than one year.

7.	Equity and Stock Based Compensation

The Company maintains stock compensation plans, which provide for the granting of non-qualified stock options and restricted stock to officers, key employees and certain non-employees. Stock options have been granted at prices equal to the fair market values as of the dates of grant. Options and restricted stock generally vest over four years and options generally expire ten years from the grant date. Stock-based compensation expense for the thirteen weeks ended October 3, 2010 and September 27, 2009 was approximately $0.3 million and $0.2 million, respectively, and is included in general and administrative expenses in the condensed consolidated statements of operations. Stock-based compensation for the thirty- nine weeks ended October 3, 2010 and September 27, 2009 was approximately $1.0 million and $0.7 million, respectively.

Stock option activity during the period indicated is as follows (in thousands, except per share and life data):

			Weighted
		Weighted	Average
	Number of	Average	Contract
	Shares	Exercise Price	Life

Outstanding, January 3, 2010	1,696	$4.27	7.54 Yrs
Exercised	(5)	$5.72
Forfeited	(26)	$6.09

Outstanding, April 4, 2010	1,665	$4.23	7.31 Yrs

Exercised	(25)	$7.05
Forfeited	(10)	$6.32

Outstanding, July 4, 2010	1,630	$4.18	7.10 Yrs

Exercised	(15)	$6.41
Forfeited	(10)	$6.22

Outstanding, October 3, 2010	1,605	$4.15	6.89 Yrs

Options vested at October 3, 2010	983	$5.23	6.28 Yrs

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Restricted Stock activity during the period indicated is as follows (in thousands, except per share and life data):

				Weighted
		Weighted		Average
	Number of	Average Grant Date		Contract
	Shares	Fair Value		Life

Outstanding, January 3, 2010	300		$5.83	3.50 Yrs
Granted	215		$7.07
Forfeited	(9)		$8.15

Outstanding, April 4, 2010	506		$6.31	3.31 Yrs

Granted	—	$
Vested	(3)		$1.86
Forfeited	—	$

Outstanding, July 4, 2010	503		$6.34	3.11 Yrs

Granted	—	$
Vested	(78)		$5.54
Forfeited	(20)		$7.68

Outstanding, October 3, 2010	405		$6.43	2.91 Yrs

8.	Income Taxes

During the thirteen and thirty-nine weeks ended October 3, 2010, the Company recognized a tax provision of less than $0.1 million and a tax benefit of $0.1 million, respectively. After consideration of all evidence, both positive and negative, management has recorded a valuation allowance against its deferred income tax assets at October 3, 2010 due to the uncertainty of realizing such deferred income tax assets. During the thirteen and thirty-nine weeks ended September 27, 2009, the Company recognized a tax benefit of $0.1 million and $0.2 million, respectively.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

9.	Net Income Per Share

Basic and diluted net income attributable to Caribou Coffee Company, Inc. common shareholders per share for the thirteen and thirty-nine week periods ended October 3, 2010 and September 27, 2009, were as follows (in thousands, except per share data):

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 3,	September 27,	October 3	September 27,
	2010	2009	2010	2009

Net income attributable to Caribou Coffee Company, Inc.	$1,607	$654	$5,066	$2,168

Weighted average common shares outstanding—basic	19,610	19,470	19,599	19,418
Dilutive impact of stock-based compensation	1,100	699	941	412

Weighted average common shares outstanding—dilutive	20,710	20,169	20,540	19,830

Basic net income per share	$0.08	$0.03	$0.26	$0.11
Diluted net income per share	$0.08	$0.03	$0.25	$0.11

For the thirteen week periods ended October 3, 2010 and September 27, 2009, 0.1 million and 0.4 million stock options, respectively, and for the thirty-nine week periods ended October 3, 2010 and September 27, 2009, 0.2 million and 0.6 million stock options, respectively were excluded from the calculation of shares applicable to diluted net income per share because their inclusion would have been anti-dilutive.

10.	Master Franchise Agreement

In November 2004, the Company entered into a Master Franchise Agreement with a franchisee. The agreement provides the franchisee the right to develop, subfranchise or operate 250 Caribou Coffee coffeehouses in 12 Middle Eastern countries. The Agreement expires in November 2012 and provides for certain renewal options.

In connection with the agreement, the franchisee paid the Company a nonrefundable deposit aggregating $3.3 million. In addition to the deposit, the franchisee is obligated to pay the Company $20 thousand per franchised/subfranchised coffeehouse (initial franchise fee) opened for the first 100 Caribou Coffee Coffeehouses and $15 thousand for each additional franchised/subfranchised coffeehouse opened (after the first 100). The agreement provides for $5 thousand per location of the initial deposit received by the Company to be applied against the initial franchise fee as discussed herein. Monthly royalty payments ranging from 3%-5% of gross sales are also due to the Company.

As of October 3, 2010 and January 3, 2010, the Company included $2.1 million and $2.0 million, respectively, of the deposit in long term liabilities as deferred revenue and $0.5 million and $0.5 million, respectively, in current liabilities as deferred revenue on its balance sheet. The initial deposit will be amortized into income on a pro rata basis along with the initial franchise fee payments received in connection with the execution of the franchise or subfranchise agreements at the time of the coffeehouse opening. The current portion of deferred revenue represents the franchise fees for the coffeehouses estimated to be opened during the subsequent twelve months per the development schedule in the Master Franchise Agreement. At October 3, 2010, there were 70 coffeehouses operating under this Agreement. The franchisee and certain owners of the franchisee also own indirect interests in Caribou Holding Company Limited.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

11.	Revolving Credit Facility

On February 19, 2010, the Company entered into a sale leaseback arrangement with a third party finance company whereby from time to time the Company sells equipment to the finance company, and, immediately following the sale, it leases back all of the equipment it sold to such third party. The Company does not recognize any gain or loss on the sale of the assets. The maximum amount of equipment the Company can sell and leaseback is $15.0 million, with an option for an additional $10.0 million. The agreement expires on February 19, 2013. Annual rent payable under the lease arrangement is equal to the amount outstanding under the lease financing arrangement multiplied by the applicable Federal Funds effective rate plus a specified margin or the lenders prime rate plus a specified margin.

The finance company funds its obligations under the lease financing arrangement through a revolving credit facility that it entered into with a commercial lender also on February 19, 2010. The terms of the revolving credit facility are economically equivalent to the lease financing arrangement such that the amount of rent payments and unpaid acquisition costs under the lease financing arrangement are at all times equal to the interest and principal under the revolving credit facility. The Company consolidates the third party finance company as the Company is the primary beneficiary in a variable interest entity due to the terms and provisions of the lease financing arrangement. Accordingly, the Company’s condensed consolidated balance sheets include all assets and liabilities of the third party finance company under the captions property and equipment and revolving credit facility, respectively. The Company’s condensed consolidated statements of operations include all the operations of the finance company including all interest expense related to the revolving credit facility. Notwithstanding this presentation, the Company’s obligations are limited to its obligations under the lease financing arrangement and the Company has no obligations under the revolving credit facility. The third party finance company was established solely for the purpose of facilitating the Company’s sale leaseback arrangement. The finance company does not have any other assets or liabilities or income and expense other than those associated with the revolving credit facility. At October 3, 2010 there was no property and equipment leased under this arrangement. The lease financing arrangement has been structured to be consistent with Shari’ah principles.

Both the lease financing arrangement and the revolving credit facility above were entered into on February 19, 2010. Simultaneously, the Company terminated a similar lease financing arrangement and revolving credit facility with a different commercial lender. Upon termination of the old lease financing arrangement and revolving credit facility, the Company wrote off $0.1 million in deferred financing fees and capitalized $0.3 million in deferred financing fees related to the new lease arrangement and revolving credit facility, which will be amortized over the three year life of the agreements.

The terms of the sale leaseback agreement contain certain financial covenants and limitations on the amount used for expansion activities based on leverage ratios and interest coverage ratios of the Company. The Company is liable for a 0.5% commitment fee on any unused portion of the facility. There are no amounts outstanding under the new facility at October 3, 2010 or under the previous facility at January 3, 2010.

Unamortized deferred financing fees capitalized on the balance sheet totaled $0.2 million and $0.1 million as of October 3, 2010 and January 3, 2010 respectively. Interest payable under the new revolving credit facility is equal to the amount outstanding under the facility multiplied by the applicable LIBOR rate plus a specified margin.

12.	Commitments and Contingencies

From time to time, the Company becomes involved in certain legal proceedings in the ordinary course of business. The Company does not believe that any such ordinary course legal proceedings to which it is currently a party will have a material adverse effect on its financial position or results of operations.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

13.	Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for decision making purposes. The Company has three reportable operating segments: retail coffeehouses, commercial and franchise. “Unallocated corporate” includes expenses pertaining to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments. All of the segment sales are from external customers.

Retail Coffeehouses

The Company’s retail segment operated 410 company-owned coffeehouses located in 16 states and the District of Columbia, as of October 3, 2010. The coffeehouses offer customers high-quality premium coffee and espresso-based beverages, and also offer specialty teas, baked goods, whole bean coffee, branded merchandise and related products.

Commercial

The commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues, and on-line customers.

Franchise

The franchise segment sells franchises to operate Caribou Coffee brand coffeehouses to domestic and international franchisees. As of October 3, 2010, there were 129 franchised coffeehouses in U.S and international markets.

The tables below present information by operating segment for the thirteen and thirty-nine weeks ended October 3, 2010 and September 27, 2009 (in thousands):

Thirteen weeks ended October 3, 2010

	Retail			Unallocated
	Coffeehouses	Commercial	Franchise	Corporate	Total

Total net sales	$56,626	$11,255	$2,292	$—	$70,173
Costs of sales and related occupancy costs	23,694	7,706	1,301	—	32,701
Operating expenses	23,666	1,140	324	—	25,130
Depreciation and amortization	3,079	16	4	—	3,099
General and administrative expenses	2,276	—	—	5,145	7,421

Operating income (loss)	$3,911	$2,393	$663	$(5,145)	$1,822

Identifiable assets	$33,201	$352	$53	$8,622	$42,228
Net capital expenditures	$3,652	$508	$—	$333	$4,493

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Thirteen weeks ended September 27, 2009

	Retail			Unallocated
	Coffeehouses	Commercial	Franchise	Corporate	Total

Total net sales	$54,479	$6,557	$1,703	$—	$62,739
Costs of sales and related occupancy costs	22,644	4,232	973	—	27,849
Operating expenses	23,127	1,010	289	—	24,426
Depreciation and amortization	3,454	10	1	—	3,465
General and administrative expenses	1,742	—	—	4,571	6,313

Operating income (loss)	$3,512	$1,305	$440	$(4,571)	$686

Identifiable assets	$40,896	$107	$9	$7,932	$48,944
Net capital expenditures	$483	$4	$—	$92	$579

Thirty-nine weeks ended October 3, 2010

	Retail			Unallocated
	Coffeehouses	Commercial	Franchise	Corporate	Total

Total net sales	$169,974	$28,902	$7,232	$—	$206,108
Costs of sales and related occupancy costs	70,744	19,668	4,239	—	94,651
Operating expenses	70,945	3,223	991	—	75,159
Depreciation and amortization	9,218	42	11	—	9,271
General and administrative expenses	6,245	—	—	15,318	21,563

Operating income (loss)	$12,822	$5,969	$1,991	$(15,318)	$5,464

Identifiable assets	$33,201	$352	$53	$8,622	$42,228
Net capital expenditures	$4,454	$581	$56	$855	$5,946

Thirty-nine weeks ended September 27, 2009

	Retail			Unallocated
	Coffeehouses	Commercial	Franchise	Corporate	Total

Total net sales	$162,637	$17,996	$5,440	$—	$186,073
Costs of sales and related occupancy costs	66,827	11,529	3,082	—	81,438
Operating expenses	68,219	2,582	900	—	71,684
Depreciation and amortization	10,741	32	3	—	10,776
General and administrative expenses	5,591	—	—	14,100	19,708

Operating (loss) income	$11,259	$3,853	$1,455	$(14,100)	$2,467

Identifiable assets	$40,896	$107	$9	$7,932	$48,944
Net capital expenditures	$701	$8	$—	$319	$1,028

All of the Company’s assets are located in the United States, and approximately 1% of the Company’s consolidated sales come from outside the United States. No customer accounts for 10% or more of the Company’s sales.

PROSPECTUS

Caribou Coffee Company, Inc.

11,672,245 Shares of Common Stock

This prospectus relates to 11,672,245 shares of our common stock that may be offered and sold from time to time by the selling shareholder named in this prospectus. The selling shareholder will receive all of the proceeds from any sales of its shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

Our common stock is traded on the Nasdaq Global Market under the symbol “CBOU.” On November 15, 2010, the last reported sales price for our common stock on the Nasdaq Global Market was $11.06 per share.

Buying shares of our common stock involves risk. See “Risk Factors” beginning on page 4 of our Annual Report on Form 10-K for the fiscal year ended January 3, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 16, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Specific information about the terms of an offering will be included in a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” before you decide whether to invest in our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements, or any free writing prospectus that we file with the SEC in connection with an offering. Neither we, the selling shareholder nor any underwriter has authorized anyone to provide any other information or any information different from that contained in this prospectus and the documents incorporated by reference herein.

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “Caribou,” “the Company,” “we,” “us,” and “our” as used in this prospectus refer to Caribou Coffee Company, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. The words “believe,” “project,” “expect,” “estimate,” “assume,” “intend,” “anticipate,” “target,” “plan,” and variations thereof and similar expressions are intended to identify forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, the Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements to reflect any events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the historical experience of the Company and management’s present expectations or projections. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Caribou Coffee brand and other factors disclosed in the Company’s filings with the SEC. In addition, additional risks that could cause the Company’s actual results to differ materially from those expressed in the Company’s forward-looking statements are discussed in Part  I, “Item 1A Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and are specifically incorporated herein by reference.

OUR COMPANY

We are the second largest company-owned gourmet coffeehouse operator in the United States based on the number of coffeehouses. As of October 3, 2010, we had 539 retail locations, including 129 franchised locations. Our coffeehouses are located in 19 states, the District of Columbia and international markets. We offer our customers high-quality gourmet coffee and espresso-based beverages, as well as specialty teas, baked goods, food, whole bean coffee and branded merchandise. We also sell our high-quality whole bean and ground coffee to grocery stores, mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and on-line customers nationwide. We focus on creating a unique experience for customers through a combination of our high-quality products, a comfortable and welcoming coffeehouse environment and customer service.

We are incorporated in the State of Minnesota. Our principal executive offices are located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota, and our phone number is (763) 592-2200.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission (see “Incorporation of Certain Information by Reference”). If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholder. All proceeds from the sale of the shares will be solely for the account of the selling shareholder.

SELLING SHAREHOLDER

We are registering for resale the shares covered by this prospectus on behalf of the shareholder named in the table below. The selling shareholder may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus as provided under the section entitled “Plan of Distribution.” However, we do not know when or in what amount the selling shareholder may offer their shares for sale under this prospectus, if any. The selling shareholder will pay all legal and printing expenses and all underwriting fees, discounts and commissions, if any, incurred with respect to the registration and sale of the shares of common stock owned by the selling shareholder. The Company will bear all other costs, expenses and fees in connection with the registration and any sales of the shares. The following table sets forth:

•	the number and percent of shares of our common stock that the selling shareholder beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling shareholder under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling shareholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling shareholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling shareholder may offer under this prospectus. We do not know how long the selling shareholder will hold the shares before selling them or how many shares the selling shareholder will sell, if at all, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling shareholder.

This table is prepared solely based on information supplied to us by the selling shareholder, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 20,041,973 shares of our common stock issued and outstanding on November 15, 2010, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Prior to Offering		Being	After Offering
Selling shareholder	Number	Percent	Offered	Number	Percent

Caribou Holding Company Limited	11,672,245	58.2%	11,672,245	—	—

Caribou Holding Company Limited (“CHCL”) has 150,600 shares of voting stock and 6,815,038 shares of non-voting stock outstanding. 5,971,218 of the shares of non-voting stock are held by five companies (the “Five Non-Voting Holding Companies”), which are Cayman Island entities owned by approximately 241 international investors. Arcapita Bank B.S.C. (c) (“Arcapita Bank”) holds a minority interest in three of the Five Non-Voting Holding Companies, which each own 1,587,180 shares of the non-voting stock of CHCL. 572,820 of the remaining shares of non-voting stock are held by Premium Coffee Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 271,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (“AIPL”), a Cayman Islands entity owned by management of Arcapita Bank. 10,040 shares of voting stock are held by each of the 15 separate Cayman Island entities formed by Arcapita Bank (the “Voting Cayman Entities”). The Voting Cayman Entities are owned by approximately 50 international investors (the “International Investors”). Each of the Voting Cayman Entities owns 6 2/3% of the voting stock of CHCL. Each International Investor has granted Arcapita Investment Management Limited (“AIML”), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration agreement with AIML pursuant to which AIML is authorized to vote the voting stock of CHCL held by such Voting Cayman Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its shareholders.

Charles H. Ogburn has served as one of our directors since January 2003. Mr. Ogburn served as an Executive Director of Arcapita Bank, an affiliate of CHCL, from March 2001 to June 2010. Charles L. Griffith has served as one of our directors since July 2005. Mr. Griffith has served as an Executive Director of Arcapita Bank since February 2005.

In addition, during fiscal year 2008, the selling shareholder contributed to the Company management consulting and research services with a value of $200,000. Since the Company was the primary beneficiary of these services, it included the amount in general and administrative expense and recorded a corresponding increase to additional paid-in capital.

PLAN OF DISTRIBUTION

We are registering 11,672,245 shares of our common stock for possible sale by the selling shareholder. Unless the context otherwise requires, as used in this prospectus, “selling shareholder” includes the selling shareholder named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling shareholder as a gift, pledge, distribution or other transfer after the date of this prospectus.

The selling shareholder may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq Global Market or otherwise;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

The selling shareholder may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling shareholder also may sell the shares pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the “Securities Act”), as permitted by that rule. The selling shareholder may effect transactions by selling shares directly to purchasers or to or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. The selling shareholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling shareholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling shareholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

The selling shareholder’ shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. We have agreed to register or qualify the selling shareholder’ shares in these states as necessary, subject to certain restrictions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), while the selling shareholder is engaged in the distribution of its shares, it may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

The selling shareholder will pay all legal and printing expenses in connection with the registration and any sales of the shares and all underwriting fees, discounts and commissions, if any, attributable to the sales of the shares. The Company will bear all other costs, expenses and fees in connection with the registration and any sales of the shares. The selling shareholder may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling shareholder will agree to indemnify us against certain liabilities in connection with the offering of the shares, including certain liabilities arising under the Securities Act. We will agree to indemnify the selling shareholder against certain liabilities arising under the Securities Act.

Upon notification to us by the selling shareholder that any material arrangement has been entered into with any underwriters or broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating underwriters, broker-dealers or agents;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable; and

•	other facts material to the transaction.

In addition, upon being notified by the selling shareholder that a donee, pledgee, transferee, or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name such person as a selling shareholder.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Dan E. Lee, Senior Vice President, General Counsel and Secretary. As of November 16, Mr. Lee beneficially owned 74,437 shares of the Company’s common stock (which amount includes 48,463 shares that are subject to options or are otherwise forfeitable but which Mr. Lee is deemed to own pursuant to Rule 13d-3 under the Exchange Act). Certain other legal matters will be passed upon for us by King & Spalding LLP, Atlanta, Georgia

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 3, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public from the SEC’s web site at www.sec.gov or from our web site at www.cariboucoffee.com. However, the information on our web site does not constitute a part of this prospectus. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the filed documents listed below, except (1) as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and (2) to the extent portions of such documents are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (including the portions of our Proxy Statement on Schedule 14A, filed on March 31, 2010, incorporated by reference therein);

•	our Quarterly Reports on Form 10-Q for the quarters ended April 4, 2010, July 4, 2010 and October 3, 2010;

•	our Current Report on Form 8-K filed on May 14, 2010; and

•	the description of our common stock, par value $0.01 per share, including under the caption “Description of Capital Stock” in the prospectus forming part of the Company’s Registration Statement on Form S-1, initially filed with the SEC on July 19, 2005 (File No. 333-126691), as amended, which description has been incorporated by reference in Item 1 of our Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act, on September 21, 2005 (File No. 000-51535).

We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue North
Brooklyn Center, Minnesota
Attn: Corporate Secretary
(763) 592-2200

The Community Place I Love

Fall for Pumpkin Goodness
Skip rocks, not breakfast.
New Additions to the Family
ALWAYS HAVE AN ESCAPE PLAN.
BE YOUR OWN MOTOR.

Caribou Coffee

5,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Jefferies & Company	Baird	William Blair & Company

Co-Manager

Craig-Hallum Capital Group

December 15, 2010